Form 10-K, Exhibit 13
period 1993-10-31
HEWLETT PACKARD CO
filed 1994-01-28
CIK 47217

                                                                      EXHIBIT 13

Selected Financial Data
Hewlett-Packard Company and Subsidiaries
Unaudited


For the years ended October 31
In millions except per share
amounts and employees              1993     1992     1991     1990     1989     1988
- ------------------------------------------------------------------------------------
U.S. orders                     $ 9,462  $ 7,569  $ 6,484  $ 6,143  $ 5,677  $ 4,780

International orders             11,310    9,192    8,192    7,342    6,483    5,290
                                ----------------------------------------------------

Total orders                    $20,772  $16,761  $14,676  $13,485  $12,160  $10,070
                                ----------------------------------------------------
                                                                                                (BAR
Net revenue                     $20,317  $16,410  $14,494  $13,233  $11,899  $ 9,831            CHART
                                                                                                OMITTED)
Earnings from operations        $ 1,879  $ 1,404  $ 1,210  $ 1,162  $ 1,212  $ 1,084

Earnings before effect of
1992 accounting change          $ 1,177  $   881  $   755  $   739  $   829  $   816

Net earnings                    $ 1,177  $   549  $   755  $   739  $   829  $   816

Per share:

  Earnings before
  effect of 1992
  accounting change             $  4.65  $  3.49  $  3.02  $  3.06  $  3.52  $  3.36

  Net earnings                  $  4.65  $  2.18  $  3.02  $  3.06  $  3.52  $  3.36

  Cash dividend paid            $   .90  $  .725  $   .48  $   .42  $   .36  $   .28

At year-end:

  Total assets                  $16,736  $13,700  $11,973  $11,395  $10,075  $ 7,858
                                                                                                (BAR
  Employees                      96,200   92,600   89,000   92,200   94,900   86,600            CHART
                                ----------------------------------------------------            OMITTED)

See discussion of the 1992 change in accounting for retiree medical benefits on page 39 of this report.

                                                                          ------

Consolidated Statement of Earnings
Hewlett-Packard Company and Subsidiaries

For the years ended October 31
In millions except per share amounts                                    1993     1992     1991
- ----------------------------------------------------------------------------------------------
Net revenue:
  Equipment                                                          $15,533  $12,354  $11,019
  Services                                                             4,784    4,056    3,475
                                                                     -------------------------
                                                                      20,317   16,410   14,494
                                                                     -------------------------
Costs and expenses:
  Cost of equipment sold                                               8,929    6,625    5,634
  Cost of services                                                     3,194    2,533    2,224
  Research and development                                             1,761    1,620    1,463
  Selling, general and administrative                                  4,554    4,228    3,963
                                                                     -------------------------
                                                                      18,438   15,006   13,284
                                                                     -------------------------
Earnings from operations                                               1,879    1,404    1,210
Interest income and other income (expense)                                25       17       47
Interest expense                                                         121       96      130
                                                                     -------------------------
Earnings before taxes and effect of 1992 accounting change             1,783    1,325    1,127
Provision for taxes                                                      606      444      372
                                                                     -------------------------
Earnings before effect of 1992 accounting change                       1,177      881      755
Transition effect of 1992 accounting change, net of taxes                 --      332       --
                                                                     -------------------------
Net earnings                                                         $ 1,177  $   549  $   755
                                                                     =========================
Earnings per share before effect of 1992 accounting change           $  4.65  $  3.49  $  3.02
Transition effect per share of 1992 accounting change, net of taxes       --     1.31       --
                                                                     -------------------------
Net earnings per share                                               $  4.65  $  2.18  $  3.02
                                                                     =========================

The accompanying notes are an integral part of these financial statements.
See discussion of the 1992 change in accounting for retiree medical benefits on page 39 of this report.

- ------
24

Financial Review
Hewlett-Packard Company and Subsidiaries
Unaudited


Results of Operations
In 1993, HP saw excellent overall market acceptance of new products and achieved 24 percent growth in net revenue, despite continuing economic weakness around the world. Moreover, favorable impacts from ongoing efforts to improve operating expense structures offset rising costs of sales, resulting in increased earnings from operations of 24 percent, after adjusting 1992 for the effects of special charges.

HP's orders increased 24 percent over 1992, totaling $20.8 billion, compared to a 14 percent increase in 1992. Domestic and international orders grew 25 and 23 percent, respectively, reflecting HP's well-
balanced position across a variety of geographic markets. Net revenue from U.S. operations grew 30 percent to $9.3 billion while net revenue from international operations grew 19 percent to $11.0 billion,
following increases of 13 percent in 1992 for both U.S. and             (GRAPH
international operations. New acquisitions added approximately 3        OMITTED)
percentage points to the order and revenue growth. The U.S. dollar strengthened slightly during 1993 relative to most major foreign currencies while it weakened relative to the Yen. The changing value of the U.S. dollar had only a minor impact on HP's international net revenue.

Net revenue from equipment sales increased 26 percent in 1993 compared to 12 percent in 1992. Demand for the company's peripheral products, such as the HP LaserJet and HP DeskJet families of printers, workstations and multiuser computer systems based on the UNIX operating system and 486-based Vectra PCs continued to be excellent in 1993. A major milestone was reached during the year with the shipment of the 10 millionth HP LaserJet printer. Service revenue grew 18 percent and 17 percent in 1993 and 1992, respectively. Sales of consumable supplies for the company's printer products were excellent and fueled the growth in service revenue in both 1993 and 1992. Detailed information on orders and net revenue by groupings of similar products and services is presented on page 44 of this report.

New products introduced during the year demonstrate HP's commitment to innovative technology and continuous product improvements. Among the many new products receiving strong acceptance in the marketplace during 1993 were the HP LaserJet 4Si and HP DeskJet 1200 printers, HP
9000 Series 700 workstations, HP Vectra PCs, and HP 9000 multiuser      (GRAPH
systems and servers. Other key products introduced in 1993 include the OMITTED) HP OmniBook 300 superportable PC, broadcast encoders for digital high-definition TV, the HP 5890 Series II Plus gas chromatograph offering precise digital control and a network-monitoring system for telecommunications providing real-time data for troubleshooting.

Costs and expenses as a percentage of net revenue were as follows:

For the years ended October 31:            1993       1992       1991
- ---------------------------------------------------------------------
Cost of equipment sold and services        59.7%      55.8%      54.2%
Research and development                    8.7%       9.9%      10.1%
Selling, general and administrative        22.4%      25.7%      27.4%
- ---------------------------------------------------------------------

                                                                          ------

          Financial Review
          Hewlett-Packard Company and Subsidiaries
          Unaudited


          During 1993, cost of equipment sold and services increased 3.9 percentage points following a 1.6 percentage point increase in 1992. Pricing and other competitive pressures increased in 1993 and had a significant impact on cost of sales. Changes in the mix of products sold also continued to put upward pressure on cost of sales as a percentage of net revenue. In 1993, a higher portion of the company's net revenue was generated by peripheral products, which are primarily sold through dealers and other indirect channels. Products sold through these channels generally carry higher discounts, thereby increasing cost of sales as a percentage of net revenue. These factors are likely to continue to put some upward pressure on cost of sales.

          Research and development expenditures as a percentage of net revenue decreased 1.2 percentage points compared with a .2 percentage point decrease in 1992. Total expenditures increased 9 percent to $1.8 billion in 1993 versus $1.6 billion in 1992. The increased investment in research and development reflects the company's belief that continued success in a global marketplace requires a continuing flow
(GRAPH    of innovative, high-quality products.
OMITTED)
          Selling, general and administrative expense as a percentage of net revenue decreased 3.3 percentage points to 22.4 percent of net revenue, following a 1.7 percentage point decrease in 1992. This decrease reflects ongoing efforts to adjust expense structures, the effects of the change in the mix of products sold as mentioned above, and benefits of the company's 1992 and 1991 special charges for employment reductions and facilities consolidations.

          The reduction of operating expense ratios and optimization of manufacturing processes in order to improve profitability remain major focuses of the company.

          Interest income and other income (expense) was $25 million in 1993 compared to $17 million in 1992 and $47 million in 1991. During the year, write-downs of real estate assets in geographic areas with weak real estate markets were about offset by gains on sales of certain stock investments. The increase in 1993 is largely due to special charges and balance sheet translation losses in 1992 that did not recur. These factors also contributed to the decrease from 1991 to 1992.

          Interest expense was $121 million in 1993 compared to $96 million in 1992 and $130 million in 1991. The changes in interest expense reflect changes in the levels of notes payable and short-term borrowings and long-term debt outstanding, as well as interest rate changes during
(GRAPH    the respective periods.
OMITTED)
          The company's effective tax rate increased slightly to 34 percent in 1993 compared with 33.5 percent in 1992 and 33 percent in 1991. A combination of factors led to the increase, including an increase in the U.S. corporate federal income tax rate, changes in the geographic mix of the company's earnings and resolution of certain issues related to tax returns filed in prior years.

          In 1992, HP incurred special charges of approximately $137 million before taxes, or $0.36 per share, to cover the costs related to voluntary severance programs, employee redeployment and related facilities consolidations. Approximately 2,000 employees left the company during 1993 under voluntary severance programs. The company incurred a similar charge in 1991 of about $150 million before taxes, or approximately $0.40 per share.

- ------
26

Financial Review
Hewlett-Packard Company and Subsidiaries
Unaudited


Net earnings increased 21 percent to $1.2 billion in 1993, excluding the 1992 effects of special charges described above and a one-time charge of $332 million after income taxes for a change in accounting for retiree medical benefits. This compares to a 14 percent increase in 1992, excluding the accounting change and special charges in both
1992 and 1991. As a percentage of net revenue, net earnings without the special charges and accounting change were 5.8 percent in 1993 compared with 5.9 percent in 1992 and 5.9 percent in 1991. Including the special charges and accounting change, net earnings in 1992 and
1991 were 3.3 and 5.2 percent of net revenue.
                                                                        (BAR
Average shares outstanding used to compute earnings per share were      CHART
253.2 million in 1993, 252.6 million in 1992 and 250.1 million in 1991. OMITTED) The increases in shares outstanding resulted from issuances of common stock to employees under various stock plans, partially offset by stock acquired by the company under its ongoing share repurchase program.

Financial Condition and Liquidity
HP's financial position remains strong, with cash and cash equivalents and short-term investments of $1.6 billion at October 31, 1993, compared to $1.0 billion at October 31, 1992, and $1.1 billion at October 31, 1991.

Operating activities generated $1.1 billion in cash in 1993, compared to $1.3 billion and $1.6 billion in 1992 and 1991, respectively. The decrease in cash generated from operations in 1993 compared to 1992 is primarily attributable to a substantial increase in inventory levels, partially offset by higher net earnings. The inventory buildup is due to several factors including new product ramp-ups, short time-to-market introduction cycles and increased usage of retail channels, which require higher inventory levels to meet the immediate needs of retailers' customers. One of the company's major objectives is to enhance processes, with a focus on improving inventory turnover, to accommodate business changes such as shorter product life cycles and rapid product ramp-ups.

The company invests excess cash in short-term and long-term
investments depending on its projected needs for cash for operations, capital expenditures and other business purposes. The company from time to time supplements its internally generated cash flow with a combination of short-term and long-term borrowings as required by developments in its businesses. 1993 capital expenditures were $1.4 billion compared to $1.0 billion and $862 million in 1992 and 1991, respectively. The increase in capital expenditures in 1993 relates
mainly to expansion of production capacity for computer products,       (BAR
including printers and printer supplies.                                CHART
                                                                        OMITTED)
Cash flow from changes in long-term debt, notes payable and short-term borrowings was a net borrowing of $966 million in 1993 compared to net borrowings of $416 million in 1992 and net payments of $647 million in 1991. At October 31, 1993, the company had unused credit lines and authorized but unissued commercial paper totaling $1.3 billion.

Shares are repurchased periodically to meet employee stock plan requirements. Approximately 4.3 million shares were purchased in 1993 at an aggregate price of $314 million. In 1992, 7.7 million shares were purchased at an aggregate price of $530 million; and in 1991, 1.6 million shares were purchased for an aggregate price of $79 million. Additional stock purchase expenditures, based on certain price and volume criteria, are authorized by the Board of Directors. At October 31, 1993, the remaining authorization was $79 million. In November 1993, the Board authorized an additional $500 million.

                                                                          ------

Consolidated Balance Sheet
Hewlett-Packard Company and Subsidiaries


October 31
In millions except par value and number of shares                                 1993      1992
- --------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                     $   889    $   641
  Short-term investments                                                            755        394
  Accounts and notes receivable                                                   4,208      3,497
  Inventories:
    Finished goods                                                                2,121      1,271
    Purchased parts and fabricated assemblies                                     1,570      1,334
  Other current assets                                                              693        542
                                                                                ------------------
    Total current assets                                                         10,236      7,679
                                                                                ------------------
Property, plant and equipment:
  Land                                                                              514        402
  Buildings and leasehold improvements                                            3,254      2,994
  Machinery and equipment                                                         3,759      3,196
                                                                                ------------------
                                                                                  7,527      6,592
  Accumulated depreciation                                                       (3,347)    (2,943)
                                                                                ------------------
                                                                                  4,180      3,649
Long-term receivables and other assets                                            2,320      2,372
                                                                                ------------------
                                                                                $16,736    $13,700
                                                                                ==================
Liabilities and shareholders' equity
Current liabilities:
  Notes payable and short-term borrowings                                       $ 2,190    $ 1,384
  Accounts payable                                                                1,223        925
  Employee compensation and benefits                                              1,048        913
  Taxes on earnings                                                                 922        490
  Deferred revenues                                                                 507        449
  Other accrued liabilities                                                         978        933
                                                                                ------------------
    Total current liabilities                                                     6,868      5,094
                                                                                ------------------
Long-term debt                                                                      667        425
Other liabilities                                                                   659        633
Deferred taxes on earnings                                                           31         49
Shareholders' equity:
  Preferred stock, $1 par value (authorized: 300,000,000 shares; issued: none)       --         --
  Common stock and capital in excess of $1 par value (authorized: 600,000,000
  shares; issued and outstanding: 252,713,000 in 1993 and 250,824,000 in 1992)      937        874
  Retained earnings                                                               7,574      6,625
                                                                                ------------------
    Total shareholders' equity                                                    8,511      7,499
                                                                                ------------------
                                                                                $16,736    $13,700
                                                                                ==================

The accompanying notes are an integral part of these financial statements.

- ------
28

Financial Review
Hewlett-Packard Company and Subsidiaries
Unaudited


Factors That May Affect Future Results
The company's future operating results are dependent on the company's ability to rapidly develop, manufacture and market technologically innovative products that meet customers' needs. Inherent in this process are a number of risks that the company must successfully manage in order to achieve favorable operating results.

The process of developing new high technology products is complex and uncertain and requires innovative designs that anticipate customer needs and technological trends. After the products are developed, the company must quickly manufacture products in sufficient volumes at acceptable costs to meet demand.

In addition, a portion of the company's manufacturing operations is dependent on the ability of significant suppliers to deliver integral
sub-assemblies and components in time to meet critical manufacturing    (GRAPH
schedules. The failure of suppliers to deliver these subassemblies and OMITTED) components in a timely manner may adversely affect the company's operating results until alternate sourcing could be developed. The company believes that alternate suppliers or design solutions could be arranged within a reasonable time so that material long-term adverse impacts would be unlikely.

Changing industry practices and customer preferences require the company to expand into new distribution channels. As more of HP's products are distributed through dealer and other indirect channels, these channels become more critical to the company's success. Financial results could be adversely affected in the event that the financial condition of these sellers weakens.

The operations of the company involve the use of substances regulated under various federal, state and international laws governing the environment. It is the company's policy to apply strict standards for environmental protection to sites inside and outside the U.S., even if not subject to regulations imposed by local governments. Liability for environmental remediation is accrued when it is considered probable and costs can be estimated. Environmental expenditures are presently not material to HP's operations or financial position.

A portion of the company's research and development activities, its corporate headquarters and other critical business operations are located near major earthquake faults. The ultimate impact on the company, significant suppliers and the general infrastructure is
unknown, but operating results could be materially affected in the      (GRAPH
event of a major earthquake. The company is predominantly self-insured OMITTED) for losses and interruptions caused by earthquakes.

Although HP believes that it has the product offerings and resources needed for continued success, future revenue and margin trends cannot be reliably predicted. Factors external to the company can result in volatility of the company's common stock price. Because of the foregoing factors, recent trends should not be considered reliable indicators of future stock prices or financial results.

                                                                          ------

Consolidated Statement of Cash Flows
Hewlett-Packard Company and Subsidiaries


For the years ended October 31
In millions                                                            1993     1992     1991
- ---------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                                      $ 1,177  $   549  $   755
  Adjustments to reconcile net earnings to
  cash provided by operating activities:
    Transition effect of 1992 accounting change                          --      332       --
    Depreciation and amortization                                       846      673      624
    Deferred taxes on earnings                                         (137)     (35)     (46)
    Changes in assets and liabilities:
      Accounts and notes receivable                                    (709)    (480)    (117)
      Inventories                                                    (1,056)    (267)    (181)
      Accounts payable                                                  283      226       26
      Taxes on earnings                                                 452       31      124
      Other current assets and liabilities                              200      328      314
    Other, net                                                           86      (69)      53
                                                                    -------------------------
                                                                      1,142    1,288    1,552
                                                                    -------------------------
Cash flows from investing activities:
  Investment in property, plant and equipment                        (1,405)  (1,032)    (862)
  Disposition of property, plant and equipment                          215      183      163
  Purchase of short-term investments                                 (1,634)    (782)    (512)
  Maturities of short-term investments                                1,283      883       46
  Purchase of long-term investments                                     (22)     (53)    (394)
  Maturities of long-term investments                                    22        4      145
  Acquisitions, net of cash acquired                                    (86)    (411)      --
  Other, net                                                             23      (58)      --
                                                                    -------------------------
                                                                     (1,604)  (1,266)  (1,414)
                                                                    -------------------------
Cash flows from financing activities:
  Increase (decrease) in notes payable and short-term borrowings        807      186     (350)
  Issuance of long-term debt                                            387      309      131
  Payment of current maturities of long-term debt                      (228)     (79)    (428)
  Issuance of common stock under employee stock plans                   308      293      251
  Repurchase of common stock                                           (314)    (530)     (79)
  Dividends                                                            (228)    (183)    (120)
  Other, net                                                            (22)      (2)       5
                                                                    -------------------------
                                                                        710       (6)    (590)
                                                                    -------------------------
Increase (decrease) in cash and cash equivalents                        248       16     (452)
Cash and cash equivalents at beginning of year                          641      625    1,077
                                                                    -------------------------
Cash and cash equivalents at end of year                            $   889  $   641  $   625
                                                                    =========================

The accompanying notes are an integral part of these financial statements.

- ------
30

Consolidated Statement of Shareholders' Equity
Hewlett-Packard Company and Subsidiaries

                                                          Common stock
                                                   ---------------------------
                                                                  Par value
                                                   Number of   and capital in   Retained
In millions except number of shares in thousands     shares     excess of par   earnings       Total
- -----------------------------------------------------------------------------------------------------
Balance October 31, 1990                            244,085        $  739        $5,624        $6,363
  Employee stock plans:
    Shares issued                                     9,081           350            --           350
    Shares purchased                                 (1,619)          (79)           --           (79)
  Dividends                                              --            --          (120)         (120)
  Net earnings                                           --            --           755           755
                                                    -------------------------------------------------
Balance October 31, 1991                            251,547         1,010         6,259         7,269
  Employee stock plans:
    Shares issued                                     6,960           394            --           394
    Shares purchased                                 (7,683)         (530)           --          (530)
  Dividends                                              --            --          (183)         (183)
  Net earnings                                           --            --           549           549
                                                    -------------------------------------------------
Balance October 31, 1992                            250,824           874         6,625         7,499
  Employee stock plans:
    Shares issued                                     6,234           377            --           377
    Shares purchased                                 (4,345)         (314)           --          (314)
  Dividends                                              --            --          (228)         (228)
  Net earnings                                           --            --         1,177         1,177
                                                    -------------------------------------------------
Balance October 31, 1993                            252,713        $  937        $7,574        $8,511
                                                    =================================================

The accompanying notes are an integral part of these financial statements.

                                                                          ------

Notes to Consolidated Financial Statements
Hewlett-Packard Company and Subsidiaries


Summary of Significant Accounting Policies
- --------------------------------------------------------------------------------
Principles of consolidation
The consolidated financial statements include the accounts of Hewlett-Packard Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue recognition
Revenue from equipment sales is generally recognized at the time the equipment is shipped. Services revenue is recognized over the contractual period or as services are performed.

Taxes on earnings
Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Net earnings per share
Net earnings per share is computed based on a method that approximates the use of weighted-average shares outstanding during the year. Shares used in the computation were 253,230,000 in 1993, 252,600,000 in 1992 and 250,143,000 in
1991. Outstanding stock options considered to be common stock equivalents have not been included because the effect would be immaterial.

Short-term investments
Short-term investments principally comprise cash invested in certificates of deposit, temporary money-market instruments and repurchase agreements and are stated at cost, which approximates market.

Inventories
Inventories are valued at standard costs that approximate actual costs computed on a first-in, first-out basis, not in excess of market values.

Property, plant and equipment
Property, plant and equipment are stated at cost. Additions, improvements and major renewals are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation is provided using accelerated methods, principally over the following useful lives: buildings and improvements, 15 to 40 years; machinery and equipment, 3 to 10 years. Depreciation of leasehold improvements is provided using the straight-line method over the life of the lease or the asset, whichever is shorter.

Foreign currency translation
The company uses the U.S. dollar as its functional currency. Foreign currency assets and liabilities are translated into U.S. dollars at end-of-period exchange rates except for inventories, prepaid expenses, and property, plant and equipment, which are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates in effect during each period except for those expenses related to balance sheet amounts that are translated at historical exchange rates. Gains or losses from foreign currency translation are included in net earnings.

Statement of cash flows
The company has classified investments as cash equivalents if the original maturity of such investments is three months or less.

- ------
32

The company paid income taxes of $293 million in 1993, $459 million in 1992 and $335 million in 1991. For the same periods, the company paid interest of $109 million, $84 million and $137 million, respectively. The effect of foreign currency exchange rate fluctuations on cash balances denominated in foreign currencies was not material. Information about non-cash investing activities is included in the Acquisitions note below.

Acquisitions
- --------------------------------------------------------------------------------
The company acquired several companies during 1993 for a total purchase price of $91 million, obtaining assets of $113 million and assuming liabilities of $22 million. These acquisitions were not significant to the financial position or results of operations of the company.

In 1992, the company acquired Avantek, Inc., Colorado Memory Systems, Inc. and Texas Instruments' family of commercial UNIX-system based multiuser computers and related services for an aggregate purchase price of $423 million. In the aggregate, the company acquired assets and liabilities of $529 million and $106 million, respectively.

All of these acquisitions were accounted for using the purchase method. Under the purchase method, the results of operations of acquired companies are included prospectively from the date of acquisition, and the acquisition cost is allocated to the acquirees' assets and liabilities based upon their fair market value at the date of the acquisition. The excess of the acquisition cost over the fair market value of net assets acquired represents goodwill and amounted to $71 million and $334 million for the 1993 and 1992 acquisitions, respectively. At the end of fiscal year 1993, the net book value of goodwill associated with current and prior year acquisitions was $623 million and is being amortized on a straight-line basis over 3 to 10 years.

Financial Instruments
- --------------------------------------------------------------------------------
Off-balance-sheet risk
The company enters into foreign exchange contracts to hedge against changes in foreign currency exchange rates. Such exposures are a result of the portion of the company's operations as well as assets and liabilities that are denominated in currencies other than the U.S. dollar. When the company's foreign exchange contracts hedge operational exposure, the effects of movements in currency exchange rates on these instruments are recognized when the related revenue and expenses are recognized. When foreign exchange contracts hedge balance sheet exposure, such effects are recognized when the exchange rate changes. Because the impact of movements in currency exchange rates on foreign exchange contracts offsets the related impact on the underlying items being hedged, these instruments do not subject the company to risk that would otherwise result from changes in currency exchange rates. The company had foreign exchange contracts of $3.0 billion and $2.5 billion outstanding at October 31, 1993 and 1992, respectively. The foreign exchange contracts require the company to exchange foreign currencies for U.S. dollars and generally mature within six months.

The company enters into interest rate swap agreements to manage its exposure to interest rate changes. The transactions generally involve the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts. At October 31, 1993 and 1992, off-balance-sheet exposures under interest rate swap agreements were not material.

Concentrations of credit risk
Financial instruments that potentially subject the company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

                                                                          ------

The company maintains cash and cash equivalents, short- and long-term investments and certain other financial instruments with various financial institutions. These financial institutions are located in many different geographies throughout the world, and company policy is designed to limit exposure with any one institution. As part of its cash management process, the company performs periodic evaluations of the relative credit standing of these financial institutions.

Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the company's customer base and their dispersion across many different industries and geographies. The company performs ongoing credit evaluations of its customers' financial condition, utilizes flooring arrangements with third-party financing companies and requires collateral, such as letters of credit and bank guarantees, in certain circumstances.

The company sells a significant portion of its products through third-party distributors and, as a result, maintains individually significant receivable balances with major distributors. If the financial condition and operations of these distributors deteriorate below critical levels, the company's operating results could be adversely affected. The ten largest distributor receivable balances collectively represented 9% and 8% of total accounts and notes receivable at October 31, 1993 and 1992, respectively.

Fair value of financial instruments
For certain of the company's financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, notes payable and short-term borrowings, accounts payable and other accrued liabilities, the carrying amounts approximate fair value due to their short maturities. Long-term floating rate notes and certificates of deposit are carried at amounts that approximate fair value. Consequently, such instruments are not included in the following table, which provides information regarding the estimated fair values of other financial instruments, both on and off the balance sheet, at October 31:

                                                                    1993
                                                            --------------------
                                                            Carrying  Estimated
In millions                                                  Amount   Fair Value
- --------------------------------------------------------------------------------
Long-term stock investments                                   $ 88       $106
Long-term debt (including amounts due within one year)        $687       $712

Foreign exchange contracts, including options                 $ 32       $ 66
Interest rate swap agreements                                 $ --       $ 26
- --------------------------------------------------------------------------------

For long-term stock investments the estimated fair value is based on quoted market prices. The estimated fair value for long-term debt is primarily based on quoted market prices, as well as borrowing rates currently available to the company for bank loans with similar terms and maturities. For foreign exchange contracts, including options, and interest rate swaps, the estimated fair value is primarily based on quoted market prices for the same or similar instruments, adjusted where necessary for maturity differences.

The estimated fair values may not be representative of actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.

- ------
34

Taxes on Earnings
- --------------------------------------------------------------------------------
Effective as of the beginning of the company's 1992 fiscal year, the company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), ``Accounting for Income Taxes.'' The effects of adopting SFAS No. 109 were not material.

The provision for income taxes comprises the following:

In millions                                      1993        1992        1991
- -----------------------------------------------------------------------------
U.S. federal taxes:
  Current                                        $330        $248        $169
  Deferred                                        (46)        (93)        (41)
Non-U.S. taxes:
  Current                                         381         199         228
  Deferred                                        (91)         58          (5)
State taxes                                        32          32          21
                                                 ----------------------------
                                                 $606        $444        $372
                                                 ============================

The significant components of deferred tax assets and liabilities included on the balance sheet at October 31:

                                            1993                   1992
                                    ---------------------  ---------------------
                                    Deferred   Deferred    Deferred   Deferred
                                      tax         tax        tax        tax
In millions                          assets   liabilities   assets   liabilities
- --------------------------------------------------------------------------------
Inventory                             $283       $ 28        $188       $ 30
Fixed assets                            56          6          51         26
Retiree medical benefits               234         --         220         --
Other retirement benefits               --        116          --        108
Employee benefits, other than
 retirement                             22         31          32          9
Leasing activities                      --         83          --         85
Other                                  193        163         135        138
                                    --------------------------------------------
                                      $788       $427        $626       $396
                                    ============================================

No valuation allowance was necessary in 1993 and 1992.

In 1991, there were no individually significant temporary differences. Tax benefits of $35 million and $28 million associated with the exercise of employee stock options were allocated to equity in 1993 and 1992, respectively. The U.S. statutory tax rate was increased to 34.8% from 34% as a result of legislation enacted in August 1993, effective January 1, 1993. The effect on the company's deferred tax assets and liabilities was not material.

                                                                          ------

The differences between the U.S. federal statutory income tax rate and the company's effective rate are as follows:

                                                           1993    1992    1991
- -------------------------------------------------------------------------------
U.S. federal statutory income tax rate                     34.8%   34.0%   34.0%
State income taxes, net of federal tax benefit              1.1     1.6     1.3
FSC tax benefit                                             0.6    (0.7)   (2.4)
Lower rates in other jurisdictions, net                    (3.1)   (4.1)   (2.4)
Other, net                                                  0.6     2.7     2.5
                                                           --------------------
                                                           34.0%   33.5%   33.0%
                                                           ====================

After allocating eliminations and corporate items, earnings before taxes are as follows:

In millions                                            1993      1992      1991
- --------------------------------------------------------------------------------
U.S. operations including Puerto Rico                 $  818    $  734    $  653
Non-U.S.                                                 965       591       474
                                                      --------------------------
                                                      $1,783    $1,325    $1,127
                                                      ==========================

The company has not provided for U.S. federal income and foreign withholding taxes on $1.7 billion of non-U.S. subsidiaries' undistributed earnings as of October 31, 1993, because such earnings are intended to be reinvested indefinitely. If these earnings were distributed, foreign tax credits should become available under current law to reduce or eliminate the resulting U.S. income tax liability. Where excess cash has accumulated in the company's non-U.S. subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings are remitted.

As a result of certain employment and capital investment actions undertaken by the company, income from manufacturing activities in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from taxes, for years through 2002. The income tax benefits attributable to the tax status of these subsidiaries are estimated to be $128 million, $123 million and $118 million for 1993, 1992 and 1991, respectively.

The Internal Revenue Service (IRS) has completed its examination of the company's federal income tax returns filed through 1983. The IRS has not commenced its examination of returns for years subsequent to 1989. The company believes that adequate accruals have been provided for all years.

Borrowings
- --------------------------------------------------------------------------------
Notes payable and short-term borrowings comprise the following:

                                                        1993           1992
                                                  --------------  --------------
                                                        Interest        Interest
In millions                                               rate            rate
- --------------------------------------------------------------------------------
Commercial paper                                  $1,174    3.1%  $  937    3.2%
Notes payable to banks                               820    4.2%     261    7.5%
Other short-term borrowings                          196    3.2%     186    3.0%
                                                  ------          ------
                                                  $2,190          $1,384
                                                  ======          ======

- ------
36

The interest rates represent rates in effect at October 31, 1993 and 1992.

Long-term debt consists of corporate bonds placed with various financial institutions with interest rates ranging from 3.4% to 8.0%. The aggregate payments for the next five years of long-term debt outstanding at October 31, 1993 are $52 million in 1995, $200 million in 1996, and $415 million in 1999 and thereafter.

At October 31, 1993, the company had unused lines of credit of $1.1 billion and authorized but unissued commercial paper of about $150 million. The credit lines provide for borrowings on a worldwide basis and generally do not require commitment fees.

Shareholders' Equity
- --------------------------------------------------------------------------------
Employee Stock Purchase Plan
Eligible company employees may generally contribute up to 10 percent of their base compensation to the quarterly purchase of company stock under the Employee Stock Purchase Plan. Under this plan, employee contributions are partially matched with company contributions on a quarterly basis to purchase HP stock. At October 31, 1993, 82,000 employees were eligible to participate and 40,000 employees were participants in the plan.

Incentive compensation plans
The company has three principal stock option plans, adopted in 1979, 1985 and 1990. All plans permit options granted to qualify as ``Incentive Stock Options'' under the Internal Revenue Code. The exercise price of a stock option is generally equal to the fair market value of the company's common stock on the date the option is granted. Under the 1990 Incentive Stock Plan, however, the Executive Compensation and Stock Option Committee, in certain cases, may choose to establish a discounted exercise price at no less than 75 percent of fair market value on the grant date. In 1993 and 1992, discounted options totaling 741,000 shares and 916,000 shares, respectively, were granted at 75 percent of fair market value on the grant date. Options generally vest at a rate of 25 percent per year over a period of four years from the date of grant except for discounted options, which may not be exercised before the fifth anniversary of the option grant date, at which time such options become 100 percent vested. The plans provide for the granting of stock appreciation rights with respect to options granted to officers. The company has not included stock appreciation rights with options granted to officers since October 31, 1991.

The following table summarizes option activity during 1993:

                                                                        Price
Thousands except price per share amounts                   Options    per share
- -------------------------------------------------------------------------------
Outstanding at October 31, 1992                             14,814      $27-81
  Granted                                                    2,460       44-80
  Exercised                                                 (3,126)      27-81
  Cancelled                                                   (236)      27-81
                                                            ------------------
Outstanding at October 31, 1993                             13,912      $27-81
                                                            ==================

At October 31, 1993, options to purchase 7,479,000 shares were exercisable at prices ranging from $27 to $81 per share. Shares available for option grants at October 31, 1993 and 1992 were 7,406,000 and 9,694,000, respectively.
Approximately 45,000 employees were considered eligible to receive stock options in fiscal 1993. There were approximately 20,000 employees holding options under one or more of the option plans as of October 31, 1993.

                                                                          ------

Under the 1985 Incentive Compensation Plan and the 1990 Incentive Stock Plan, certain key employees may be granted cash or restricted stock awards. Cash and restricted stock awards are independent of option grants and are subject to restrictions considered appropriate by the company's Executive Compensation and Stock Option Committee. The majority of the shares of restricted stock outstanding at October 31, 1993, are subject to forfeiture if employment terminates prior to five years from the date of grant. During that period, ownership of the shares cannot be transferred. Restricted stock has the same dividend and voting rights as other common stock and is considered to be currently issued and outstanding. The cost of the awards, determined as the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse. Such expense amounted to $8 million, $11 million and $12 million in 1993, 1992 and 1991, respectively. At October 31, 1993 and 1992, the company had 276,000 and 925,000 shares, respectively, of restricted stock outstanding. Beginning in 1992, discounted stock options are generally granted in place of restricted stock.

Shares reserved
The company has reserved shares for future issuance under the employee stock plans. At October 31, 1993 and 1992, 35,797,000 and 31,836,000 shares, respectively, were reserved.

Stock repurchase program
Under the company's stock repurchase program, shares of HP common stock are periodically purchased to meet future employee stock plan requirements. In 1993, 1992 and 1991, 4,345,000, 7,683,000 and 1,619,000 shares were repurchased for an aggregate purchase price of $314 million, $530 million and $79 million, respectively. At October 31, 1993, HP had authorization for an aggregate of $79 million in future repurchases under this program based on certain price and volume criteria. In November 1993, the Board authorized an additional $500 million in future repurchases.

Retirement Plans and Retiree Medical Benefits
- --------------------------------------------------------------------------------
Pension and profit-sharing plans
Substantially all of the company's employees are covered under various pension and deferred profit-sharing retirement plans. The worldwide pension and deferred profit-sharing costs were $159 million in 1993, $138 million in 1992 and $134 million in 1991.

U.S. employees are provided retirement benefits by the U.S. Deferred Profit-Sharing Plan (DPS) and the U.S. Supplemental Pension Plan (SPP). The DPS is a defined contribution plan that provides the vast majority of retirement benefits. The plan is funded solely by the company through an annual contribution based upon the company's adjusted U.S. net income, as defined in the plan agreement. Assets of the plan are held in trust for the sole benefit of employees. The company's expense for the DPS was $88 million in 1993, $69 million in 1992 and $45 million in 1991. The SPP is a defined benefit plan that provides for any excess of defined minimum benefits over the benefits available from the DPS. The amount of the benefit is computed based upon the employee's highest average pay rate and length of service, reduced by the annuity value to which the employee is entitled under the DPS. The DPS and SPP were substantially amended effective October 29, 1993, such that all accrued pension benefits under these plans were immediately 100% vested. This amendment resulted in prior service cost of $69 million. The accumulated benefit obligation and benefit obligation increased by $3.4 million and $69 million, respectively, as a result of this amendment.

- ------
38

Effective November 1, 1993, the DPS and SPP will be replaced by a new Retirement Plan. Benefits under this new defined benefit plan will be based on highest average pay rate and years of service. Employees will retain benefits earned through October 31, 1993 under the DPS and SPP with benefits under the SPP adjusted for future salary increases. Future benefits will be earned under the new Retirement Plan using the new formula.

The combined status of the U.S. Deferred Profit-Sharing and U.S. Supplemental Pension plans is as follows:

In millions                                                     1993       1992
- --------------------------------------------------------------------------------
Fair value of plan assets                                      $2,096     $1,801
Retirement benefit obligation                                  $1,872     $1,572
- --------------------------------------------------------------------------------

Employees outside of the U.S. generally receive retirement benefits under various defined benefit and defined contribution plans based upon factors such as years of service and employee compensation levels.

Retiree medical plan
In addition to providing pension and deferred profit-sharing benefits, the company also has a medical plan that provides defined benefits to U.S. retired employees. Substantially all of the company's U.S. employees could become eligible for these benefits.

The company adopted, effective as of the beginning of the 1992 fiscal year, Statement of Financial Accounting Standards No. 106, ``Employers' Accounting for Postretirement Benefits Other than Pensions'' (SFAS No. 106). SFAS No. 106 requires that postretirement benefits other than pensions be accounted for using the accrual method. Previously, the company expensed retiree medical costs as claims were paid.

The adoption of SFAS No. 106 in 1992 resulted in a one-time charge to net earnings of $332 million in the first quarter, after a reduction for income taxes of $212 million. The one-time charge represents the transition effect of adopting SFAS No. 106 as of the beginning of 1992. Accrual basis retiree medical expenses were $33 million in 1993 and $32 million in 1992, excluding the one-time charge. The cost under the cash basis approach was $10 million in 1991.

401(k) Plan
U.S. employees of the company may participate in the Tax Saving Capital Accumulation Plan (TAXCAP), which was established as a supplemental retirement program. Under the TAXCAP program, the company partially matches contributions by employees up to a maximum of 4% of an employee's annual compensation. Currently, combined Employee Stock Purchase Plan and TAXCAP contributions by an employee cannot exceed 12 percent of an employee's annual base compensation. Effective November 1, 1993, the maximum combined contribution to these two plans will be 17% of an employee's annual base compensation subject to certain regulatory and plan limitations. At October 31, 1993, 43,000 employees were participating in TAXCAP out of the 54,000 who were eligible.

                                                                          ------

Funded status and net periodic cost
The funded status of the defined benefit and retiree medical plans is as follows:

                                     U.S.
                                 supplemental       Non-U.S.           U.S.
                               defined benefit  defined benefit  retiree medical
                                     plan            plans             plan
                               ---------------  ---------------  ---------------
In millions                      1993    1992     1993   1992     1993    1992
- --------------------------------------------------------------------------------
Fair value of plan assets       $ 307   $ 267    $ 798   $ 663    $ 251   $ 211
Benefit obligation                (83)    (38)    (851)   (747)    (444)   (412)
                                -----------------------------------------------
Excess of plan assets over
benefit obligation                224     229      (53)    (84)    (193)   (201)
Unrecognized net experience
(gain) loss                       (77)    (32)      97      75      (57)    (17)
Unrecognized service cost
related to plan changes            69      --       --      --     (181)   (190)
Unrecognized net transition
asset*                            (54)    (62)      (7)    (13)      --      --
                                -----------------------------------------------
Prepaid (accrued) costs         $ 162   $ 135    $  37   $ (22)   $(431)  $(408)
                                ===============================================
Vested benefit obligation       $ (19)  $  (9)   $(529)  $(474)
Accumulated benefit obligation  $ (19)  $ (13)   $(576)  $(506)
                                ==============================

*Amortized over 15 years for the U.S. plan and over periods ranging from 12 to 20 years for non-U.S. plans.

Plan assets consist primarily of listed stocks and bonds for the U.S. plans and listed stocks, bonds and cash surrender value of life insurance policies for the non-U.S. plans. It is the company's practice to fund these costs to the extent they are tax-deductible.

The company's net pension, deferred profit-sharing and retiree medical costs comprise the following:

                             Pension and deferred profit-sharing       U.S.
                             ----------------------------------- retiree medical
                                U.S. plans       Non-U.S. plans        plan
                             -----------------  ---------------- ---------------
In millions                   1993  1992  1991  1993  1992  1991    1993  1992
- --------------------------------------------------------------------------------
Service cost--benefits earned
during the period             $  4  $  3  $  4  $  61  $ 52  $ 47    $ 28  $ 26
Interest cost on benefit
obligation                       3     3     4     49    45    37      35    33
Actual investment return on
plan assets                    (45)  (19)  (57)  (107)    5   (65)    (40)  (14)
Net amortization and deferral   11   (14)   27     59   (53)   24      10   (13)
Early retirement program costs  --    --    24     --    --    --      --    --
                              -------------------------------------------------
Net plan cost (credit)         (27)  (27)    2     62    49    43      33    32
Pension and deferred profit-
sharing costs for other plans   88    69    45     36    47    44      --    --
                              -------------------------------------------------
                              $ 61  $ 42  $ 47  $  98  $ 96  $ 87    $ 33  $ 32
                              =================================================

- ------
40

The assumptions used to measure the benefit obligations and to compute the expected long-term return on assets for the company's defined benefit and retiree medical plans are as follows:

                                        1993          1992          1991
- -------------------------------------------------------------------------------
U.S. supplemental defined
benefit plan:
  Discount rate                         7.0%          8.0%          8.5%
  Average increase in
  compensation levels                   5.5%          6.5%          7.0%
  Expected long-term
  return on assets                      9.0%          9.0%          9.0%
Non-U.S. defined benefit plans:
  Discount rate                     5.0% to  9.0%  5.0% to  9.0%  5.0% to 10.0%
  Average increase in
  compensation levels               4.5% to  6.3%  4.5% to  6.3%  5.0% to  7.5%
  Expected long-term
  return on assets                  7.0% to 10.0%  7.0% to 11.0%  6.5% to 12.0%
Retiree medical plan:
  Discount rate                         7.0%          8.0%           --
  Expected long-term
  return on assets                      9.0%          9.0%           --
  Current medical cost trend rate      11.2%         13.0%           --
  Ultimate medical cost trend rate      6.0%          7.0%           --
  Medical cost trend rate decreases
  to ultimate rate in year              2007          2007           --
  Effect of a 1% increase in the
  medical cost trend rate
  (millions):
    Increase in benefit obligation       $97           $88           --
    Increase in the annual retiree
    medical cost                         $18           $17           --
- -------------------------------------------------------------------------------

Commitments
- -------------------------------------------------------------------------------
The company leases certain real and personal property. Minimum commitments under these operating leases are $179 million for 1994, $157 million for 1995, $132 million for 1996, $89 million for 1997, $74 million for 1998 and $155 million for 1999 through 2061. Certain leases require the company to pay property taxes, insurance and routine maintenance and include escalation clauses. Rent expense was $269 million in 1993, $257 million in 1992 and $237 million in 1991.

Geographic Area Information
- --------------------------------------------------------------------------------
The company operates in a single industry segment: the design, manufacture and service of measurement, computation and communications products and systems.

Net revenue, earnings from operations and identifiable assets, classified by the major geographic areas in which the company operates, are as follows:

                                                                          ------

In millions                                             1993     1992    1991
- -------------------------------------------------------------------------------
Net revenue
United States:
  Unaffiliated customer sales                         $ 9,346  $ 7,212  $ 6,390
  Interarea transfers                                   4,738    3,720    3,223
                                                      -------------------------
                                                       14,084   10,932    9,613
                                                      -------------------------
Europe:
  Unaffiliated customer sales                           7,177    6,083    5,378
  Interarea transfers                                     899      649      411
                                                      -------------------------
                                                        8,076    6,732    5,789
                                                      -------------------------
Asia Pacific, Canada, Latin America:
  Unaffiliated customer sales                           3,794    3,115    2,726
  Interarea transfers                                   2,165    1,120      731
                                                      -------------------------
                                                        5,959    4,235    3,457
                                                      -------------------------
Eliminations                                           (7,802)  (5,489)  (4,365)
                                                      -------------------------
                                                      $20,317  $16,410  $14,494
                                                      =========================
Earnings from operations
United States                                         $ 1,543  $ 1,220  $ 1,191
Europe                                                    447      308      292
Asia Pacific, Canada, Latin America                       630      372      224
Eliminations and corporate                               (741)    (496)    (497)
                                                      -------------------------
                                                      $ 1,879  $ 1,404  $ 1,210
                                                      =========================
Identifiable assets
United States                                         $ 8,984  $ 7,309  $ 6,487
Europe                                                  4,452    3,869    3,314
Asia Pacific, Canada, Latin America                     3,056    2,026    1,711
Eliminations and corporate                                244      496      461
                                                      -------------------------
                                                      $16,736  $13,700  $11,973
                                                      =========================

Net revenue from sales to unaffiliated customers is based on the location of the customer. Interarea transfers are sales among HP affiliates principally made at market price, less an allowance primarily for subsequent manufacturing and/or marketing costs. Earnings from operations and identifiable assets are classified based on the location of the company's facilities.

Identifiable corporate assets, which are net of eliminations, comprise primarily cash, property, plant and equipment, and other assets, and aggregate $3,148 million in 1993, $2,889 million in 1992 and $2,252 million in 1991.

- ------
42

Statement of Management Responsibility
Hewlett-Packard Company and Subsidiaries


The company's management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this report. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles and reflect the effects of certain estimates and judgments made by management.

The company's management maintains an effective system of internal control that is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The system is continuously monitored by direct management review and by internal auditors who conduct an extensive program of audits throughout the company. The company selects and trains qualified people who are provided with and expected to adhere to the company's standards of business conduct. These standards, which set forth the highest principles of business ethics and conduct, are a key element of the company's control system.

The company's consolidated financial statements have been audited by Price Waterhouse, independent accountants. Their audits were conducted in accordance with generally accepted auditing standards, and included a review of financial controls and tests of accounting records and procedures as they considered necessary in the circumstances.

The Audit Committee of the Board of Directors, which consists of four outside directors, meets regularly with management, the internal auditors and the independent accountants to review accounting, reporting, auditing and internal control matters. The committee has direct and private access to both internal and external auditors.



(SIGNATURE OF LEW PLATT OMITTED)           (SIGNATURE OF BOB WAYMAN OMITTED)
Lew Platt                                  Bob Wayman
Chairman of the Board, President           Executive Vice President
and Chief Executive Officer                Finance and Administration
                                           Chief Financial Officer



Report of Independent Accountants
Hewlett-Packard Company and Subsidiaries


To the Shareholders and Board of Directors of Hewlett-Packard Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Hewlett-Packard Company and its subsidiaries at October 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the Retirement Plans and Retiree Medical Benefits note to the financial statements, the company changed its method of accounting for retiree medical benefits in the year ended October 31, 1992. We concur with this change in accounting.



(SIGNATURE OF PRICE WATERHOUSE OMITTED)
San Francisco, California
November 22, 1993

                                                                          ------

Orders and Net Revenue by Groupings
of Similar Products and Services
Hewlett-Packard Company and Subsidiaries
Unaudited

For the years ended October 31
In millions                                              1993     1992     1991
- -------------------------------------------------------------------------------
Orders
Computer products, service and support                $15,903  $12,293  $10,463
Electronic test and measurement
instrumentation, systems and service                    2,335    2,257    2,301
Medical electronic equipment and service                1,196    1,004      906
Analytical instrumentation and service                    721      678      672
Electronic components                                     617      529      334
                                                      -------------------------
                                                      $20,772  $16,761  $14,676
                                                      =========================
Net revenue
Computer products, service and support                $15,572  $12,028  $10,217
Electronic test and measurement
instrumentation, systems and service                    2,318    2,207    2,377
Medical electronic equipment and service                1,149    1,010      924
Analytical instrumentation and service                    704      693      667
Electronic components                                     574      472      309
                                                      -------------------------
                                                      $20,317  $16,410  $14,494
                                                      =========================

The table above provides supplemental information showing orders and net revenue by groupings of similar products and services. The groupings are as follows:

Computer products, service and support
Computer equipment and systems (hardware and software), networking products, printers, plotters, scanners, disk and tape drives, terminals and handheld calculators; support and maintenance services, parts and supplies. Products are used for business, scientific and industrial applications.

Electronic test and measurement instrumentation, systems and service Instruments and measurement systems used for design, production and maintenance of electronic equipment; support and maintenance services.

Medical electronic equipment and service
Products that perform patient monitoring, diagnostic, therapeutic and data-management functions; application software; support and maintenance services; hospital supplies.

Analytical instrumentation and service
Gas and liquid chromatographs, mass spectrometers and spectrophotometers used to analyze chemical compounds; laboratory data and information management systems; support, supplies and maintenance services.

Electronic components
Microwave semiconductor and optoelectronic devices that are sold primarily to manufacturers for incorporation into electronic products.
- ------
44

Quarterly Summary
Hewlett-Packard Company and Subsidiaries
Unaudited

For the three months ended
In millions except
per share amounts     January 31     April 30      July 31   October 31+
1993
U.S. orders               $2,093       $2,341       $2,237       $2,791
International orders       3,108        3,026        2,466        2,710
                    ---------------------------------------------------
Total orders              $5,201       $5,367       $4,703       $5,501
                    ---------------------------------------------------
Net revenue               $4,573       $5,096       $4,961       $5,687
Cost of equipment
sold  and services        $2,664       $2,997       $2,968       $3,494 (BAR
Earnings from                                                           CHART
operations                $  421       $  554       $  427       $  477 OMITTED)
Net earnings              $  261       $  347       $  271       $  298
Net earnings per
share                     $ 1.03       $ 1.38       $ 1.06       $ 1.18
Cash dividend paid
per share                 $ .200       $ .200       $ .250       $ .250
Range of stock
prices per share    $553/8-741/8 $673/8-781/4    $71-871/2    $65-755/8
                    ===================================================

1992*
U.S. orders               $1,773       $1,823       $1,800       $2,173
International
orders                     2,420        2,360        2,166        2,246
                    --------------------------------------------------- (BAR
Total orders              $4,193       $4,183       $3,966       $4,419 CHART
                    --------------------------------------------------- OMITTED)
Net revenue               $3,863       $4,183       $4,040       $4,324
Cost of equipment
sold and services         $2,056       $2,242       $2,306       $2,554
Earnings from
operations                $  469       $  481       $  299       $  155
Earnings before
effect of accounting
change                    $  302       $  323       $  188       $   68
Net earnings (loss)       $  (30)      $  323       $  188       $   68
Earnings per share
before effect of
accounting change         $ 1.19       $ 1.27       $  .75       $  .28
Net earnings (loss)
per share                 $ (.12)      $ 1.27       $  .75       $  .28
Cash dividend paid
per share                 $ .125       $ .200       $ .200       $ .200
Range of stock
prices per share    $631/4-461/8 $833/4-601/8 $813/4-637/8 $741/4-515/8
                    ===================================================

*See discussion of the 1992 change in accounting for retiree medical benefits on page 39 of this report.
+The fourth quarter of 1992 includes special charges of approximately
 $137 million before taxes ($0.36 per share) for voluntary severance programs, employee redeployment and facilities consolidations.
                                                                          ------

Corporate Information

Headquarters                           Everett, Spokane and Vancouver,     Dublin, Ireland
3000 Hanover Street                    Washington                          Cernusco, Italy
Palo Alto, California 94304                                                Amsterdam, The Netherlands
Telephone: (415) 857-1501              Edmonton, Calgary, Montreal         Oslo, Norway
                                       and Waterloo, Canada                Warsaw, Poland
Geographic Operations                                                      Lisbon, Portugal
Americas                               Guadalajara, Mexico                 Moscow, Russia
5301 Stevens Creek Boulevard                                               Madrid, Spain
Santa Clara, California 95052          Europe                              Kista, Sweden
Telephone: (408) 246-4300              Grenoble and L'Isle d'Abeau,        Urdorf, Switzerland
                                       France                              Istanbul, Turkey
Europe, Africa, Middle East                                                Bracknell, United Kingdom
Route du Nant-d'Avril 150              Boblingen and Waldbronn,
CH-1217 Meyrin 2                       Germany                             Asia Pacific
Geneva, Switzerland                                                        Melbourne, Australia
Telephone: (41/22) 780-8111            Bergamo, Italy                      Beijing, China
                                                                           Hong Kong
Asia Pacific                           Amersfoort, The Netherlands         New Delhi, India
17-21/F Shell Tower                                                        Tokyo, Japan
Times Square, 1 Matheson Street        Barcelona, Spain                    Seoul, Korea
Causeway Bay, Hong Kong                                                    Kuala Lumpur, Malaysia
Telephone: (852) 599-7777              Bristol, Ipswich and South          Wellington, New Zealand
                                       Queensferry, United Kingdom         Singapore
Product Development                                                        Taipei, Taiwan
and Manufacturing                      Asia Pacific                        Bangkok, Thailand
Americas                               Melbourne, Australia
Cupertino, Folsom, Mountain View,      Beijing and Shenzhen, China         Hewlett-Packard Laboratories
Newark, Palo Alto, Rohnert Park,       Bangalore, India                    Palo Alto, California
Roseville, San Diego, San Jose,        Hachioji and Kobe, Japan            Tokyo, Japan
Santa Clara, Santa Rosa, Sunnyvale     Seoul, Korea                        Bristol, United Kingdom
and Westlake Village, California       Penang, Malaysia
                                       Singapore                           HP Sales And Support Offices
Colorado Springs, Fort Collins,                                            and Distributorships
Greeley and Loveland, Colorado         Country Headquarters Offices        Approximately 600 in 110
                                       Americas                            countries**
Wilmington, Delaware                   Buenos Aires, Argentina
                                       Sao Paulo, Brazil                   *Headquarters of Latin American
Boise, Idaho                           Miami, Florida*                      region
                                       Mexico City, Mexico                 **A directory of sales and support
Andover, Chelmsford and Waltham,       Toronto, Canada                       locations can be obtained from the
Massachusetts                          Caracas, Venezuela                    Corporate Communications Department
                                                                             at HP's offices in Palo Alto.
Exeter, New Hampshire                  Europe
                                       Vienna, Austria
Rockaway, New Jersey                   Brussels, Belgium
                                       Prague, Czech Republic
Corvallis and McMinnville, Oregon      Birkerod, Denmark
                                       Helsinki, Finland
Aguadilla, Puerto Rico                 Paris, France
                                       Boblingen, Germany
                                       Athens, Greece
                                       Budapest, Hungary


UNIX is a registered trademark of UNIX System Laboratories Inc. in the U.S.A. and other countries.

HP-UX is based on and is compatible with USL's UNIX operating system. It also complies with X/Open's XPG4 POSIX 1003.1, 1003.2, 1003.2a; FIPS 151-1 and SVID2 interface specifications.

XOpen is a trademark of X/Open Company Limited in the UK and other countries.

Intel is a U.S. trademark of Intel Corp.

Microsoft is a U.S. registered trademark of Microsoft Corp.

Photo credits:
cover, pp. 5, 9, 13 by Jim Karageorge
p. 6 by Lech Alesky Charewicz
p. 10 by Philip Jones-Griffith/Magnum
p. 14 by Theo Hess/Skyfast Aerial Photography

Designed and produced by Ted Williams and Partners, San Francisco



Shareholder Information

Annual Meeting of Shareholders
The annual meeting will be held Tuesday, February 22, 1994, at 2 p.m. at Hewlett-Packard's Cupertino site located at 19447 Pruneridge Avenue, Cupertino, California.

Annual Report/10-K Report
Publications of interest to current and potential HP investors are available upon request. These include annual and quarterly reports and the Form 10-K filed with the Securities and Exchange Commission. As a service to those with impaired vision, the HP 1993 Annual Report is available on audio cassette. This material can be obtained at no cost by contacting the Corporate Communications Department, Hewlett-Packard Company corporate offices.

Transfer Agent and Registrar
Harris Trust and Savings Bank
Corporate Trust Operations
Division, P.O. Box 755
Chicago, Illinois 60690
Telephone: (312) 461-4061

Common Stock, Dividend Policy
The company's stock is traded on the New York Stock Exchange and the Pacific, Tokyo, London, Frankfurt, Zurich and Paris exchanges. Cash dividends have been paid each year since 1965. The current rate is $.25 per share per quarter. At November 30, 1993, there were 72,598 shareholders of record.

(Symbol omitted) Printed on recycled paper

                           GRAPHICS APPENDIX LIST*


     * In this Appendix, the following descriptions of certain bar charts and graphs in the Company's 1993 Annual Report to Shareholders that are omitted from the EDGAR Version are more specific with respect to the actual numbers, amounts and percentages than is determinable from the bar charts and graphs themselves. The Company submits such more specific descriptions only for the purpose of complying with the requirements for transmitting this Annual Report on Form 10-K electronically via EDGAR; such more specific descriptions are not intended in any way to provide information that is additional to the information otherwise provided in the Annual Report.


EDGAR Version - Page 23

     A bar chart entitled "Net Earnings Per Share (In dollars)" at the top right of page 23 of the 1993 Annual Report to Shareholders shows that for the fiscal years 1988, 1989, 1990, 1991, 1992 and 1993 (shown on the x-axis) the Company had net earnings per share (shown on the y-axis) in the respective amounts provided in the table entitled "Selected Financial Data, Hewlett-Packard Company and Subsidiaries (Unaudited)" on page 23 of the Annual Report. In addition, the bar chart shows that in fiscal 1992, after the effect of a change in accounting for retiree medical benefits described on page 39 of the Annual Report, the Company had net earnings per share in an amount shown in such table.

     A bar chart entitled "Return on Average Shareholders' Equity (Percent)" at the bottom right of page 23 of the 1993 Annual Report to Shareholders shows that for the fiscal years 1988, 1989, 1990, 1991, 1992 and 1993 (shown on the x-axis) the Company had a return on average shareholders' equity (shown on the y-axis) of 17.1%, 16.6%, 12.5%, 11.1%, 11.7% and 14.7%, respectively. In addition, the bar chart shows that in fiscal 1992 the Company had a return on average shareholders' equity of 7.4% after the effect of a change in accounting for retiree medical benefits described on page 39 of the Annual Report.


EDGAR Version - Page 25

     A graph entitled "Net Revenue (In millions)" at the top right of page 25 of the 1993 Annual Report to Shareholders shows that for the fiscal years 1989, 1990, 1991, 1992 and 1993 (shown on the x-axis) the Company had (shown on the y-axis) total net revenue in the respective amounts provided in the table entitled "Selected Financial Data, Hewlett-Packard Company and Subsidiaries" on page 23 of the Annual Report; and international net revenue of $6,338 million,

$7,208 million, $8,104 million, $9,198 million and $10,971 million, respectively. In addition, the graph shows that for the fiscal years 1989 and 1990 (shown on the x-axis) the Company had U.S. revenue (shown on the y-axis) of $5,561 million and $6,025 million, respectively; and U.S. net revenue for the fiscal years 1991, 1992 and 1993 (shown on the x-axis) in the respective amounts (shown on the y-axis) provided in the section entitled "Geographic Area Information" in the notes on pages 41-42 of the Annual Report.

     A graph entitled "U.S. Dollar Relative to Major Foreign Currencies (Fiscal 1980 equals 1.00)" at the bottom right of page 25 of the 1993 Annual Report to Shareholders shows that in the months running consecutively from October 1988 through October 1993 (shown on the x-axis) the U.S. Dollar was equal to (shown on the y-axis) 1.19, 1.18, 1.14, 1.12, 1.11, 1.13, 1.12, 1.10, 1.10, 1.07, 1.03,
1.03, .99, .98, 1.00, 1.00, .98, 1.06, 1.10, 1.11, 1.15, 1.15, 1.12, 1.10,
1.09, 1.06, 1.04, 1.04, 1.06, 1.09, 1.08, 1.06, 1.04, .99, .98, .99, 1.04, 1.11,
1.11, 1.14, 1.17, 1.17, 1.13, 1.13, 1.15, 1.19, 1.20, 1.16 and 1.18,
respectively, multiplied by the currencies of the following foreign countries, with varying weights assigned to each of such currencies: Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, Netherlands, Norway, Spain, Sweden, Switzerland and United Kingdom.


EDGAR Version - Page 26

     A graph entitled "Costs and Expenses (As a percentage of net revenue)" at the top left of page 26 of the 1993 Annual Report to Shareholders shows that for the fiscal years 1989 and 1990 (shown on the x-axis) the Company had (shown on the y-axis) cost of equipment sold and services of 51.2% and 52.8%, respectively, of net revenue; selling, general and administrative expenses of 27.9% and 28.1%, respectively, of net revenue; and research and development expenses of 10.7% and 10.3%, respectively, of net revenue. In addition, the graph shows that for the fiscal years 1991, 1992 and 1993 (shown on the x-axis) the Company had, as a percentage of net revenue (shown on the y-axis), cost of equipment sold and services, selling, general and administrative expenses and research and development expenses in the respective amounts provided in the table at the bottom of page 25 of the Annual Report.

     A graph entitled "Interest and Other Income (Expense) (In millions)" at the bottom left of page 26 of the 1993 Annual Report to Shareholders shows that for the fiscal years 1989 and 1990 (shown on the x-axis) the Company had (shown on the y-axis) interest income and other income (expense) of $65 million and $66 million, respectively; and interest expense of $126 million and $172 million, respectively. In addition, the graph shows that for the fiscal years 1991, 1992 and 1993 (shown on the x-axis) the Company had (shown on the y-axis) interest income and other income (expense) and interest expense in the respective amounts provided in the table entitled "Consolidated Statement of Earnings, Hewlett-Packard Company and Subsidiaries" on page 24 of the Annual Report.

EDGAR Version - Page 27

     A bar chart entitled "Net Earnings (In millions)" at the top right of page 27 of the 1993 Annual Report to Shareholders shows that for the fiscal years 1989, 1990, 1991, 1992 and 1993 (shown on the x-axis) the Company had net earnings (shown on the y-axis) in the respective amounts provided in the table entitled "Selected Financial Data, Hewlett-Packard Company and Subsidiaries (Unaudited)" on page 23 of the Annual Report. In addition, the bar chart shows that in fiscal 1992, after the effect of a change in accounting for retiree medical benefits described on page 39 of the Annual Report, the Company had net earnings in an amount provided in such table.

     A bar chart entitled "Selected Cash Flows (In Millions)" at the bottom right of page 27 of the 1993 Annual Report to Shareholders shows that for the fiscal years 1989 and 1990 (shown on the x-axis) the Company had (shown on the y-axis) cash flows from operating activities of $496 million and $799 million, respectively; capital expenditures of $857 million and $955 million, respectively; and dividends paid of $85 million and $102 million, respectively. In addition, the bar chart shows that for the fiscal years 1991, 1992 and 1993 (shown on the x-axis) the Company had (shown on the y-axis) cash flows from operating activities and dividends paid in the respective amounts provided in the table entitled "Consolidated Statement of Cash Flows, Hewlett-Packard Company and Subsidiaries" on page 30 of the Annual Report. Finally, the bar chart shows that for the fiscal years 1991, 1992 and 1993 (shown on the x-axis) the Company had capital expenditures (shown on the y-axis) in the respective amounts shown as "Investment in property, plant and equipment" provided in the table entitled "Consolidated Statement of Cash Flows, Hewlett-Packard Company and Subsidiaries" on page 30 of the Annual Report.


EDGAR Version - Page 29

     A graph entitled "Asset Management (As a percentage of net revenue)" at the top right of page 29 of the 1993 Annual Report to Shareholders shows that for the fiscal years 1989, 1990, 1991, 1992 and 1993 (shown on the x-axis) the Company had (shown on the y-axis) net property, plant and equipment of 24.3%, 24.2%, 23.1%, 22.2% and 20.6%, respectively, of net revenue; accounts and notes receivable of 21.0%, 21.8%, 20.5%, 21.3% and 20.7%, respectively, of net revenue; and inventories of 16.4%, 15.8%, 15.7%, 15.9% and 18.2%, respectively.

     A graph entitled "Employees and Net Revenue Per Employee (In thousands)" at the bottom right of page 29 of the 1993 Annual Report to Shareholders shows that for the fiscal years 1989, 1990, 1991, 1992 and 1993 (shown on the x-axis) the Company had employees in the respective amounts (shown on the y-axis) provided in the table entitled "Selected Financial Data, Hewlett-Packard Company and Subsidiaries (Unaudited)" on page 23 of the Annual Report. In addition, the graph shows that for the fiscal years 1989, 1990, 1991, 1992 and 1993 (shown on the x-axis) the Company had net revenue per employee (shown on the y-axis) of $131,100, $141,500, $160,000, $180,800 and $215,200, respectively.