Form 10-K, Exhibit 13
period 1994-10-31
HEWLETT PACKARD CO
filed 1995-01-27
CIK 47217

                                  Exhibit 13

Selected Financial Data
Unaudited
- ------

For the years ended October 31
In millions except per share
amounts and employees                                   1994         1993         1992         1991        1990
- ---------------------------------------------------------------------------------------------------------------
U.S. orders                                          $11,692      $ 9,462      $ 7,569      $ 6,484     $ 6,143

International orders                                  13,658       11,310        9,192        8,192       7,342
                                                     ----------------------------------------------------------

Total orders                                         $25,350      $20,772      $16,761      $14,676     $13,485
                                                     ----------------------------------------------------------

Net revenue                                          $24,991      $20,317      $16,410      $14,494     $13,233

Earnings from operations                             $ 2,549      $ 1,879      $ 1,404      $ 1,210     $ 1,162

Earnings before effect of
1992 accounting change                               $ 1,599      $ 1,177      $   881      $   755     $   739

Net earnings                                         $ 1,599      $ 1,177      $   549      $   755     $   739

[BAR CHART OMITTED]

Per share:

    Earnings before
    effect of 1992
    accounting change                                $  6.14     $  4.65      $  3.49      $  3.02      $  3.06

    Net earnings                                     $  6.14     $  4.65      $  2.18      $  3.02      $  3.06

    Cash dividends paid                              $  1.10     $   .90      $  .725      $   .48      $   .42

At year-end:

    Total assets                                     $19,567     $16,736      $13,700      $11,973      $11,395

    Employees                                         98,400      96,200       92,600       89,000       92,200
                                                     ----------------------------------------------------------

[BAR CHART OMITTED]

See discussion of the 1994 calculation of earnings-per-share on page 32 of this report.

See discussion of the 1992 change in accounting for retiree medical benefits on page 39 of this report.


                                       Hewlett-Packard Company and Subsidiaries
                                                                         ------

Consolidated Statement of Earnings
- ------

For the years ended October 31
In millions except per share amounts                            1994             1993             1992
- ------------------------------------------------------------------------------------------------------
Net revenue:
    Equipment                                                $19,307          $15,533          $12,354
    Services                                                   5,684            4,784            4,056
                                                           -------------------------------------------
                                                              24,991           20,317           16,410
                                                           -------------------------------------------
Costs and expenses:
    Cost of equipment sold                                    11,572            8,929            6,625
    Cost of services                                           3,918            3,194            2,533
    Research and development                                   2,027            1,761            1,620
    Selling, general and administrative                        4,925            4,554            4,228
                                                           -------------------------------------------
                                                              22,442           18,438           15,006
                                                           -------------------------------------------
Earnings from operations                                       2,549            1,879            1,404
Interest income and other, net                                    29               25               17
Interest expense                                                 155              121               96
                                                           -------------------------------------------
Earnings before taxes and effect of 1992
   accounting change                                           2,423            1,783            1,325
Provision for taxes                                              824              606              444
                                                           -------------------------------------------

Earnings before effect of 1992 accounting change               1,599            1,177              881
Transition effect of 1992 accounting change, net
   of taxes                                                       --               --              332
                                                           -------------------------------------------
Net earnings                                                 $ 1,599           $1,177          $   549
                                                           ===========================================
Earnings per share before effect of 1992
   accounting change                                           $6.14            $4.65            $3.49
Transition effect per share of 1992 accounting
   change, net of taxes                                           --               --             1.31
                                                           -------------------------------------------
Net earnings per share                                         $6.14            $4.65            $2.18
                                                           ===========================================

The accompanying notes are an integral part of these financial statements.
See discussion of the 1994 calculation of earnings-per-share on page 32 of this report.

See discussion of the 1992 change in accounting for retiree medical benefits on page 39 of this report.

Hewlett Packard Company and Subsidiaries
- ------
  24

Financial Review
Unaudited
- ------

Results of Operations
In 1994, HP again experienced excellent overall market acceptance of new products and achieved 23 percent growth in net revenue, despite some continuing economic weakness around the world. Moreover, favorable impacts from ongoing efforts to improve operating expense structures offset rising costs of sales, resulting in increased earnings from operations of 36 percent over 1993.

[GRAPH OMITTED]

HP's orders increased 22 percent over 1993, totaling $25.4 billion, compared with a 24 percent increase in 1993. Domestic and international orders grew 24 and 21 percent, respectively, reflecting HP's well-balanced position across a variety of geographic markets. In 1994, net revenue grew 23 percent in both the U.S. and internationally to $11.5 billion and $13.5 billion, respectively, following increases of 30 percent in the U.S. and 19 percent internationally in 1993. The U.S. dollar weakened during 1994 relative to most major foreign currencies, which had a minor impact on HP's international net revenue.

Net revenue from equipment sales increased 24 percent in 1994 compared with 26 percent in 1993. Demand for the company's peripheral products, such as the HP LaserJet and HP DeskJet families of printers, continued to be excellent in 1994, which included the shipment of the 30 millionth HP printer. Orders for semiconductor- and communications-test equipment, multi-user computer systems based on the UNIX operating system and Vectra PCs also continued to be excellent in 1994. Sales of customer support services and consumable supplies for the company's printer products were strong and fueled the growth in services revenue of 19 percent in 1994 and 18 percent in 1993. Detailed information on orders and net revenue by groupings of similar products and services is presented on page 44 of this report.

New products introduced during the year demonstrated HP's commitment to innovative technology and continuous product improvements. Many new products received strong acceptance in the marketplace during 1994 such as those from the HP LaserJet and HP DeskJet printer families, HP 9000 Series workstations and multiuser systems, and HP Vectra PCs.

[GRAPH OMITTED]

Costs, expenses and earnings as a percentage of net revenue were as follows:

For the years ended October 31                                  1994             1993             1992
- ------------------------------------------------------------------------------------------------------
Cost of equipment sold and services                            62.0%            59.7%            55.8%
Research and development                                        8.1%             8.7%             9.9%
Selling, general and administrative                            19.7%            22.4%            25.7%
Earnings from operations                                       10.2%             9.2%             8.6%
Earnings before effect of 1992
accounting change                                               6.4%             5.8%             5.4%
Net earnings                                                    6.4%             5.8%             3.3%
- ------------------------------------------------------------------------------------------------------

                                      Hewlett-Packard Company and Subsidiaries
                                                                        ------
                                                                          25

Financial Review
Unaudited
- ------
During 1994, cost of equipment sold and services as a percentage of net revenue increased 2.3 percentage points following a 3.9 percentage point increase in 1993. Pricing and other competitive pressures continued in 1994 and had a significant impact on cost of sales as a percentage of net revenue. Changes in the mix of products sold also continued to put upward pressure on cost of sales as a percentage of net revenue. In 1994, a higher portion of the company's net revenue was generated by sales through dealers and other indirect channels. Products, such as peripherals and PCs, sold through these channels generally carry higher discounts, thereby increasing cost of sales as a percentage of net revenue. These factors are likely to continue to put some upward pressure on the cost of sales ratio. Although the company again experienced upward pressures on its cost of sales, the growth in cost of sales as a percentage of net revenue slowed in 1994, partly as a result of HP's ongoing efforts to improve its cost structure by maximizing manufacturing efficiencies.

[GRAPH OMITTED]

Research and development expenditures increased 15 percent to $2.0 billion in 1994 versus $1.8 billion in 1993. The increased investment in research and development reflects the company's ongoing belief that success in a global marketplace requires a continuing flow of innovative, high-quality products. Research and development expenditures as a percentage of net revenue decreased .6 percentage points in 1994 compared with a 1.2 percentage point decrease in 1993.


Selling, general and administrative expense as a percentage of net revenue decreased 2.7 percentage points to 19.7 percent of net revenue during 1994, following a 3.3 percentage point decrease in 1993. The decrease in selling, general and administrative expense as a percentage of net revenue is attributable primarily to the company's ongoing cost control initiatives and continuing efforts to manage employment levels.

Interest income and other, net was $29 million in 1994 compared to $25 million in 1993 and $17 million in 1992. Interest expense was $155 million in 1994 compared to $121 million in 1993 and $96 million in 1992. The increases in interest expense reflect increases in the level of debt outstanding, as well as interest rate changes during the respective periods.

[GRAPH OMITTED]

The company's effective tax rate was 34 percent in both 1994 and 1993, up slightly from 33.5 percent in 1992. A combination of factors led to the increase from 1992 to 1993, including an increase in the U.S. corporate federal income tax rate, changes in the geographic mix of the company's earnings, and resolution of certain issues related to tax returns filed in prior years.

Net earnings increased 36 percent to $1.6 billion in 1994. This compares to a 34 percent increase in 1993 and a 17 percent increase in 1992, excluding the 1992 one-time charge of $332 million after income taxes for a change in accounting for retiree medical benefits. As a percentage of net revenue, net earnings were 6.4 percent in 1994 compared with 5.8 percent in 1993 and 5.4 percent in 1992, excluding the accounting change.

Hewlett-Packard Company and Subsidiaries
- ------
  26

Financial Review
Unaudited
- ------

In fiscal 1994, net earnings per share were computed based on a method which approximates the use of a weighted-average number of common shares and common share equivalents outstanding during the period. Common share equivalents represent the dilutive effect of outstanding stock options. In previous periods, common share equivalents were not included as their effect was considered immaterial. The inclusion of these equivalents in fiscal 1994 reduced earnings per share by 15 cents. Average shares outstanding used to compute earnings per share were 260.4 million in 1994, 253.2 million in 1993 and 252.6 million in 1992. The increases in shares outstanding resulted from the inclusion, in 1994, of common share equivalents, and issuances of common stock to employees under various stock plans, partially offset by stock acquired by the company under its ongoing share repurchase program.

[BAR CHART OMITTED]

Financial Condition and Liquidity

HP's financial position remains strong, with cash and cash equivalents and short-term investments of $2.5 billion at October 31, 1994, compared with $1.6 billion at October 31, 1993, and $1.0 billion at October 31, 1992.

Operating activities generated $2.2 billion in cash in 1994, compared with $1.1 billion and $1.3 billion in 1993 and 1992, respectively. The increase in cash generated from operations in 1994 compared to 1993 is primarily attributable to higher net earnings before depreciation and amortization and slower inventory growth. Inventory as a percentage of net revenue declined from 18.2 percent in 1993 to 17.1 percent in 1994. The lower growth rate is attributable to the company's effort to enhance processes, with a focus on improving inventory turnover, to accommodate business changes such as shorter product life cycles and rapid product ramp-ups.

1994 capital expenditures were $1.3 billion compared to $1.4 billion and $1.0 billion in 1993 and 1992, respectively. The capital expenditures in 1994 relate mainly to expansion of production capacity and to accomodate the introduction of new products.

The company invests excess cash in short-term and long-term investments depending on its projected cash needs for operations, capital expenditures and other business purposes. The company from time to time supplements its internally generated cash flow with a combination of short-term and long-term borrowings as required by various business and financial market factors.

[BAR CHART OMITTED]

Cash flow from changes in the company's debt structure resulted in net borrowings of $155 million in 1994 compared with net borrowings of $966 million and $416 million in 1993 and 1992, respectively. At October 31, 1994, the company had unused credit lines and authorized but unissued commercial paper totaling $3.1 billion.

Shares are repurchased periodically to meet employee stock plan requirements. Approximately 4.0 million shares were purchased in 1994 at an aggregate price of approximately $325 million. In 1993, approximately 4.3 million shares were purchased at an aggregate price of approximately $314 million; and in 1992, approximately 7.7 million shares were purchased at an aggregate price of approximately $530 million. Additional stock repurchases, based on certain price and volume criteria, are authorized by the Board of Directors. At October 31, 1994, the remaining authorization was $255 million.

                                      Hewlett-Packard Company and Subsidiaries
                                                                        ------
                                                                          27

Consolidated Balance Sheet
- ------

October 31
In millions except par value and number of shares               1994                  1993
- ------------------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                                $ 1,357               $   889
    Short-term investments                                     1,121                   755
    Accounts and notes receivable                              5,028                 4,208
    Inventories:
        Finished goods                                         2,466                 2,121
        Purchased parts and fabricated assemblies              1,807                 1,570
    Other current assets                                         730                   693
                                                           -------------------------------
        Total current assets                                  12,509                10,236
                                                           -------------------------------
Property, plant and equipment:
    Land                                                         508                   514
    Buildings and leasehold improvements                       3,472                 3,254
    Machinery and equipment                                    3,958                 3,759
                                                           -------------------------------
                                                               7,938                 7,527
    Accumulated depreciation                                  (3,610)               (3,347)
                                                           -------------------------------
                                                               4,328                 4,180
Long-term receivables and other assets                         2,730                 2,320
                                                           -------------------------------
                                                             $19,567               $16,736
                                                            ==============================
Liabilities and shareholders' equity
Current liabilities:
    Notes payable and short-term borrowings                  $ 2,469               $ 2,190
    Accounts payable                                           1,466                 1,223
    Employee compensation and benefits                         1,256                 1,048
    Taxes on earnings                                          1,245                   922
    Deferred revenues                                            598                   507
    Other accrued liabilities                                  1,196                   978
                                                            ------------------------------
        Total current liabilities                              8,230                 6,868
                                                            ------------------------------
Long-term debt                                                   547                   667
Other liabilities                                                864                   690
Shareholders' equity:
    Preferred stock, $1 par value
    (authorized: 300,000,000 shares; issued: none)                --                    --
    Common stock and capital in excess of $1 par value
    (authorized: 600,000,000 shares; issued and outstanding:
    254,827,000 in 1994 and 252,713,000 in 1993)               1,033                   937
    Retained earnings                                          8,893                 7,574
                                                            ------------------------------
        Total shareholders' equity                             9,926                 8,511
                                                            ------------------------------
                                                             $19,567               $16,736
                                                            ==============================

The accompanying notes are an integral part of these financial statements.

Hewlett-Packard Company and Subsidiaries
- ------
  28


Financial Review
Unaudited
- ------
Factors That May Affect Future Results
The company's future operating results are dependent on the company's ability to rapidly develop, manufacture and market technologically innovative products that meet customers' needs. Inherent in this process are a number of risks that the company must successfully manage in order to achieve favorable operating results.

The process of developing new high technology products is complex and uncertain and requires innovative designs that anticipate customer needs and technological trends. After the products are developed, the company must quickly manufacture products in sufficient volumes at acceptable costs to meet demand.

[GRAPH OMITTED]

In addition, a portion of the company's manufacturing operations is dependent on the ability of significant suppliers to deliver integral sub-assemblies and components in time to meet critical manufacturing schedules. The failure of suppliers to deliver these sub-assemblies and components in a timely manner may adversely affect the company's operating results until alternate sourcing could be developed. The company believes that alternate suppliers or design solutions could be arranged within a reasonable time so that material long-term adverse impacts would be unlikely.

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

[GRAPH OMITTED]

A portion of the company's research and development activities, its corporate headquarters and other critical business operations are located near major earthquake faults. The ultimate impact on the company, significant suppliers and the general infrastructure is unknown, but operating results could be materially affected in the event of a major earthquake. The company is predominantly self-insured for losses and interruptions caused by earthquakes.

Although HP believes that it has the product offerings and resources needed for continued success, future revenue and margin trends cannot be reliably predicted and may cause the company to adjust its operations. Factors external to the company can result in volatility of the company's common stock price. Because of the foregoing factors, recent trends should not be considered reliable indicators of future stock prices or financial results.

                                        Hewlett-Packard Company and Subsidiaries
                                                                          ------

Consolidated Statement of Cash Flows
- ------

For the years ended October 31
In millions                                                1994                 1993                 1992
- ---------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net earnings                                        $ 1,599              $ 1,177              $   549
    Adjustments to reconcile net earnings to
    cash provided by operating activities:
        Transition effect of 1992 accounting change          --                   --                  332
        Depreciation and amortization                     1,006                  846                  673
        Deferred taxes on earnings                         (156)                (137)                 (35)
        Changes in assets and liabilities:
            Accounts and notes receivable                  (848)                (709)                (480)
            Inventories                                    (582)              (1,056)                (267)
            Accounts payable                                243                  283                  226
            Taxes on earnings                               320                  452                   31
            Other current assets and liabilities            585                  200                  328
        Other, net                                           57                   86                  (69)
                                                        --------------------------------------------------
                                                          2,224                1,142                1,288
                                                        --------------------------------------------------
Cash flows from investing activities:
    Investment in property, plant and equipment          (1,257)              (1,405)              (1,032)
    Disposition of property, plant and equipment            291                  215                  183
    Purchase of short-term investments                   (2,758)              (1,634)                (782)
    Maturities of short-term investments                  2,392                1,283                  883
    Purchase of long-term investments                      (332)                 (22)                 (53)
    Maturities of long-term investments                      47                   22                    4
    Acquisitions, net of cash acquired                      (62)                 (86)                (411)
    Other, net                                               69                   23                  (58)
                                                        --------------------------------------------------
                                                         (1,610)              (1,604)              (1,266)
                                                        --------------------------------------------------
Cash flows from financing activities:
    Increase in notes payable and short-term
       borrowings                                           250                  807                  186
    Issuance of long-term debt                               64                  387                  309
    Payment of current maturities of long-term debt        (159)                (228)                 (79)
    Issuance of common stock under employee
       stock plans                                          300                  308                  293
    Repurchase of common stock                             (325)                (314)                (530)
    Dividends                                              (280)                (228)                (183)
    Other, net                                                4                  (22)                  (2)
                                                        --------------------------------------------------
                                                           (146)                 710                   (6)
                                                        --------------------------------------------------
Increase in cash and cash equivalents                       468                  248                   16
Cash and cash equivalents at beginning of year              889                  641                  625
                                                        --------------------------------------------------
Cash and cash equivalents at end of year                $ 1,357              $   889              $   641
                                                        ==================================================

The accompanying notes are an integral part of these financial statements.

Hewlett-Packard Company and Subsidiaries
- ------
  30



Consolidated Statement of Shareholders' Equity
- ------

                                                                            Common Stock
                                                           ----------------------------------------------
                                                                        Par value
                                                                      and capital
                                                           Number of    in excess    Retained
In millions except number of shares in thousands           shares         of par     earnings       Total
- ---------------------------------------------------------------------------------------------------------
Balance October 31, 1991                                    251,547       $1,010      $6,259       $7,269
    Employee stock plans:
        Shares issued                                         6,960          394          --          394
        Shares purchased                                     (7,683)        (530)         --         (530)
    Dividends                                                    --           --        (183)        (183)
    Net earnings                                                 --           --         549          549
                                                            ----------------------------------------------
Balance October 31, 1992                                    250,824          874       6,625        7,499
    Employee stock plans:
        Shares issued                                         6,234          377          --          377
        Shares purchased                                     (4,345)        (314)         --         (314)
    Dividends                                                    --           --        (228)        (228)
    Net earnings                                                 --           --       1,177        1,177
                                                            ----------------------------------------------
Balance October 31, 1993                                    252,713          937       7,574        8,511
    Employee stock plans:
        Shares issued                                         6,142          421          --          421
        Shares purchased                                     (4,028)        (325)         --         (325)
    Dividends                                                    --           --        (280)        (280)
    Net earnings                                                 --           --       1,599        1,599
                                                            ----------------------------------------------
Balance October 31, 1994                                    254,827       $1,033      $8,893       $9,926
                                                            ==============================================

The accompanying notes are an integral part of these financial statements.

                                        Hewlett-Packard Company and Subsidiaries
                                                                          ------

Notes to Consolidated Financial Statements
- ------

Summary of Significant Accounting Policies
- -----------------------------------------------------------------------------
Principles of consolidation
The consolidated financial statements include the accounts of Hewlett-Packard Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

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

Net earnings per share
In fiscal 1994, net earnings per share are computed based on a method that approximates the use of a weighted-average number of common shares and common share equivalents outstanding during each period. Common share equivalents represent the dilutive effect of outstanding stock options. In previous periods, common share equivalents were not included as their effect was considered immaterial. Shares used in the computation were 260,388,000 in 1994, 253,230,000 in 1993 and 252,600,000 in 1992.

Short-term investments
Short-term investments are principally comprised of cash invested in certificates of deposit, temporary money-market instruments and repurchase agreements and are stated at cost, which approximates market.

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

Foreign currency translation

The company uses the U.S. dollar as its functional currency. Foreign currency assets and liabilities are translated into U.S. dollars at end-of-period exchange rates except for inventories, deposits, and property, plant and equipment, which are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates in effect during each period except for those expenses related to balance sheet amounts, which are translated at historical exchange rates. Gains or losses from foreign currency translation are included in net earnings.

Statement of cash flows
The company has classified investments as cash equivalents if the original maturity of such investments is three months or less.

The company paid income taxes of $626 million in 1994, $293 million in 1993 and $459 million in 1992. For the same periods, the company paid interest of $143 million, $109 million and $84 million, respectively. The effect of foreign currency exchange rate fluctuations on cash balances denominated in foreign currencies was not material.

Reclassifications
Certain amounts have been reclassified to conform to the 1994 presentation.

Hewlett-Packard Company and Subsidiaries
- ------
  32


Acquisitions
- ------------------------------------------------------------------------------
The company acquired several companies during 1994, 1993 and 1992. These acquisitions were not significant to the financial position or results of operations of the company.

All of these acquisitions were accounted for using the purchase method. Under the purchase method, the results of operations of acquired companies are included prospectively from the date of acquisition, and the acquisition cost is allocated to the acquirees' assets and liabilities based upon their fair market values at the date of the acquisition. The excess of the acquisition cost over the fair market value of net assets acquired represents goodwill and amounted to $40 million and $71 million for the 1994 and 1993 acquisitions, respectively. At the end of fiscal year 1994, the net book value of goodwill associated with current and prior acquisitions was $528 million and is being amortized on a straight-line basis over 3 to 10 years.

Financial Instruments
- ------------------------------------------------------------------------------
Off-balance-sheet risk
The company enters into foreign exchange contracts to hedge against changes in foreign currency exchange rates. Such exposures are a result of the portion of the company's operations as well as assets and liabilities that are denominated in currencies other than the U.S. dollar. When the company's foreign exchange contracts hedge operational exposure, the effects of movements in currency exchange rates on these instruments are recognized when the related revenue and expenses are recognized. When foreign exchange contracts hedge balance sheet exposure, such effects are recognized when the exchange rate changes. Because the impact of movements in currency exchange rates on foreign exchange contracts offsets the related impact on the underlying items being hedged, these instruments do not subject the company to risk that would otherwise result from changes in currency exchange rates. Foreign exchange contracts require the company to exchange foreign currencies for U.S. dollars and generally mature within six months. The company had foreign exchange contracts of $2.5 billion and $3.0 billion outstanding at October 31, 1994 and 1993, respectively.

The company enters into interest rate swap agreements to manage its exposure to interest rate changes. The transactions generally involve the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts. At October 31, 1994 and 1993, off-balance-sheet exposures under interest rate swap agreements were not material.

Concentrations of credit risk
Financial instruments that potentially subject the company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

The company maintains cash and cash equivalents, short- and long-term investments and certain other off-balance-sheet financial instruments with various financial institutions. These financial institutions are located in many different geographies throughout the world, and company policy is designed to limit exposure with any one institution. As part of its cash management process, the company performs periodic evaluations of the relative credit standing of these financial institutions.

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

                                      Hewlett-Packard Company and Subsidiaries
                                                                        ------
                                                                          33

The company sells a significant portion of its products through third-party resellers and, as a result, maintains individually significant receivable balances with major distributors. If the financial condition and operations of these distributors deteriorate below critical levels, the company's operating results could be adversely affected. The ten largest distributor receivable balances collectively represented 10 percent and 9 percent of total accounts and notes receivable at October 31, 1994 and 1993, respectively.

Fair value of financial instruments
For certain of the company's financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, notes payable and short-term borrowings, accounts payable and other accrued liabilities, the carrying amounts approximate fair value due to their short maturities. Long-term floating rate notes and certificates of deposit are carried at amounts that approximate fair value. The estimated fair value of long-term debt is primarily based on quoted market prices, as well as borrowing rates currently available to the company for bank loans with similar terms and maturities. This fair value, when adjusted for unrealized gains and losses on related interest rate swap agreements, approximates the carrying amount of long-term debt. Consequently, such instruments are not included in the following table, which provides information regarding the estimated fair values of other financial instruments, both on and off-balance-sheet, at October 31:

                                                           1994                   1993
                                                    -------------------   --------------------
                                                   Carrying  Estimated   Carrying  Estimated
In millions                                         Amount   Fair Value   Amount   Fair Value
- ----------------------------------------------------------------------------------------------
Long-term stock investments                         $ 64        $  75      $ 88      $106
Foreign exchange contracts,
   including options                                $(24)       $(108)     $ 32      $ 66
- ---------------------------------------------------------------------------------------------

The estimated fair value of long-term stock investments is based on quoted market prices. For foreign exchange contracts, including options, the estimated fair value is primarily based on quoted market prices for the same or similar instruments, adjusted where necessary for maturity differences.

The estimated fair values may not be representative of actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.

Taxes on Earnings
- ------------------------------------------------------------------------------
The provision for income taxes is comprised of the following:

In millions                                                 1994             1993             1992
- --------------------------------------------------------------------------------------------------
U.S. federal taxes:
    Current                                                 $511             $330             $248
    Deferred                                                (156)             (46)             (93)
Non-U.S. taxes:
    Current                                                  441              381              199
    Deferred                                                  --              (91)              58
State taxes                                                   28               32               32
                                                            --------------------------------------
                                                            $824             $606             $444
                                                            ======================================


Hewlett-Packard Company and Subsidiaries
- ------
  34

The significant components of deferred tax assets and liabilities included on the balance sheet at October 31 are:

                                                            1994                              1993
                                                 ------------------------       -----------------------------
                                                 Deferred       Deferred           Deferred       Deferred
                                                    tax           tax                 tax           tax
In millions                                       assets       liabilities           assets      liabilities
- ------------------------------------------------------------------------------------------------------------
Inventory                                          $329             $ 28             $283             $ 28
Fixed assets                                         61               12               56                6
Retiree medical benefits                            243               --              234               --
Other retirement benefits                            --              113               --              116
Employee benefits, other
   than retirement                                   90               20               22               31
Leasing activities                                   --               79               --               83
Other                                               254              198              193              163
                                                   -------------------------------------------------------
                                                   $977             $450             $788             $427
                                                   =======================================================

No valuation allowance was necessary in 1994 and 1993.

Tax benefits of $41 million, $35 million and $28 million associated with the exercise of employee stock options were allocated to equity in 1994, 1993 and 1992, respectively. The company's average U.S. statutory tax rate increased to 35 percent in 1994 from 34.8 percent in 1993 and 34.0 percent in 1992 as a result of legislation enacted in August 1993 which was effective January 1, 1993. The effect on the company's deferred tax assets and liabilities was not material.

The differences between the U.S. federal statutory income tax rate and the company's effective rate are as follows:

                                                                    1994             1993             1992
- ----------------------------------------------------------------------------------------------------------
U.S. federal statutory income tax rate                              35.0%            34.8%            34.0%
State income taxes, net of federal
  tax benefit                                                        0.8              1.1              1.6
Lower rates in other jurisdictions, net                             (4.8)            (3.1)            (4.1)
Other, net                                                           3.0              1.2              2.0
                                                                    --------------------------------------
                                                                    34.0%            34.0%            33.5%
                                                                    ======================================

After allocating eliminations and corporate items, earnings before taxes are as follows:

In millions                                                         1994             1993             1992
- ----------------------------------------------------------------------------------------------------------
U.S. operations including Puerto Rico                             $  915           $  818           $  734
Non-U.S.                                                           1,508              965              591
                                                                ------------------------------------------
                                                                  $2,423           $1,783           $1,325
                                                                ==========================================

                                    Hewlett-Packard Company and Subsidiaries
                                                                      ------

The company has not provided for U.S. federal income and foreign withholding taxes on $2.2 billion of non-U.S. subsidiaries' undistributed earnings as of October 31, 1994, because such earnings are intended to be reinvested indefinitely. If these earnings were distributed, foreign tax credits should become available under current law to reduce or eliminate the resulting U.S. income tax liability. Where excess cash has accumulated in the company's non-U.S. subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings are remitted.

As a result of certain employment and capital investment actions undertaken by the company, income from manufacturing activities in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from taxes, for years through 2010. The income tax benefits attributable to the tax status of these subsidiaries are estimated to be $163 million, $128 million and $123 million for 1994, 1993 and 1992, respectively.

The Internal Revenue Service (IRS) has completed its examination of the company's federal income tax returns filed through 1983. The IRS has not commenced its examination of returns for years subsequent to 1989. The company believes that adequate accruals have been provided for all years.

Borrowings
- -----------------------------------------------------------------------------
Notes payable and short-term borrowings are comprised of the following:

                                                   1994                  1993
                                            -----------------     ------------------
                                                     Interest               Interest
In millions                                              rate                   rate
- ------------------------------------------------------------------------------------
Commercial paper                             $1,155       5.1%        $1,174     3.1%
Notes payable to banks                        1,090       5.1%           820     4.2%
Other short-term borrowings                     224       3.7%           196     3.2%
                                             ------                    ------
                                             $2,469                    $2,190
                                             ======                    ======

The interest rates represent average rates in effect at October 31, 1994 and 1993.

Long-term debt consists of corporate bonds placed with various financial institutions with interest rates ranging from 4.8 percent to 7.3 percent. The aggregate payments for the next five years of long-term debt outstanding at October 31, 1994 are $151 million in 1996, $158 million in 1999, and $238 million in 2000 and thereafter.

At October 31, 1994, the company had unused lines of credit of $1.3 billion and authorized but unissued commercial paper of about $1.8 billion. The credit lines provide for borrowings on a worldwide basis and generally do not require commitment fees.

Hewlett-Packard Company and Subsidiaries
- ------
  36

Shareholders' Equity
Employee Stock Purchase Plan
Eligible company employees may generally contribute up to 10 percent of their base compensation to the quarterly purchase of company stock under the Employee Stock Purchase Plan. Under this plan, employee contributions are partially matched with company contributions on a quarterly basis to purchase HP stock. At October 31, 1994, approximately 83,000 employees were eligible to participate and approximately 41,000 employees were participants in the plan.

Incentive compensation plans
The company has three principal stock option plans, adopted in 1979, 1985 and 1990. All plans permit options granted to qualify as "Incentive Stock Options" under the Internal Revenue Code. The exercise price of a stock option is generally equal to the fair market value of the company's common stock on the date the option is granted. Under the 1990 Incentive Stock Plan, however, the Executive Compensation and Stock Option Committee, in certain cases, may choose to establish a discounted exercise price at no less than 75 percent of fair market value on the grant date. In 1994 and 1993, discounted options totaling 216,000 shares and 741,000 shares, respectively, were granted at no less than 75 percent of fair market value on the grant date. Stock compensation expense related to the discounted options was not material. Options generally vest at a rate of 25 percent per year over a period of four years from the date of grant except for discounted options, which may not be exercised before the fifth anniversary of the option grant date, at which time such options become 100 percent vested. The plans provide for the granting of stock appreciation rights with respect to options granted to officers. The company has not included stock appreciation rights with options granted to officers since October 31, 1991.

The following table summarizes option activity during 1994:

In thousands except                                               Price
price per share amounts                        Options          per share
- -------------------------------------------------------------------------

Outstanding at October 31, 1993              13,912                $27-81
   Granted                                    2,109                 56-88
   Exercised                                 (2,964)                27-85
   Cancelled                                   (221)                27-85
                                             -------              -------
Outstanding at October 31, 1994               12,836               $27-88
                                             =======              =======

At October 31, 1994, options to purchase 6,899,000 shares were exercisable at prices ranging from $27 to $88 per share. Shares available for option grants at October 31, 1994 and 1993 were 5,161,000 and 7,406,000, respectively.
Approximately 47,000 employees were considered eligible to receive stock options in fiscal 1994. There were approximately 21,000 employees holding options under one or more of the option plans as of October 31, 1994.

                                    Hewlett-Packard Company and Subsidiaries
                                                                      ------
                                                                        37

Under the 1985 Incentive Compensation Plan and the 1990 Incentive Stock Plan, certain key employees may be granted cash or restricted stock awards. Cash and restricted stock awards are independent of option grants and are subject to restrictions considered appropriate by the company's Executive Compensation and Stock Option Committee. The majority of the shares of restricted stock outstanding at October 31, 1994 are subject to forfeiture if employment terminates prior to five years from the date of grant. During that period, ownership of the shares cannot be transferred. Restricted stock has the same dividend and voting rights as other common stock and is considered to be currently issued and outstanding. The cost of the awards, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse. Such expense was not material in 1994, 1993 or 1992. At October 31, 1994 and 1993, the company had 482,000 and 276,000 shares, respectively, of restricted stock outstanding.

Shares reserved
The company has reserved shares for future issuance under the employee stock plans. At October 31, 1994 and 1993, 29,709,000 and 35,797,000 shares, respectively, were reserved.

Stock repurchase program
Under the company's stock repurchase program, shares of HP common stock are periodically purchased to meet future employee stock plan requirements. In 1994, 1993 and 1992, 4,028,000, 4,345,000 and 7,683,000 shares were repurchased for an aggregate purchase price of $325 million, $314 million and $530 million, respectively. At October 31, 1994, HP had authorization for an aggregate of $255 million in future repurchases under this program based on certain price and volume criteria.

Retirement Plans and Retiree Medical Benefits
- -----------------------------------------------------------------------------
Pension and profit-sharing plans
Substantially all of the company's employees are covered under various pension and deferred profit-sharing retirement plans. The worldwide pension and deferred profit-sharing costs were $196 million in 1994, $159 million in 1993, and $138 million in 1992.

Through October 31, 1993, U.S. employees were provided retirement benefits under the U.S. Deferred Profit-Sharing Plan (DPS) and the U.S. Supplemental Pension Plan (SPP). The DPS was a defined contribution plan that provided the vast majority of retirement benefits. The plan was funded solely by the company through an annual contribution based upon the company's adjusted U.S. net income, as defined in the plan agreement. The SPP was a defined benefit plan that provided for any excess of defined minimum benefits over the benefits available from the DPS. The amount of the benefit was computed based upon the employee's highest average pay rate and length of service, reduced by the annuity value to which the employee was entitled under the DPS. The DPS and SPP were substantially amended effective October 29, 1993, such that all accrued pension benefits under these plans were immediately 100 percent vested. This amendment resulted in SPP prior service cost of $69 million. Additionally, the accumulated benefit obligation and projected benefit obligation increased by approximately $3 million and $69 million, respectively.

Effective November 1, 1993, the DPS assets were frozen and the SPP was modified and renamed the Hewlett-Packard Company Retirement Plan (Retirement Plan). Benefits under the amended plan continue to be based upon the employee's highest average pay rate and length of service. Employees retained benefits earned through October 31, 1993 under the DPS and SPP with benefits under the SPP adjusted for future salary increases. Assets of the Retirement Plan, previously the SPP, and the DPS are held in trust for the sole benefit of employees.

Hewlett-Packard Company and Subsidiaries
- ------
  38


The status of the U.S. Retirement and DPS plans follows:


In millions                            1994             1993
- -------------------------------------------------------------
Fair value of plan assets             $2,093           $2,096
Retirement benefit obligation         $1,977           $1,872
- -------------------------------------------------------------

Employees outside the U.S. generally receive retirement benefits under various defined benefit and defined contribution plans based upon factors such as years of service and employee compensation levels.


Retiree medical plan
In addition to providing pension benefits, the company also has a medical plan that provides defined benefits to U.S. retired employees. Substantially all of the company's U.S. employees could become eligible for these benefits.

The company adopted, effective as of the beginning of the 1992 fiscal year, Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." SFAS No. 106 requires that postretirement benefits other than pensions be accounted for using the accrual method. The adoption of SFAS No. 106 in 1992 resulted in a one-time charge to net earnings of $332 million in the first quarter, after a reduction for income taxes of $212 million, representing the transition effect of adopting SFAS No. 106 as of the beginning of 1992.

An increase in the discount rate and changes in benefit elections made by the plan participants resulted in a decrease in the benefit obligation and an increase in the unrecognized net experience gain at October 31, 1994. Additionally, effective January 1, 1994, the plan was amended such that all benefits for retirees age 65 and over are coordinated with Medicare on a carve-out basis. This amendment resulted in an unrecognized prior service gain and a decrease in the benefit obligation.

401(k) Plan
U.S. employees of the company may participate in the Tax Saving Capital Accumulation Plan (TAXCAP), which was established as a supplemental retirement program. Under the TAXCAP program, the company matches contributions by employees up to a maximum of 4 percent of an employee's annual compensation. Effective November 1, 1993, the maximum combined contribution to the Employee Stock Purchase Plan and TAXCAP is 17 percent of an employee's annual base compensation subject to certain regulatory and plan limitations. Previously, the combined contributions to these two plans by an employee could not exceed 12 percent of an employee's annual base compensation. At October 31, 1994, 47,000 employees were participating in TAXCAP out of the 56,000 who were eligible.

                                      Hewlett-Packard Company and Subsidiaries
                                                                        ------

Funded status and net periodic cost
The funded status of the defined benefit and retiree medical plans is as follows:

                                                   U.S. defined        Non-U.S. defined     U.S. retiree
                                                   benefit plan         benefit plans       medical plan
                                                 ----------------     -----------------   -----------------
In millions                                       1994       1993      1994       1993      1994       1993
- -----------------------------------------------------------------------------------------------------------
Fair value of plan assets                        $ 310      $ 307     $ 933       $ 798     $ 258      $ 251
Benefit obligation                                (194)       (83)   (1,015)       (851)     (328)      (444)
                                                 -----------------------------------------------------------
Excess of plan assets
over benefit obligation                            116        224       (82)        (53)      (70)      (193)
Unrecognized net experience
(gain) loss                                        (52)       (77)       85          69      (203)       (57)
Unrecognized prior service cost
related to plan changes                             63         69        33          28      (183)      (181)
Unrecognized net
transition asset*                                  (47)       (54)       (6)         (7)     --           --
                                                 -----------------------------------------------------------
Prepaid (accrued) costs                          $  80      $ 162     $  30       $  37     $(456)     $(431)
                                                 ===========================================================
Vested benefit obligation                        $ (47)     $ (19)    $(656)      $(529)
Accumulated benefit obligation                   $ (47)     $ (19)    $(706)      $(576)
                                                 ======================================

* Amortized over 15 years for the U.S. plan and over periods ranging from 12 to 20 years for non-U.S. plans.

Plan assets consist primarily of listed stocks and bonds for the U.S. plans and listed stocks, bonds and cash surrender value of life insurance policies for the non-U.S. plans. It is the company's practice to fund these costs to the extent they are tax-deductible.

The company's net pension, deferred profit-sharing and retiree medical costs are comprised of the following:

                                  Pension and deferred profit-sharing
                                  ------------------------------------
                                                                                        U.S. retiree
                                  U.S. plans                Non-U.S. plans              medical plan
                             -----------------------   ------------------------    -----------------------
In millions                   1994    1993     1992      1994     1993    1992       1994     1993    1992
- ----------------------------------------------------------------------------------------------------------
Service cost-benefits
earned during the
period                        $112    $  4     $  3     $ 73      $ 61     $ 52     $ 27     $ 28     $ 26
Interest cost on
benefit obligation               6       3        3       58        49       45       33       35       33
Actual investment
return on plan assets           (7)    (45)     (19)     (44)     (107)       5       (7)     (40)     (14)
Net amortization and
deferral                       (29)     11      (14)     (16)       59      (53)     (27)      10      (13)
                              ----------------------------------------------------------------------------
Net plan cost (credit)          82     (27)     (27)      71        62       49       26       33       32
Pension and deferred
profit-sharing costs
for other plans                 --      88       69       43        36       47      --        --       --
                              ----------------------------------------------------------------------------
                              $ 82    $ 61     $ 42     $114      $ 98     $ 96      $ 26     $ 33    $ 32
                              ============================================================================

Hewlett-Packard Company and Subsidiaries
- ------
  40

The assumptions used to measure the benefit obligations and to compute the expected long-term return on assets for the company's defined benefit and retiree medical plans are as follows:

                                                     1994                 1993                  1992
- -----------------------------------------------------------------------------------------------------------
U.S. defined benefit plan:
    Discount rate                                  8.0%                   7.0%                    8.0%
    Average increase in
    compensation levels                            5.5%                   5.5%                    6.5%
    Expected long-term return
    on assets                                      9.0%                   9.0%                    9.0%
Non-U.S. defined benefit plans:
    Discount rate                              5.0% to 8.8%           5.0% to 9.0%            5.0% to 9.0%
    Average increase in
    compensation levels                        4.1% to 7.0%           4.5% to 6.3%            4.5% to 6.3%
    Expected long-term return
    on assets                                  7.0% to 9.5%          7.0% to 10.0%           7.0% to 11.0%
Retiree medical plan:
    Discount rate                                   8.0%                 7.0%                    8.0%
    Expected long-term return
    on assets                                       9.0%                 9.0%                    9.0%
    Current medical cost trend rate                10.8%                11.2%                   13.0%
    Ultimate medical cost trend rate                6.0%                 6.0%                    7.0%
    Medical cost trend rate decreases
    to ultimate rate in year                        2007                 2007                    2007
    Effect of a 1% increase in the medical
    cost trend rate (millions):
        Increase in benefit
           obligation                                $66                  $97                    $88
        Increase in the annual
           retiree medical cost                      $13                  $18                    $17
- ------------------------------------------------------------------------------------------------------

Commitments
- ------------------------------------------------------------------------------
The company leases certain real and personal property. Minimum commitments under these operating leases are $157 million for 1995, $128 million for 1996, $96 million for 1997, $80 million for 1998, $50 million for 1999 and $171 million for 2000 through 2061. Certain leases require the company to pay property taxes, insurance and routine maintenance and include escalation clauses. Rent expense was $274 million in 1994, $269 million in 1993 and $257 million in 1992.

Geographic Area Information
- ------------------------------------------------------------------------------
The company operates in a single industry segment: the design, manufacture and service of measurement, computation and communications products and systems.

Net revenue, earnings from operations and identifiable assets, classified by the major geographic areas in which the company operates, are as follows:

                                     Hewlett-Packard Company and Subsidiaries
                                                                       ------

In millions                                                     1994             1993              1992
- -------------------------------------------------------------------------------------------------------
Net revenue
United States:
    Unaffiliated customer sales                              $11,469          $ 9,346          $ 7,212
    Interarea transfers                                        4,653            4,249            3,436
                                                             -----------------------------------------
                                                              16,122           13,595           10,648
                                                             -----------------------------------------
Europe:
    Unaffiliated customer sales                                8,423            7,177            6,083
    Interarea transfers                                        1,058              899              649
                                                             -----------------------------------------
                                                               9,481            8,076            6,732
                                                             -----------------------------------------
Asia Pacific, Canada, Latin America:
    Unaffiliated customer sales                                5,099            3,794            3,115
    Interarea transfers                                        2,765            2,165            1,120
                                                             -----------------------------------------
                                                               7,864            5,959            4,235
                                                             -----------------------------------------
Eliminations                                                  (8,476)          (7,313)          (5,205)
                                                             -----------------------------------------
                                                             $24,991          $20,317          $16,410
                                                             =========================================
Earnings from operations
United States                                                $ 1,472          $ 1,485          $ 1,155
Europe                                                           660              447              308
Asia Pacific, Canada, Latin America                              824              630              372
Eliminations and corporate                                      (407)            (683)            (431)
                                                             -----------------------------------------
                                                             $ 2,549          $ 1,879          $ 1,404
                                                             =========================================
Identifiable assets
United States                                                $ 9,848          $ 8,984          $ 7,309
Europe                                                         4,991            4,452            3,869
Asia Pacific, Canada, Latin America                            4,052            3,056            2,026
Eliminations and corporate                                       676              244              496
                                                             -----------------------------------------
                                                             $19,567          $16,736          $13,700
                                                             =========================================

Net revenue from sales to unaffiliated customers is based on the location of the customer. Interarea transfers are sales among HP affiliates principally made at market price, less an allowance primarily for subsequent manufacturing and/or marketing costs. Earnings from operations and identifiable assets are classified based on the location of the company's facilities.

Identifiable corporate assets, which are net of eliminations, comprise primarily cash, property, plant and equipment, and other assets, and aggregate $4,594 million in 1994, $3,148 million in 1993 and $2,889 million in 1992.

Hewlett-Packard Company and Subsidiaries
- ------
  42

["STATEMENT OF MANAGEMENT RESPONSIBILITY" OMITTED]

Report of Independent Accountants
- ------
To the Shareholders and Board of Directors of Hewlett-Packard Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Hewlett-Packard Company and its subsidiaries at October 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the Retirement Plans and Retiree Medical Benefits note to the financial statements, the company changed its method of accounting for retiree medical benefits in the year ended October 31, 1992. We concur with this change in accounting.

[SIGNATURE OF PRICE WATERHOUSE LLP OMITTED]
San Francisco, California
November 21, 1994

                                     Hewlett-Packard Company and Subsidiaries
                                                                       ------

Orders and Net Revenue by Groupings of Similar Products and Services
Unaudited
- ------

For the years ended October 31
In millions                                                             1994           1993           1992
- -----------------------------------------------------------------------------------------------------------
Orders
Computer products, service and support                                 $19,882       $15,903        $12,293
Electronic test and measurement
instrumentation, systems and service                                     2,759         2,335          2,257
Medical electronic equipment and service                                 1,170         1,196          1,004
Analytical instrumentation and service                                     777           721            678
Electronic components                                                      762           617            529
                                                                      -------------------------------------
                                                                       $25,350       $20,772        $16,761
                                                                      =====================================
Net revenue
Computer products, service and support                                 $19,632       $15,572        $12,028
Electronic test and measurement
instrumentation, systems and service                                     2,722         2,318          2,207
Medical electronic equipment and service                                 1,141         1,149          1,010
Analytical instrumentation and service                                     754           704            693
Electronic components                                                      742           574            472
                                                                       ------------------------------------
                                                                       $24,991       $20,317        $16,410
                                                                       ====================================

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

Medical electronic equipment and service
Instruments and information systems used for patient care monitoring; diagnostic cardiology; computer equipment, systems integration and application software; support and maintenance services; hospital supplies.

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

Hewlett-Packard Company and Subsidiaries
- ------
  44


Quarterly Summary
Unaudited
- ------

For the three months ended
In millions except per share amounts                    January 31       April 30        July 31       October 31
- -------------------------------------------------------------------------------------------------------------------
1994
U.S. orders                                                 $2,572           $2,937         $2,776           $3,407
International orders                                         3,570            3,431          3,185            3,472
                                                          ---------------------------------------------------------
Total orders                                                $6,142           $6,368         $5,961           $6,879
                                                          ---------------------------------------------------------
Net revenue                                                 $5,682           $6,254         $6,053           $7,002
Cost of equipment sold
and services                                                $3,470           $3,890         $3,774           $4,356
Earnings from operations                                    $  598           $  638         $  543           $  770
Net earnings                                                $  368           $  408         $  347           $  476
Net earnings per share*                                     $ 1.42           $ 1.56         $ 1.33           $ 1.83
Cash dividend paid per share                                $ .250           $ .250         $ .300           $ .300
Range of stock prices per share                     $71 1/2-87 1/2           $76-92     $72-81 7/8   $78 3/8-97 7/8
                                                    ===============================================================
[BAR CHART OMITTED]

1993
U.S. orders                                                 $2,093           $2,341         $2,237          $2,791
International orders                                         3,108            3,026          2,466           2,710
                                                    --------------------------------------------------------------
Total orders                                                $5,201           $5,367         $4,703          $5,501
                                                    --------------------------------------------------------------
Net revenue                                                 $4,573           $5,096         $4,961          $5,687
Cost of equipment sold
and services                                                $2,664           $2,997         $2,968          $3,494
Earnings from operations                                    $  421           $  554         $  427          $  477
Net earnings                                                $  261           $  347         $  271          $  298
Net earnings per share                                      $ 1.03           $ 1.38         $ 1.06          $ 1.18
Cash dividend paid per share                                $ .200           $ .200         $ .250          $ .250
Range of stock prices per share                     $55 3/8-74 1/8   $67 3/8-78 1/4     $71-87 1/2      $65-75 5/8
                                                    ==============================================================

[BAR CHART OMITTED]

*See discussion of the 1994 calculation of earnings-per-share on page 32 of this report.
                                   Hewlett-Packard Company and Subsidiaries
                                                                    ------

Shareholder Information
- ------
Annual Meeting of Shareholders
The annual meeting will be held Tuesday, February 28, 1995, at 2 p.m. at Hewlett-Packard's Cupertino site located at 19447 Pruneridge Avenue, Cupertino, California.

Annual Report/Form 10-K
Publications of interest to current and potential HP investors are available upon request. These include annual and quarterly reports and the Form 10-K filed with the Securities and Exchange Commission. As a service to those with impaired vision, the HP 1994 Annual Report is available on audio cassette. This material can be obtained at no cost by contacting the Corporate Communications Department, Hewlett-Packard Company corporate offices.

Transfer Agent and Registrar
Harris Trust and Savings Bank
Corporate Trust Operations
Division, P.O. Box 755
Chicago, Illinois 60690
Telephone: (312) 461-4061

Common Stock, Dividend Policy
The company's stock is traded on the New York Stock Exchange and the Pacific, Tokyo, London, Frankfurt, Zurich and Paris exchanges. Cash dividends have been paid each year since 1965. The current rate is $.30 per share per quarter. At November 30, 1994, there were 72,843 shareholders of record.

- ------
  48

Corporate Information
- ------

Headquarters
3000 Hanover Street
Palo Alto, California 94304
Telephone: (415) 857-1501

Geographic Operations
Americas
5301 Stevens Creek Boulevard
Santa Clara, California 95052
Telephone: (408) 246-4300

Europe, Africa, Middle East
Route du Nant-d'Avril 150
CH-1217 Meyrin 2
Geneva, Switzerland
Telephone: (41/22)780-8111

Asia Pacific
17-21/F Shell Tower
Times Square, 1 Matheson Street
Causeway Bay, Hong Kong
Telephone: (852) 599-7777

A directory of sales and support locations can be obtained from the Corporate Communications Department at HP's offices in Palo Alto.

[SYMBOL OMITTED] Printed on recycled paper

UNIX is a registered trademark in the United States and other countries, licensed exclusively through X/Open(TM) Company Limited.

X/Open is trademark of X/Open Company Limited in the UK and other countries.

HP-UX is based on and is compatible with Novell's UNIX operating system. It also complies with X/Open's XPG4, POSIX 1003.1, 1003.2; FIPS 151-1; and SVID2 interface specifications.

Microsoft is a U.S. registered trademark of Microsoft Corp.

Windows is a U.S. trademark of Microsoft Corp.

Intel is a U.S. trademark of Intel Corp.

Pentium is a U.S. trademark of Intel Corp.

Designed and produced by Ted Williams Design Group, San Francisco

                            GRAPHICS APPENDIX LIST*

* In this Appendix, the following descriptions of certain bar charts and graphs in the Company's 1994 Annual Report to Shareholders that are omitted from the EDGAR version are more specific with respect to the actual numbers, amounts and percentages than is determinable from the bar charts and graphs themselves. The Company submits such more specific descriptions only for the purpose of complying with the requirements for transmitting this Annual Report on Form 10-K electronically via EDGAR; such more specific descriptions are not intended in any way to provide information that is additional to the information otherwise provided in the Annual Report.

EDGAR version - Page 23

A bar chart entitled "Net Earnings Per Share (In dollars)" at the top right of page 23 of the 1994 Annual Report to Shareholders shows that for the fiscal years 1990, 1991, 1992, 1993 and 1994 (shown on the x-axis) the Company had net earnings per share (shown on the y-axis) in the respective amounts provided in the table entitled "Selected Financial Data (Unaudited)" on page 23 of the Annual Report. In addition, the bar chart shows that in fiscal 1992, after the effect of a change in accounting for retiree medical benefits described on page 39 of the Annual Report, the Company had net earnings per share in an amount shown in such table.

A bar chart entitled "Return on Average Shareholders' Equity (Percent)" at the bottom right of page 23 of the 1994 Annual Report to Shareholders shows that for the fiscal years 1990, 1991, 1992, 1993 and 1994 (shown on the x-axis) the Company had a return on average shareholders' equity (shown on the y-axis) of 12.5%, 11.1%, 11.7%, 14.7% and 17.3%, respectively. In addition, the bar chart shows that in fiscal 1992 the Company had a return on average shareholders' equity of 7.4% after the effect of a change in accounting for retiree medical benefits described on page 39 of the Annual Report.

EDGAR version - Page 25

A graph entitled "Net Revenue (In millions)" at the top right of page 25 of the 1994 Annual Report to Shareholders shows that for the fiscal years 1990, 1991, 1992, 1993 and 1994 (shown on the x-axis) the Company had total net revenue (shown on the y-axis) in the respective amounts provided in the table entitled "Selected Financial Data (Unaudited)" on page 23 of the Annual Report; and international net revenue of $7,208 million, $8,104 million, $9,198 million, $10,971 million and $13,522 million, respectively. In addition, the graph shows that for the fiscal years 1990 and 1991 (shown on the x-axis) the company had U.S. net revenue (shown on the y-axis of $6,025 million and $6,390 million, respectively; and U.S. net revenue for the fiscal years 1992, 1993 and 1994 (shown on the x-axis) in the respective amounts (shown on the y-axis) provided in the section entitled "Geographic Area Information" in the notes on pages 41-42 of the Annual Report.

A graph entitled "U.S. Dollar Relative to Major Foreign Currencies
(Fiscal 1980 equals 1.00)" at the bottom right of page 25 of the 1994 Annual Report to Shareholders shows that in the months running consecutively from October 1990 through October 1994 (shown on the x-axis) the U.S. Dollar was equal to (shown on the y-axis) .99, .98, 1.00, 1.00, .98, 1.06, 1.10, 1.11,
1.15, 1.15, 1.12, 1.10, 1.09, 1.06, 1.04, 1.04, 1.06, 1.09, 1.08, 1.06, 1.04,
.99, .98, .99, 1.04, 1.11, 1.11, 1.14, 1.17, 1.17, 1.13, 1.13, 1.15, 1.19,
1.20, 1.16, 1.18, 1.21, 1.21, 1.21, 1.21, 1.19, 1.19, 1.17, 1.16, 1.13, 1.13,
1.11 and 1.09, respectively, multiplied by the currencies of the following foreign countries, with varying weights assigned to each of such currencies:
Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, Netherlands, Norway, Spain, Sweden, Switzerland and United Kingdom.

EDGAR version - Page 26

A graph entitled "Costs and Expenses (As a percentage of net revenue)" at the top left of page 26 of the 1994 Annual Report to Shareholders shows that for the fiscal years 1990 and 1991 (shown on the x-axis) the Company had (shown on the y-axis) cost of equipment sold and services of 52.8% and 54.2%, respectively, of net revenue; selling, general and administrative expenses of 28.1% and 27.4%, respectively, of net revenue; and research and development expenses of 10.3% and 10.1%, respectively, of net revenue. In addition, the graph shows that for the fiscal years 1992, 1993 and 1994 (shown on the x-axis) the Company had, as a percentage of net revenue (shown on the y-axis), cost of equipment sold and services, selling, general and administrative expenses and research and development expenses in the respective amounts provided in the table at the bottom of page 25 of the Annual Report.

A graph entitled "Interest and Other, Net (In millions)" at the bottom left of page 26 of the 1994 Annual Report to Shareholders shows that for the fiscal years 1990 and 1991 (shown on the x-axis) the company had (shown on the y-axis) interest income and other, net of $66 million and $47 million, respectively; and interest expense of $172 million and $130 million, respectively. In addition, the graph shows that for the fiscal years 1992, 1993 and 1994 (shown on the x-axis) the company had (shown on the y-axis) interest income and other, net and interest expense in the respective amounts provided in the table entitled "Consolidated Statement of Earnings" on page 24 of the Annual Report.

EDGAR Version - Page 27

A bar chart entitled "Net Earnings (In millions)" at the top right of page 27 of the 1994 Annual Report to Shareholders shows that for the fiscal years 1990, 1991, 1992, 1993 and 1994 (shown on the x-axis) the Company had net earnings (shown on the y-axis) in the respective amounts provided in the table entitled "Selected Financial Data (Unaudited)" on page 23 of the Annual Report. In addition, the bar chart shows that in fiscal 1992, after the effect of a change in accounting for retiree medical benefits described on page 39 of the Annual Report, the Company had net earnings in an amount provided in such table.

A bar chart entitled "Selected Cash Flows (In millions)" at the bottom right of page 27 of the 1994 Annual Report to Shareholders shows that for the fiscal years 1990 and 1991 (shown on the x-axis) the Company had cash flows from operating activities (shown on the y-axis) of $799 million and $1,552 million, respectively; capital expenditures of $955 million and $862 million, respectively; and dividends paid of $102 million and $120 million, respectively. In addition, the bar chart shows that for the fiscal years 1992, 1993 and 1994 (shown on the x-axis) the Company had cash flows from operating activities and dividends paid (shown on the y-axis) in the respective amounts provided in the table entitled "Consolidated Statement of Cash Flows" on page 30 of the Annual Report. Finally, the bar chart shows that for the fiscal years 1992, 1993 and 1994 (shown on the x-axis) the Company had capital expenditures (shown on the y-axis) in the respective amounts shown as "Investment in property, plant and equipment" provided in the table entitled "Consolidated Statement of Cash Flows" on page 30 of the Annual Report.

EDGAR Version - Page 29

A graph entitled "Asset Management (As a percentage of net revenue)" at the top right of page 29 of the 1994 Annual Report to Shareholders shows that for the fiscal years 1990, 1991, 1992, 1993 and 1994 (shown on the x-axis) the Company had (shown on the y-axis) net property, plant and equipment of 24.2%, 23.1%, 22.2%, 20.6% and 17.3%, respectively, of net revenue; accounts and notes receivable of 21.8%, 20.5%, 21.3%, 20.7% and 20.1, respectively, of net revenue; and inventories of 15.8%, 15.7%, 15.9%, 18.2% and 17.1, respectively.

A graph entitled "Employees and Net Revenue Per Employee (In thousands)" at the bottom right of page 29 of the 1994 Annual Report to Shareholders shows that for the fiscal years 1990, 1991, 1992, 1993 and 1994 (shown on the x-axis) the Company had employees in the respective amounts (shown on the y-axis) provided in the table entitled "Selected Financial Data (Unaudited)" on page 23 of the Annual Report. In addition, the graph shows that for the fiscal years 1990, 1991, 1992, 1993 and 1994 (shown on the x-axis) the Company had net revenue per employee (shown on the y-axis) of $141,500, $160,000, $180,800, $215,200 and
$256,900, respectively.