Form 10-K, Exhibit 13
period 1995-10-31
HEWLETT PACKARD CO
filed 1996-01-29
CIK 47217

                   Hewlett-Packard Company and Subsidiaries

Selected Financial Data
Unaudited


For the years ended October 31
In millions except per share amounts
and employees                                       1995         1994         1993         1992         1991
---------------------------------------------------------------------------------------------------------------
U.S. orders                                     $ 14,609     $ 11,692     $  9,462     $  7,569     $  6,484
International orders                              17,901       13,658       11,310        9,192        8,192
---------------------------------------------------------------------------------------------------------------
Total orders                                    $ 32,510     $ 25,350     $ 20,772     $ 16,761     $ 14,676
---------------------------------------------------------------------------------------------------------------
Net revenue                                     $ 31,519     $ 24,991     $ 20,317     $ 16,410     $ 14,494
Earnings from operations                        $  3,568     $  2,549     $  1,879     $  1,404     $  1,210
Earnings before effect of 1992
   accounting change                            $  2,433     $  1,599     $  1,177     $    881     $    755
Net earnings                                    $  2,433     $  1,599     $  1,177     $    549     $    755
Per share amounts, restated for
   1995 stock split:
      Earnings before effect of 1992
         accounting change                      $   4.63     $   3.07     $   2.33     $   1.74     $   1.51
   Net earnings                                 $   4.63     $   3.07     $   2.33     $   1.09     $   1.51
   Cash dividends                               $    .70     $    .55     $    .45     $    .36     $    .24
At year-end:
   Total assets                                 $ 24,427     $ 19,567     $ 16,736     $ 13,700     $ 11,973
   Employees                                     102,300       98,400       96,200       92,600       89,000
---------------------------------------------------------------------------------------------------------------

1992 results include an after-tax charge of $.65 per share for the cumulative effect of a change in accounting for retiree medical benefits.


                                                      Employees and Net
Total Orders            Earnings from Operations      Revenues Per Employee

In millions             In millions                   In thousands


[GRAPH APPEARS HERE]    [GRAPH APPEARS HERE]          [GRAPH APPEARS HERE]

                                                      . Number of employees
                                                      . Net revenue per employee

                   Hewlett-Packard Company and Subsidiaries


Consolidated Statement of Earnings


For the years ended October 31
In millions except per share amounts                               1995         1994         1993
----------------------------------------------------------------------------------------------------
Net revenue:
  Products                                                      $27,125      $21,380      $17,122
  Services                                                        4,394        3,611        3,195
----------------------------------------------------------------------------------------------------
    Total net revenue                                            31,519       24,991       20,317
----------------------------------------------------------------------------------------------------
Costs and expenses:
  Cost of products sold                                          17,069       13,012       10,021
  Cost of services                                                2,945        2,478        2,102
  Research and development                                        2,302        2,027        1,761
  Selling, general and administrative                             5,635        4,925        4,554
----------------------------------------------------------------------------------------------------
    Total costs and expenses                                     27,951       22,442       18,438
----------------------------------------------------------------------------------------------------
Earnings from operations                                          3,568        2,549        1,879
Interest income and other, net                                      270           29           25
Interest expense                                                    206          155          121
----------------------------------------------------------------------------------------------------
Earnings before taxes                                             3,632        2,423        1,783
Provision for taxes                                               1,199          824          606
----------------------------------------------------------------------------------------------------
Net earnings                                                    $ 2,433      $ 1,599      $ 1,177
====================================================================================================
Net earnings per share                                          $  4.63      $  3.07      $  2.33
====================================================================================================
Weighted average shares and equivalents outstanding                 526          521          506
====================================================================================================

The accompanying notes are an integral part of these financial statements.

                   Hewlett-Packard Company and Subsidiaries

Financial Review
Unaudited

Results of Operations

In 1995, strong demand for HP's products and services generated a 26 percent increase in net revenue, marking the third consecutive year of growth exceeding 23 percent. Net earnings at $2.4 billion have grown at a compounded annual growth rate of 40 percent over the last three years. Return on assets of 10.0 percent and return on average shareholders' equity of 22.3 percent achieved near record levels.

HP's orders increased 28 percent over 1994 to $32.5 billion, compared with a 22 percent increase in 1994. Domestic and international orders grew 25 and 31 percent, respectively, reflecting HP's well-balanced position across a variety of geographic markets. Net revenue grew 22 percent in the U.S. and 30 percent internationally in 1995 to $14.0 billion and $17.6 billion, respectively, following increases of 23 percent in both the U.S. and international markets in 1994. The geographic differential in growth rates reflects expanding market opportunities in the international arena as well as the continuing weakness of the U.S. dollar for most of 1995.

Net revenue from product sales increased 27 percent compared to 25 percent in 1994. The sustained increases in net revenue primarily reflect the company's continued success in technological innovation and rapid time to market with its new products, as well as a healthy global economic environment for the computer and electronics industries.

Shipments of the company's computer and peripheral products, such as the HP LaserJet and HP DeskJet families of printers, multiuser computer systems based on the UNIX operating system, and HP Vectra PCs were all strong in 1995 and 1994. New products drove revenue growth across many businesses. In 1995, the company successfully replaced the entire family of inkjet printers and continued to expand its LaserJet printer offerings. HP 9000 K-class midrange servers and J-class workstations and the Pentium-based HP Vectras introduced in 1995 had excellent market acceptance. Sales of consumable supplies for the company's printer products were also strong. Additionally, electronic test and measurement products have had great success, particularly in the semiconductor test and telecommunications markets. Detailed information on orders and net revenue by groupings of similar products and services is presented on page 46 of this report.

Services such as systems integration, selective-outsourcing management, consulting, education, product financing and rentals, as well as customer support and maintenance, are an integral part of the company's offerings. Net revenue from services grew 22 percent compared to 13 percent in 1994. During 1995, service and support revenues continued to climb with the increase in the installed base and the continued success of the professional services businesses in providing enterprise-wide solutions for our customers. The 1995 growth in net revenue from services was further aided by the weaker U.S. dollar for most of the year.

Net Revenue

In millions


[GRAPH APPEARS HERE]

 . Total
 . International
 . U.S.



U.S. Dollar Relative to
Major Foreign Currencies

Fiscal 1980 equals 1.00


[GRAPH APPEARS HERE]

                   Hewlett-Packard Company and Subsidiaries

Financial Review
Unaudited

In 1995, consumable supplies revenue and related costs were reclassified from the service to the product category. Prior year amounts have been restated to reflect this change.

Costs, expenses and earnings as a percentage of net revenue were as follows:

For the years ended October 31                      1995        1994        1993
-----------------------------------------------------------------------------------
Cost of products sold and services                  63.5%       62.0%       59.7%
Research and development                             7.3%        8.1%        8.7%
Selling, general and administrative                 17.9%       19.7%       22.4%
Earnings from operations                            11.3%       10.2%        9.2%
Net earnings                                         7.7%        6.4%        5.8%
-----------------------------------------------------------------------------------

During 1995, cost of products sold and services as a percentage of net revenue increased 1.5 percentage points, following a 2.3 percentage point increase in 1994. Price competition continues to impact product revenues resulting in reduced gross profit margins. During 1995, the strength of the Yen also resulted in higher prices on certain components purchased from Japanese suppliers. Additionally, the continued shift in the mix of products sold towards lower-margin, high-volume product families, and ramp-up costs for continued introductions of new products, helped drive both the 1995 and 1994 increases. These factors are likely to continue to put some upward pressure on the cost of sales ratio. Maximizing efficiencies, including procurement, production and logistics processes, continues to be a focus in light of these trends.

Research and development expenditures increased 14 percent in 1995 to $2.3 billion, versus $2.0 billion and 15 percent growth in 1994. The ongoing increase in spending on research and development reflects the company's belief that success in a global marketplace requires a continuing flow of innovative, high-quality products. Selling, general and administrative expense grew 14 percent in 1995 compared to 8 percent in 1994. This growth was a result of the strong order and revenue growth experienced during the year, as well as the weaker dollar in 1995. Both research and development and selling, general and administrative expenses decreased as a percentage of net revenue in 1995 and 1994, which reflects the rapid expansion of the net revenue base in both years.

Interest income and other, net was $270 million in 1995 compared to $29 million in 1994 and $25 million in 1993. The increase in 1995 is primarily due to increased earnings on cash and other investments, increased income from equity investees, and gains on sales of real estate and other assets. Interest expense was $206 million in 1995 compared with $155 million in 1994 and $121 million in 1993, reflecting changes in the level of debt outstanding, as well as interest rate changes during the respective periods.

The company's effective tax rate was 33 percent in 1995, as compared with 34 percent in 1994 and 1993. A combination of factors led to the decrease from 1994 to 1995, including continuing shifts in the geographical composition of earnings and resolution of certain issues related to tax returns filed in previous years.

Costs and Expenses

As a percentage of net revenue


[GRAPH APPEARS HERE]


 . Cost of products sold and services
 . Selling, general and administrative
 . Research and development


Net Earnings

In millions


[GRAPH APPEARS HERE]


 . Net earnings
 . Net earnings including effect
  of accounting change

                   Hewlett-Packard Company and Subsidiaries

Financial Review
Unaudited


Net earnings increased 52 percent to $2.4 billion in 1995. This compares with a 36 percent increase in 1994 and a 34 percent increase in 1993. As a percentage of net revenue, net earnings were 7.7 percent in 1995, the highest since 1988, compared with 6.4 percent in 1994 and 5.8 percent in 1993.

Financial Condition and Liquidity

HP's financial position remains strong, with cash and cash equivalents and short-term investments of $2.6 billion at October 31, 1995, compared to $2.5 billion at October 31, 1994, and $1.6 billion at October 31, 1993.

Operating activities generated $1.6 billion in cash in 1995, compared with $2.2 billion and $1.1 billion in 1994 and 1993, respectively. Despite higher net earnings, cash generated from operations declined in 1995 primarily as a result of significant growth in receivables and inventories. Receivables as a percentage of net revenue increased to 21.4 percent at October 31, 1995, from
20.1 percent a year ago, driven by receivable growth of 34 percent on revenue growth of 26 percent for the year. Inventories as a percentage of net revenue grew to 19.1 percent from 17.1 percent in the prior year, resulting from a 41 percent increase in inventory levels. The growth during 1995 in receivables and inventories is a result of the substantial increase in net revenues and orders, and the continuing need to maintain higher inventory levels to meet increased demand and customer delivery expectations.

Capital expenditures in 1995 were $1.6 billion compared with $1.3 billion and $1.4 billion in 1994 and 1993, respectively. The increase in capital expenditures in 1995 relates mainly to expansion of production capacity to accommodate higher volumes and the introduction of new products.

The company invests excess cash in short-term and long-term investments depending on its projected cash needs for operations, capital expenditures and other business purposes. The company from time to time supplements its internally generated cash flow with a combination of short-term and long-term borrowings based on various business and financial market factors. Cash flow from changes in debt structure resulted in net borrowings of $857 million in 1995 compared with $155 million and $966 million in 1994 and 1993, respectively. At October 31, 1995, the company had various borrowing arrangements in place with unused borrowing capacity totaling $3.7 billion.

The company split its stock on a 2-for-1 basis effective March 24, 1995. All prior share and per share amounts have been restated to reflect the retroactive effect of this split. Shares are repurchased primarily to manage the dilution created by shares issued under employee stock plans. In 1995, 10.4 million shares were purchased at an aggregate price of $686 million. In 1994, 8.1 million shares were purchased for $325 million and in 1993, 8.7 million shares were purchased for $314 million. Additional stock repurchases, based on certain price and volume criteria, are periodically authorized by the Board of Directors.


Selected Cash Flows

In millions


[GRAPH APPEARS HERE]


 . Cash flows from operating activities
 . Capital expenditures
 . Dividends paid


Asset Management

As a percentage of net revenue


[GRAPH APPEARS HERE]


 . Net property, plant and equipment
 . Accounts and notes receivable
 . Inventories

                   Hewlett-Packard Company and Subsidiaries

Consolidated Balance Sheet


October 31
In millions except par value and number of shares                                1995           1994
-------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                   $ 1,973        $ 1,357
  Short-term investments                                                          643          1,121
  Accounts and notes receivable                                                 6,735          5,028
  Inventories:
    Finished goods                                                              3,368          2,466
    Purchased parts and fabricated assemblies                                   2,645          1,807
  Other current assets                                                            875            730
-------------------------------------------------------------------------------------------------------
    Total current assets                                                       16,239         12,509
-------------------------------------------------------------------------------------------------------
Property, plant and equipment:
  Land                                                                            485            508
  Buildings and leasehold improvements                                          3,810          3,472
  Machinery and equipment                                                       4,452          3,958
-------------------------------------------------------------------------------------------------------
                                                                                8,747          7,938
  Accumulated depreciation                                                     (4,036)        (3,610)
-------------------------------------------------------------------------------------------------------
                                                                                4,711          4,328
Long-term investments and other assets                                          3,477          2,730
-------------------------------------------------------------------------------------------------------
Total assets                                                                  $24,427        $19,567
=======================================================================================================
Liabilities and shareholders' equity
Current liabilities:
  Notes payable and short-term borrowings                                     $ 3,214        $ 2,469
  Accounts payable                                                              2,422          1,466
  Employee compensation and benefits                                            1,568          1,256
  Taxes on earnings                                                             1,494          1,245
  Deferred revenues                                                               782            598
  Other accrued liabilities                                                     1,464          1,196
-------------------------------------------------------------------------------------------------------
    Total current liabilities                                                  10,944          8,230
-------------------------------------------------------------------------------------------------------
Long-term debt                                                                    663            547
Other liabilities                                                                 981            864
Shareholders' equity:
  Preferred stock, $1 par value
    (authorized: 300,000,000 shares; issued: none)                                 --             --
  Common stock and capital in excess of $1 par value
    (authorized: 1,200,000,000 shares; issued and outstanding:
    509,955,000 in 1995 and 509,654,000 in 1994)                                  871          1,033
  Retained earnings                                                            10,968          8,893
-------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                 11,839          9,926
-------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                    $24,427        $19,567
=======================================================================================================

The accompanying notes are an integral part of these financial statements.

                   Hewlett-Packard Company and Subsidiaries

Financial Review
Unaudited

Factors That May Affect Future Results

HP's future operating results are dependent on its ability to develop, manufacture and market rapidly innovative products that meet customers' needs. Inherent in this process are a number of risks that the company must successfully manage in order to achieve favorable operating results. The process of developing new high technology products is complex and uncertain and requires innovative designs that anticipate customer needs and technological trends. After the products are developed, the company must quickly manufacture them in sufficient volumes at acceptable costs to meet demand.

In addition, portions of the company's manufacturing operations are dependent on the ability of significant suppliers to deliver completed products, integral subassemblies and components in time to meet critical distribution and manufacturing schedules. The company periodically experiences constrained supply of certain component parts in some product lines, as a result of strong demand in those product lines as well as strong demand in the industry. Continued constraints may adversely affect HP's operating results until alternate sourcing can be developed.

The company continues to expand into third-party distribution channels to accommodate changing industry practices and customer preferences. As more of HP's products are distributed through resellers, these resellers become more important to the company's success. Some of these companies are thinly capitalized and may be unable to withstand changes in business conditions. HP's financial results could be adversely affected if the financial condition of these resellers substantially weakens.

The operations of the company involve the use of substances regulated under various federal, state and international laws governing the environment. It is the company's policy to apply strict standards for environmental protection to sites inside and outside the U.S., even if not subject to regulations imposed by local governments. The liability for environmental remediation and related costs is accrued when it is considered probable and the costs can be estimated. Environmental costs are presently not material to HP's operations or financial position.

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

Although HP believes that it has the product offerings and resources needed for continuing success, future revenue and margin trends cannot be reliably predicted and may cause the company to adjust its operations. Factors external to the company can result in volatility of the company's common stock price. Because of the foregoing factors, recent trends should not be considered reliable indicators of future stock prices or financial results.

                   Hewlett-Packard Company and Subsidiaries

Consolidated Statement of Cash Flows

For the years ended October 31
In millions                                                                   1995           1994           1993
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                                             $ 2,433        $ 1,599        $ 1,177
  Adjustments to reconcile net earnings to net
    cash provided by operating activities:
    Depreciation and amortization                                            1,139          1,006            846
    Deferred taxes on earnings                                                (102)          (156)          (137)
    Changes in assets and liabilities:
      Accounts and notes receivable                                         (1,696)          (848)          (709)
      Inventories                                                           (1,740)          (582)        (1,056)
      Accounts payable                                                         956            243            283
      Taxes on earnings                                                        180            320            452
      Other current assets and liabilities                                     663            585            200
    Other, net                                                                (220)            57             86
-------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                              1,613          2,224          1,142
-------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Investment in property, plant and equipment                               (1,601)        (1,257)        (1,405)
  Disposition of property, plant and equipment                                 294            291            215
  Purchase of short-term investments                                        (3,191)        (2,758)        (1,634)
  Maturities of short-term investments                                       3,669          2,392          1,283
  Purchase of long-term investments                                           (308)          (332)           (22)
  Maturities of long-term investments                                           --             47             22
  Acquisitions, net of cash acquired                                            --            (62)           (86)
  Other, net                                                                   (38)            69             23
-------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                 (1,175)        (1,610)        (1,604)
-------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Change in notes payable and short-term borrowings                            755            250            807
  Issuance of long-term debt                                                   434             64            387
  Payment of current maturities of long-term debt                             (332)          (159)          (228)
  Issuance of common stock under employee stock plans                          361            300            308
  Repurchase of common stock                                                  (686)          (325)          (314)
  Dividends                                                                   (358)          (280)          (228)
  Other, net                                                                     4              4            (22)
-------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities                      178           (146)           710
-------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                          616            468            248
Cash and cash equivalents at beginning of year                               1,357            889            641
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                   $ 1,973        $ 1,357        $   889
===================================================================================================================
Supplemental cash flow disclosures:
  Income taxes paid, net                                                   $ 1,058        $   626        $   293
  Interest paid                                                            $   187        $   143        $   109
===================================================================================================================

The accompanying notes are an integral part of these financial statements.

                   Hewlett-Packard Company and Subsidiaries

Consolidated Statement of Shareholders' Equity

                                                                  Common stock
                                                           ----------------------------
                                                                              Par value
                                                           Number of     and capital in     Retained
In millions except number of shares in thousands              shares      excess of par     earnings        Total
--------------------------------------------------------------------------------------------------------------------
Balance October 31, 1992                                     501,648         $   874         $ 6,625       $ 7,499
  Employee stock plans:
    Shares issued                                             12,468             377              --           377
    Shares repurchased                                        (8,690)           (314)             --          (314)
  Dividends                                                       --              --            (228)         (228)
  Net earnings                                                    --              --           1,177         1,177
--------------------------------------------------------------------------------------------------------------------
Balance October 31, 1993                                     505,426             937           7,574         8,511
  Employee stock plans:
    Shares issued                                             12,284             421              --           421
    Shares repurchased                                        (8,056)           (325)             --          (325)
  Dividends                                                       --              --            (280)         (280)
  Net earnings                                                    --              --           1,599         1,599
--------------------------------------------------------------------------------------------------------------------
Balance October 31, 1994                                     509,654           1,033           8,893         9,926
  Employee stock plans:
    Shares issued                                             10,696             524              --           524
    Shares repurchased                                       (10,395)           (686)             --          (686)
  Dividends                                                       --              --            (358)         (358)
  Net earnings                                                    --              --           2,433         2,433
--------------------------------------------------------------------------------------------------------------------
Balance October 31, 1995                                     509,955         $   871         $10,968       $11,839
====================================================================================================================

The accompanying notes are an integral part of these financial statements.

                   Hewlett-Packard Company and Subsidiaries

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Principles of consolidation The consolidated financial statements include the accounts of Hewlett-Packard Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue recognition Revenue from product sales is generally recognized at the time the product is shipped. Service revenue is recognized over the contractual period or as services are performed.

Taxes on earnings Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Net earnings per share Since fiscal 1994, net earnings per share have been computed using the weighted-average number of common shares and common share equivalents outstanding during each period. Common share equivalents represent the dilutive effect of outstanding stock options. In previous periods, common share equivalents were not included as their effect was considered immaterial.

Cash equivalents and short-term investments The company has classified investments as cash equivalents if the original maturity of such investments is three months or less. Short-term investments are principally comprised of certificates of deposit, temporary money-market instruments and repurchase agreements and are stated at cost, which approximates market.

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

Long-term investments At the beginning of fiscal 1995, the company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires certain investments in debt and equity securities to be classified into one of three categories: held-to-maturity, available-for-sale, or trading. The company's investments are primarily comprised of debt securities which are held-to-maturity. Adoption of this statement did not have a material effect on the company's financial position or results of operations.

Foreign currency translation The company uses the U.S. dollar as its functional currency. Foreign currency assets and liabilities are translated into U.S. dollars at end-of-period exchange rates except for inventories, property, plant and equipment, other assets and deferred revenue, which are translated at historical exchange rates. Revenues and

                   Hewlett-Packard Company and Subsidiaries

expenses are translated at average exchange rates in effect during each period, except for those expenses related to balance sheet amounts which are translated at historical exchange rates. Gains or losses from foreign currency translation are included in net earnings. The effect of foreign currency exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies was not material.

Reclassifications In fiscal 1995, sales of consumable supplies, consisting primarily of supplies for the company's printer products, are reported in the consolidated statement of earnings as product revenue. In previous years, consumable supplies were reported as service revenue. Prior year revenue and cost of sales amounts have been reclassified to reflect this change.

Acquisitions

The company acquired several companies during 1994 and 1993, which were not significant to the financial position or results of operations of the company. All of these acquisitions were accounted for using the purchase method. Under the purchase method, the results of operations of acquired companies are included prospectively from the date of acquisition, and the acquisition cost is allocated to the acquirees' assets and liabilities based upon their fair market values at the date of the acquisition. At October 31, 1995, the net book value of goodwill associated with acquisitions was $398 million and is being amortized on a straight-line basis over 3 to 10 years.

Financial Instruments

Off-balance-sheet risk The company enters into foreign exchange contracts to hedge against possible exposure from changes in foreign currency exchange rates. Such exposure arises from assets and liabilities that are denominated in currencies other than the U.S. dollar as well as firm foreign currency commitments. When foreign exchange contracts hedge balance sheet exposure, such effects are recognized when the exchange rate changes. When the company's foreign exchange contracts hedge operational exposure, the effects of movements in exchange rates on these instruments are recognized when the related revenues and expenses are recognized. Because the impact of movements in exchange rates on foreign exchange contracts offsets the related impact on the underlying items being hedged, these instruments do not subject the company to risk that would otherwise result from such changes. Foreign exchange contracts require the company to exchange foreign currencies for U.S. dollars and generally mature within six months. The company had foreign exchange contracts of $5.4 billion and $2.5 billion at October 31, 1995 and 1994, respectively. At October 31, 1995, deferred gains and deferred losses on these contracts amounted to $126 million and $82 million, respectively.

The company enters into interest rate swap agreements to manage its exposure to interest rate changes. The transactions generally involve the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts. Interest rate differentials under interest rate swap agreements are recognized over the

                   Hewlett-Packard Company and Subsidiaries

Notes to Consolidated Financial Statements

life of the contracts as interest expense. The maturities of interest rate swap agreements match the maturities of the underlying debt. At October 31, 1995 and 1994, off-balance-sheet exposures under interest rate swap agreements were not material.

Concentrations of credit risk Financial instruments that potentially subject the company to significant concentrations of credit risk consist principally of cash, investments, trade accounts receivable and certain other off-balance-sheet financial instruments.

The company maintains cash and cash equivalents, short- and long-term investments and certain other off-balance-sheet financial instruments with various financial institutions. These financial institutions are located in many different geographies, and company policy is designed to limit exposure with any one institution. As part of its cash and risk management processes, the company performs periodic evaluations of the relative credit standing of the financial institutions. The company has not sustained material credit losses from these instruments.

The company sells a significant portion of its products through third-party resellers and, as a result, maintains individually significant receivable balances with major distributors. If the financial condition and operations of these distributors deteriorate substantially, the company's operating results could be adversely affected. The ten largest distributor receivable balances collectively represent 13 percent and 10 percent of total accounts and notes receivable at October 31, 1995 and 1994, respectively.

Credit risk with respect to other trade accounts receivable is generally diversified due to the large number of entities comprising the company's customer base and their dispersion across many different industries and geographies. The company performs ongoing credit evaluations of its customers' financial condition, utilizes flooring arrangements with third-party financing companies and requires collateral, such as letters of credit and bank guarantees, in certain circumstances.

Fair value of financial instruments For certain of the company's financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, notes payable and short-term borrowings, accounts payable, and other accrued liabilities, the carrying amounts approximate fair value due to their short maturities. Long-term floating rate notes, long-term stock investments and certificates of deposit are carried at amounts that approximate fair value. The estimated fair value of long-term debt is primarily based on quoted market prices, as well as borrowing rates currently available to the company for bank loans with similar terms and maturities. This fair value, when adjusted for unrealized gains and losses on related interest rate swap agreements, approximates the carrying amount of long-term debt.

The estimated fair value for foreign exchange contracts is primarily based on quoted market prices for the same or similar instruments, adjusted where necessary for maturity differences. At October 31, 1995 and 1994, the estimated fair value of foreign exchange contracts with carrying values of $(15) million and $(24) million, respectively, amounted to $44 million and $(108) million, respectively.

                   Hewlett-Packard Company and Subsidiaries

The estimated fair values may not be representative of actual values of the financial instruments that could have been realized as of year-end or that will be realized in the future.

Taxes on Earnings
The provision for income taxes is comprised of:

In millions                                    1995         1994         1993
--------------------------------------------------------------------------------
U.S. federal taxes:
  Current                                    $  642        $ 511         $330
  Deferred                                      (87)        (156)         (46)
Non-U.S. taxes:
  Current                                       609          441          381
  Deferred                                      (15)          --          (91)
State taxes                                      50           28           32
--------------------------------------------------------------------------------
                                             $1,199        $ 824         $606
================================================================================

The significant components of deferred tax assets, which required no valuation allowance, and deferred tax liabilities included on the balance sheet at October 31 are:

                                                          1995                      1994
                                              -----------------------------------------------------
                                                 Deferred     Deferred     Deferred     Deferred
                                                      tax          tax          tax          tax
In millions                                        assets  liabilities       assets  liabilities
---------------------------------------------------------------------------------------------------
Inventory                                          $  381         $ 50         $329         $ 28
Fixed assets                                          110           10           61           12
Retiree medical benefits                              248           --          243           --
Other retirement benefits                              --          111           --          113
Employee benefits, other than retirement              130           42           90           20
Leasing activities                                     --           86           --           79
Other                                                 325          228          254          198
---------------------------------------------------------------------------------------------------
                                                   $1,194         $527         $977         $450
===================================================================================================

Tax benefits of $91 million, $41 million and $35 million associated with the exercise of employee stock options were allocated to equity in 1995, 1994 and 1993, respectively.

The company's average U.S. statutory tax rate was 35 percent in 1995 and 1994 and 34.8 percent in 1993. These rates reflect the increase resulting from legislation enacted in August 1993, which was effective January 1, 1993. The effect of this increase on the company's deferred tax assets and liabilities was not material.

                   Hewlett-Packard Company and Subsidiaries

Notes to Consolidated Financial Statements

The differences between the U.S. federal statutory income tax rate and the company's effective rate are:

                                                            1995           1994          1993
-----------------------------------------------------------------------------------------------
U.S. federal statutory income tax rate                      35.0%          35.0%         34.8%
State income taxes, net of federal tax benefit               0.9            0.8           1.1
Lower rates in other jurisdictions, net                     (5.0)          (4.8)         (3.1)
Other, net                                                   2.1            3.0           1.2
-----------------------------------------------------------------------------------------------
                                                            33.0%          34.0%         34.0%
===============================================================================================

After allocating eliminations and corporate items, earnings before taxes are:

In millions                                                 1995           1994          1993
-----------------------------------------------------------------------------------------------
U.S. operations including Puerto Rico                     $1,548         $  915        $  818
Non-U.S.                                                   2,084          1,508           965
-----------------------------------------------------------------------------------------------
                                                          $3,632         $2,423        $1,783
===============================================================================================

The company has not provided for U.S. federal income and foreign withholding taxes on $3.0 billion of non-U.S. subsidiaries' undistributed earnings as of October 31, 1995, because such earnings are intended to be reinvested indefinitely. If these earnings were distributed, foreign tax credits should become available under current law to reduce or eliminate the resulting U.S. income tax liability. Where excess cash has accumulated in the company's non-U.S. subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings are remitted.

As a result of certain employment and capital investment actions undertaken by the company, income from manufacturing activities in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from taxes, for years through 2010. The income tax benefits attributable to the tax status of these subsidiaries are estimated to be $168 million, $163 million and $128 million for 1995, 1994 and 1993, respectively.

The Internal Revenue Service (IRS) has completed its examination of the company's federal income tax returns filed through 1983. The IRS has not commenced its examination of returns for years subsequent to 1992. The company believes that adequate accruals have been provided for all years.

Borrowings

Notes payable and short-term borrowings and the related average interest rates at October 31 are:

                                               1995                    1994
                                       ---------------------------------------------
                                                  Interest                Interest
In millions                                           rate                    rate
------------------------------------------------------------------------------------
Commercial paper                         $2,785        5.8%       $1,155       5.1%
Notes payable to banks                      315        6.6%        1,090       5.1%
Other short-term borrowings                 114        3.5%          224       3.7%
------------------------------------------------------------------------------------
                                         $3,214                   $2,469
====================================================================================

                   Hewlett-Packard Company and Subsidiaries



Long-term debt consists of bonds placed with various financial institutions with interest rates ranging from 7.1 percent to 7.9 percent at October 31, 1995. The aggregate payments for the next five years of long-term debt outstanding at October 31, 1995 are $274 million in 1998, $156 million in 1999 and $233 million in 2001 and thereafter.

At October 31, 1995, the Company had various borrowing arrangements in place with unused borrowing capacity totaling $3.7 billion. These credit arrangements are generally uncommitted and do not require commitment fees.


Shareholders' Equity

Stock split The company made a 2-for-1 split of its $1 par value common stock in the form of a 100 percent distribution to shareholders of record as of March 24, 1995. As a result of the stock split, authorized, outstanding, and reserved common shares doubled and capital in excess of par value was reduced by the par value of the additional common shares issued. The rights of the holders of these securities were not otherwise modified. All references in the financial statements to number of shares, per share amounts, stock option data and market prices of the company's common stock have been restated.

Employee Stock Purchase Plan Eligible company employees may generally contribute up to 10 percent of their base compensation to the quarterly purchase of company stock under the Employee Stock Purchase Plan. Under this plan, employee contributions are partially matched with company contributions to purchase HP stock. At October 31, 1995, approximately 86,000 employees were eligible to participate and approximately 46,000 employees were participants in the plan.

Incentive compensation plans The company has four principal stock option plans, adopted in 1979, 1985, 1990 and 1995. All plans permit options granted to qualify as ``Incentive Stock Options'' under the Internal Revenue Code. The exercise price of a stock option is generally equal to the fair market value of the company's common stock on the date the option is granted. Under the 1990 and 1995 Incentive Stock Plans, however, the Executive Compensation and Stock Option Committee, in certain cases, may choose to establish a discounted exercise price at no less than 75 percent of fair market value on the grant date. In 1995 and 1994, discounted options totaling 768,000 shares and 432,000 shares, respectively, were granted. Stock compensation expense related to the discounted options was not material. Options generally vest at a rate of 25 percent per year over a period of four years from the date of grant except for discounted options, which may not be exercised before the fifth anniversary of the option grant date, at which time such options become 100 percent vested. The plans also provide for the granting of stock appreciation rights with respect to options granted to officers. The company has not included stock appreciation rights with options granted to officers since October 31, 1991.

                   Hewlett-Packard Company and Subsidiaries

Notes to Consolidated Financial Statements



The following table summarizes option activity during 1995:

                                                                          Price
In thousands except price per share amounts               Options     per share
--------------------------------------------------------------------------------
Outstanding at October 31, 1994                            25,672        $14-44
Granted                                                     4,899         36-95
Exercised                                                  (5,302)        14-53
Cancelled                                                    (461)        14-76
--------------------------------------------------------------------------------
Outstanding at October 31, 1995                            24,808        $14-95
================================================================================

At October 31, 1995, options to purchase 12,340,000 shares were exercisable at prices ranging from $14 to $44 per share. Shares available for option grants at October 31, 1995 and 1994 were 37,244,000 and 10,322,000, respectively.
Approximately 49,000 employees were considered eligible to receive stock options in fiscal 1995. There were approximately 26,000 employees holding options under one or more of the option plans as of October 31, 1995.

Under the 1985 Incentive Compensation Plan and the 1990 and 1995 Incentive Stock Plans, certain key employees may be granted cash or restricted stock awards. Cash and restricted stock awards are independent of option grants and are subject to restrictions considered appropriate by the company's Executive Compensation and Stock Option Committee. The majority of the shares of restricted stock outstanding at October 31, 1995 are subject to forfeiture if employment terminates prior to five years from the date of grant. During that period, ownership of the shares cannot be transferred. Restricted stock has the same dividend and voting rights as other common stock and is considered to be currently issued and outstanding. The cost of the awards, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse. Such expense was not material in 1995, 1994 or 1993. At October 31, 1995 and 1994, the company had 1,531,000 and 964,000 shares, respectively, of restricted stock outstanding.

Shares reserved The company has reserved shares for future issuance under the employee stock plans. At October 31, 1995 and 1994, 80,234,000 and 59,418,000 shares, respectively, were reserved.

Stock repurchase program Under the company's stock repurchase program, shares of HP common stock are purchased primarily to manage the dilution created by shares issued under the employee stock plans. In 1995, 1994 and 1993, 10,395,000, 8,056,000 and 8,690,000 shares were repurchased for an aggregate purchase price of $686 million, $325 million and $314 million, respectively. At October 31, 1995, HP had authorization for an aggregate of $319 million in future repurchases under this program based on certain price and volume criteria. On November 17, 1995, the Board of Directors authorized an additional $1 billion in stock repurchases.

Retirement Plans and Retiree Medical Benefits

Pension and deferred profit-sharing plans Substantially all of the company's employees are covered under various pension and deferred profit-sharing retirement plans. Worldwide pension and deferred profit-sharing costs were $233 million in 1995, $196 million in 1994, and $159 million in 1993.

                   Hewlett-Packard Company and Subsidiaries


U.S. employees who meet certain minimum eligibility criteria are provided retirement benefits under the Hewlett-Packard Company Retirement Plan (Retirement Plan). Defined benefits are based upon an employee's highest aver-age pay rate and length of service. For eligible service through October 31, 1993, the benefit payable under the Retirement Plan is reduced by any amounts due to the employee under the company's frozen defined contribution Deferred Profit-Sharing Plan (DPS). Up through that date, the DPS was funded solely by the company through an annual contribution based upon the company's adjusted U.S. net income, as defined in the plan agreement. Amendments made in October 1993 to close the DPS to new participants and discontinue the coordination of benefits between the two plans for service after October 31, 1993 provided for immediate 100% vesting of all participant balances in both plans. Additionally, the amendments resulted in an increase of $69 million in both prior service cost and the projected benefit obligation for the Retirement Plan in 1993. Higher Retirement Plan service costs after the amendments are largely offset by the DPS contributions that are no longer required.

The combined status of the Retirement Plan and DPS follows:

In millions                                           1995          1994
-------------------------------------------------------------------------
Fair value of plan assets                           $2,400        $2,093
Retirement benefit obligation                       $2,413        $1,977
-------------------------------------------------------------------------

Employees outside the U.S. generally receive retirement benefits under various defined benefit and defined contribution plans based upon factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

Retiree medical plan In addition to providing pension benefits, the company also sponsors a medical plan that provides defined benefits to U.S. retired employees. Substantially all of the company's current U.S. employees could become eligible for these benefits and the existing benefit obligation relates primarily to those employees. Once participating in the plan, retirees may choose from managed-care and indemnity options, with their contributions dependent on options chosen and length of service.

401(k) plan U.S. employees of the company may participate in the Tax Saving Capital Accumulation Plan (TAXCAP), which was established as a supplemental retirement program. Under the TAXCAP program, the company matches contributions by employees up to a maximum of 4 percent of an employee's annual compensation. The maximum combined contribution to the Employee Stock Purchase Plan and TAXCAP is 17 percent of an employee's annual base compensation subject to certain regulatory and plan limitations. At October 31, 1995, 48,000 employees were participating in TAXCAP out of 56,000 who were eligible.

                   Hewlett-Packard Company and Subsidiaries

Notes to Consolidated Financial Statements



Funded status The funded status of the defined benefit and retiree medical plans is:

                                            U.S. defined benefit plan  Non-U.S. defined benefit plans  U.S. retiree medical plan
                                            -------------------------  ------------------------------  --------------------------
In millions                                       1995           1994           1995             1994          1995         1994
---------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets                       $  358          $ 310        $ 1,116          $   933        $  310       $  258
Benefit obligation                                (371)          (194)        (1,182)          (1,015)         (412)        (328)
---------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of
 (less than) benefit obligation                    (13)           116            (66)             (82)         (102)         (70)
Unrecognized net experience
  (gain) loss                                       (8)           (52)            95               85          (176)        (203)
Unrecognized prior service cost
  (benefit) related to plan changes                 52             63             32               33          (173)        (183)
Unrecognized net transition asset*                 (39)           (47)            --               (6)           --           --
---------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) costs                         $   (8)         $  80        $    61          $    30        $ (451)      $ (456)
=================================================================================================================================
Vested benefit obligation                       $ (157)         $ (47)       $  (812)         $  (656)
Accumulated benefit obligation                  $ (157)         $ (47)       $  (859)         $  (706)
======================================================================================================

*Amortized over 15 years for the U.S. plan and over periods ranging from 12 to 20 years for non-U.S. plans.

Plan assets consist primarily of listed stocks and bonds for the U.S. plans and listed stocks, bonds and cash surrender value of life insurance policies for the non-U.S. plans. It is the company's practice to fund these costs to the extent they are tax-deductible.

Net periodic cost   The company's net pension, deferred profit-sharing and
retiree medical costs are comprised of:

                                                   Pension and deferred profit-sharing
                                       -----------------------------------------------------------
                                                 U.S. plans                    Non-U.S. plans         U.S. retiree medical plan
                                       -----------------------------------------------------------    -------------------------
In millions                              1995      1994      1993        1995      1994       1993     1995      1994     1993
-------------------------------------------------------------------------------------------------------------------------------
Service cost--benefits earned            $108      $112      $  4       $  88     $  73      $  61     $ 21      $ 27     $ 28
 during the period
Interest cost on benefit obligation        15         6         3          72        58         49       28        33       35
Actual return on plan assets              (59)       (7)      (45)        (26)      (44)      (107)     (52)       (7)     (40)
Net amortization and deferral              25       (29)       11         (52)      (16)        59       18       (27)      10
-------------------------------------------------------------------------------------------------------------------------------
Net plan cost (credit)                     89        82       (27)         82        71         62       15        26       33
Pension and deferred profit-
  sharing costs for other plans            --        --        88          62        43         36       --        --       --
-------------------------------------------------------------------------------------------------------------------------------
                                         $ 89      $ 82      $ 61       $ 144     $ 114      $  98     $ 15      $ 26     $ 33
===============================================================================================================================

                   Hewlett-Packard Company and Subsidiaries

Assumptions The assumptions used to measure the benefit obligations and to compute the expected long-term return on assets for the company's defined benefit and retiree medical plans are:

                                                                  1995             1994              1993
--------------------------------------------------------------------------------------------------------------
U.S. defined benefit plan:
 Discount rate                                                    7.5%             8.0%              7.0%
 Average increase in compensation levels                          5.5%             5.5%              5.5%
 Expected long-term return on assets                              9.0%             9.0%              9.0%
Non-U.S. defined benefit plans:
  Discount rate                                                4.0 to 8.5%      5.0 to 8.8%       5.0 to 9.0%
  Average increase in compensation levels                      3.5 to 6.5%      4.1 to 7.0%       4.5 to 6.3%
  Expected long-term return on assets                         5.8 to 10.0%      7.0 to 9.5%      7.0 to 10.0%
U.S. retiree medical plan:
  Discount rate                                                   7.5%             8.0%              7.0%
  Expected long-term return on assets                             9.0%             9.0%              9.0%
  Current medical cost trend rate                                10.4%            10.8%             11.2%
  Ultimate medical cost trend rate                                6.0%             6.0%              6.0%
  Medical cost trend rate decreases to ultimate
    rate in year                                                  2007             2007              2007
  Effect of a 1% increase in the medical cost trend
    rate (millions):
      Increase in benefit obligation                               $87              $66               $97
      Increase in the annual retiree medical cost                  $12              $13               $18
--------------------------------------------------------------------------------------------------------------

Commitments

The company leases certain real and personal property under non-cancelable operating leases. Minimum lease payments are $162 million for 1996, $136 million for 1997, $110 million for 1998, $91 million for 1999, $61 million for 2000 and $211 million for 2001 and thereafter. Certain leases require the company to pay property taxes, insurance and routine maintenance and include escalation clauses. Rent expense was $302 million in 1995, $274 million in 1994 and $269 million in 1993.

                   Hewlett-Packard Company and Subsidiaries

Notes to Consolidated Financial Statements



Geographic Area Information

The company, operating in a single industry segment, designs, manufactures and services products and systems for measurement, computation and communications.

Net revenue, earnings from operations and identifiable assets, classified by the major geographic areas in which the company operates, are:

In millions                                                                   1995            1994            1993
----------------------------------------------------------------------------------------------------------------------
Net revenue
United States:
  Unaffiliated customer sales                                             $ 13,963        $ 11,469        $  9,346
  Interarea transfers                                                        5,728           4,653           4,249
----------------------------------------------------------------------------------------------------------------------
                                                                            19,691          16,122          13,595
----------------------------------------------------------------------------------------------------------------------
Europe:
  Unaffiliated customer sales                                               11,142           8,423           7,177
  Interarea transfers                                                        1,432           1,058             899
----------------------------------------------------------------------------------------------------------------------
                                                                            12,574           9,481           8,076
----------------------------------------------------------------------------------------------------------------------
Japan, Other Asia Pacific, Canada, Latin America:
  Unaffiliated customer sales                                                6,414           5,099           3,794
  Interarea transfers                                                        3,783           2,765           2,165
----------------------------------------------------------------------------------------------------------------------
                                                                            10,197           7,864           5,959
----------------------------------------------------------------------------------------------------------------------
Eliminations                                                               (10,943)         (8,476)         (7,313)
----------------------------------------------------------------------------------------------------------------------
                                                                          $ 31,519        $ 24,991        $ 20,317
======================================================================================================================
Earnings from operations
United States                                                             $  2,259        $  1,472        $  1,485
Europe                                                                         930             660             447
Japan, Other Asia Pacific, Canada, Latin America                             1,240             824             630
Eliminations and corporate                                                    (861)           (407)           (683)
----------------------------------------------------------------------------------------------------------------------
                                                                          $  3,568        $  2,549        $  1,879
======================================================================================================================
Identifiable assets
United States                                                             $ 12,347        $  9,848        $  8,984
Europe                                                                       7,168           4,991           4,452
Japan, Other Asia Pacific, Canada, Latin America                             5,854           4,052           3,056
Eliminations and corporate                                                    (942)            676             244
----------------------------------------------------------------------------------------------------------------------
                                                                          $ 24,427        $ 19,567        $ 16,736
======================================================================================================================

Net revenue from sales to unaffiliated customers is based on the location of the customer. Interarea transfers are sales among HP affiliates principally made at market price, less an allowance primarily for subsequent manufacturing and/or marketing costs. Earnings from operations and identifiable assets are classified based on the location of the company's facilities.

Identifiable corporate assets, which are net of eliminations, comprise primarily cash and cash equivalents, property, plant and equipment, and other assets, and aggregate $4,343 million in 1995, $4,594 million in 1994 and $3,148 million in 1993.

                   Hewlett-Packard Company and Subsidiaries

Statement of Management Responsibility

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

The company's consolidated financial statements have been audited by Price Waterhouse LLP, independent accountants. Their audits were conducted in accordance with generally accepted auditing standards, and included a review of financial controls and tests of accounting records and procedures as they considered necessary in the circumstances.

The Audit Committee of the Board of Directors, which consists of outside directors, meets regularly with management, the internal auditors and the independent accountants to review accounting, reporting, auditing and internal control matters. The committee has direct and private access to both internal and external auditors.

/s/ Lew Platt                               /s/ Robert Wayman

Lew Platt                                   Robert Wayman
Chairman of the Board, President and        Executive Vice President, Finance
Chief Executive Officer                     and Administration
                                            Chief Financial Officer


Report of Independent Accountants

To the Shareholders and Board of Directors of Hewlett-Packard Company
In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Hewlett-Packard Company and its subsidiaries at October 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP


San Jose, California
November 17, 1995

                   Hewlett-Packard Company and Subsidiaries

Orders and Net Revenue by Groupings of Similar Products and Services
Unaudited


For the years ended October 31
In millions                                                    1995           1994           1993
---------------------------------------------------------------------------------------------------
Orders
Computer products, service and support                      $25,815        $19,882        $15,903
Electronic test and measurement
  instrumentation, systems and service                        3,488          2,759          2,335
Medical electronic equipment and service                      1,399          1,170          1,196
Chemical analysis and service                                   844            777            721
Electronic components                                           964            762            617
---------------------------------------------------------------------------------------------------
                                                            $32,510        $25,350        $20,772
===================================================================================================
Net revenue
Computer products, service and support                      $25,269        $19,632        $15,572
Electronic test and measurement
  instrumentation, systems and service                        3,288          2,722          2,318
Medical electronic equipment and service                      1,300          1,141          1,149
Chemical analysis and service                                   806            754            704
Electronic components                                           856            742            574
---------------------------------------------------------------------------------------------------
                                                            $31,519        $24,991        $20,317
===================================================================================================

The table above provides supplemental information showing orders and net revenue by groupings of similar products and services. The groupings are as follows:

Computer products, service and support Computer equipment and systems (hardware and software), networking products, printers, scanners, disk and tape drives, terminals and handheld calculators; support and maintenance services, parts and supplies.

Electronic test and measurement instrumentation, systems and service Instruments and measurement systems used for design, production and maintenance of electronic equipment; support and maintenance services.

Medical electronic equipment and service Patient monitoring, cardiology and ultrasound imaging equipment used for clinical diagnosis and care; hospital and healthcare information systems, systems integration and application software; support and maintenance services; medical supplies.

Chemical analysis and service Gas and liquid chromatographs, mass spectrometers and spectrophotometers used to analyze chemical compounds; laboratory data and information management systems; support, supplies and maintenance services.

Electronic components Microwave semiconductor and optoelectronic devices that are sold primarily to manufacturers for incorporation into electronic products.

                   Hewlett-Packard Company and Subsidiaries
Quarterly Summary
Unaudited


For the three months ended
In millions except per share amounts               January 31           April 30            July 31     October 31
-------------------------------------------------------------------------------------------------------------------
1995
U.S. orders                                           $ 3,126            $ 3,488            $ 3,719        $ 4,276
International orders                                    4,567              4,570              4,288          4,476
-------------------------------------------------------------------------------------------------------------------
Total orders                                          $ 7,693            $ 8,058            $ 8,007        $ 8,752
-------------------------------------------------------------------------------------------------------------------
Net revenue                                           $ 7,304            $ 7,428            $ 7,739        $ 9,048
Cost of products sold
  and services                                        $ 4,547            $ 4,654            $ 4,907        $ 5,906
Earnings from operations                                $ 932              $ 875              $ 824          $ 937
Net earnings                                            $ 602              $ 577              $ 576          $ 678
Per share amounts, restated for
  1995 stock split:
    Net earnings                                       $ 1.15             $ 1.10             $ 1.09         $ 1.29
    Cash dividends                                       $.15              $ .15              $ .20          $ .20
    Range of stock prices                          $46-53 3/8     $50 1/2-66 1/8     $64 1/4-83 5/8     $72 1/2-96
===================================================================================================================

1994
U.S. orders                                           $ 2,572            $ 2,937            $ 2,776        $ 3,407
International orders                                    3,570              3,431              3,185          3,472
-------------------------------------------------------------------------------------------------------------------
Total orders                                          $ 6,142            $ 6,368            $ 5,961        $ 6,879
-------------------------------------------------------------------------------------------------------------------
Net revenue                                           $ 5,682            $ 6,254            $ 6,053        $ 7,002
Cost of products sold
  and services                                        $ 3,470            $ 3,890            $ 3,774        $ 4,356
Earnings from operations                                $ 598              $ 638              $ 543          $ 770
Net earnings                                            $ 368              $ 408              $ 347          $ 476
Per share amounts, restated for
  1995 stock split:
    Net earnings                                        $ .71              $ .78              $ .66          $ .92
    Cash dividends                                     $ .125             $ .125              $ .15          $ .15
    Range of stock prices                      $35 3/4-43 3/4            $ 38-46            $ 36-41        $ 39-49
===================================================================================================================

Net Earnings Per Share*

In dollars


[GRAPH APPEARS HERE]

* Restated for 1995 stock split



Range of Common
Stock Prices*

In dollars per share


[GRAPH APPEARS HERE]

* Restated for 1995 stock split

                   Hewlett-Packard Company and Subsidiaries


Shareholder Information






Annual Meeting of Shareholders
The annual meeting will be held Tuesday, February 27, 1996, at 2 p.m. at HP's Cupertino site located at 19447 Pruneridge Avenue, Cupertino, California.

Annual Report/Form 10-K
Publications of interest to current and potential HP investors are available upon request. These include the annual report and the Form 10-K filed with the Securities and Exchange Commission. As a service to those with impaired vision, the HP 1995 annual report is available on audio cassette. This material can be obtained at no cost by contacting the Corporate Communications Department at HP's corporate offices.

Interested parties can also request financial information by calling 800-TALK-HWP (825-5497).

HP's 1995 annual report and related financial information are also available on the World Wide Web. The Web address is http://www.hp.com/go/financials

Transfer Agent and Registrar
Harris Trust and Savings Bank
Corporate Trust Operations Division
P.O. Box 755
Chicago, Illinois 60690
Telephone: (312) 461-4061

Common Stock, Dividend Policy
The company's stock is listed on the New York and the Pacific stock exchanges. Cash dividends have been paid each year since 1965. The current rate is $0.20 per share per quarter. At Nov. 30, 1995, there were 73,057 shareholders of record.

UNIX is a registered trademark in the United
States and other countries, licensed exclusively through X/Open(TM) Company Limited.

X/Open is a trademark of X/Open Company Limited in the UK and other countries.

Microsoft is a U.S. registered trademark of Microsoft Corp.

Windows is a U.S. trademark of Microsoft Corp.

Intel is a U.S. trademark of Intel Corp.

Pentium is a U.S. trademark of Intel Corp.



Corporate Information




Headquarters
3000 Hanover Street
Palo Alto, California 94394
Telephone: (415) 857-1501

Geographic Operations
Americas
19420 Homestead Road
Cupertino, California 95014-0610
Telephone: (408) 725-8900

Europe, Africa, Middle East
Route du Nant-d'Avril 150
CH-1217 Meyrin 2
Geneva, Switzerland
Telephone: (41/22) 780-8111

Asia Pacific
17-21/F Shell Tower
Times Square, 1 Matheson Street
Cuaseway Bay, Hong Kong
Telephone: (852) 2 599-7777



A directory of sales and support
locations can be obtained from the
Corporate Communications Department
at HP's offices in Palo Alto.

[RECYCLING LOGO APPEARS HERE] Printed on recycled paper