Form 10-K, Exhibit 13
period 1996-10-31
HEWLETT PACKARD CO
filed 1997-01-29
CIK 47217

                                                                     EXHIBIT 13


SELECTED FINANCIAL DATA
Unaudited

For the years ended October 31
In millions except per share amounts
and employees
                                         1996           1995          1994          1993          1992
                                       --------       --------       -------       -------       -------
U.S. orders                            $ 17,181       $ 14,686       $11,692       $ 9,462       $ 7,569
International orders                     21,708         17,999        13,658        11,310         9,192
                                       --------       --------       -------       -------       -------
Total orders                           $ 38,889       $ 32,685       $25,350       $20,772       $16,761
                                       ========       ========       =======       =======       =======
Net revenue                            $ 38,420       $ 31,519       $24,991       $20,317       $16,410
Earnings from operations               $  3,726       $  3,568       $ 2,549       $ 1,879       $ 1,404
Earnings, before effect of
   accounting change in 1992           $  2,586       $  2,433       $ 1,599       $ 1,177       $   881
Net earnings                           $  2,586       $  2,433       $ 1,599       $ 1,177       $   549
Per share amounts, restated for
  1996 stock split:
    Earnings, before effect of
       accounting change in 1992       $   2.46       $   2.31       $  1.54       $  1.16       $   .87
    Net earnings                       $   2.46       $   2.31       $  1.54       $  1.16       $   .55
    Cash dividends                     $    .44       $    .35       $  .275       $  .225       $   .18
At year-end:
  Total assets                         $ 27,699       $ 24,427       $19,567       $16,736       $13,700
  Long-term debt                       $  2,579       $    663       $   547       $   667       $   425
  Employees                             112,000        102,300        98,400        96,200        92,600
                                       ========       ========       =======       =======       =======


1992 results include an after-tax charge of $.32 per share for the cumulative effect of a change in accounting for retiree medical benefits.

--------------------

Graphs

A bar chart entitled "Total Orders (In millions)" at the bottom left of page 29 of the Annual Report shows that for the fiscal years 1992, 1993, 1994, 1995 and 1996 (shown on the x-axis) the Company had total orders (shown on the y-axis) in the respective amounts provided in the table entitled "Selected Financial Data (Unaudited)" on page 29 of the Annual Report.

A bar chart entitled "Earnings from Operations (In millions)" at the bottom center of page 29 of the Annual Report shows that for the fiscal years 1992, 1993, 1994, 1995 and 1996 (shown on the x-axis) the Company had earnings from operations (shown on the y-axis) in the respective amounts provided in the table entitled "Selected Financial Data (Unaudited)" on page 29 of the Annual Report.

A bar chart entitled "Employees and Net Revenue Per Employee (In thousands)" at the bottom right of page 29 of the Annual Report shows that for the fiscal years 1992, 1993, 1994, 1995 and 1996 (shown on the x-axis) the Company had employees in the respective numbers (shown on the y-axis) provided in the table entitled "Selected Financial Data (Unaudited)" on page 29 of the Annual Report. In addition, the graph shows that for the fiscal years 1992, 1993, 1994, 1995 and 1996 (shown on the x-axis) the Company had net revenue per employee (shown on the y-axis) of $180,800, $215,200, $256,900, $314,100 and $358,600,
respectively.

CONSOLIDATED STATEMENT OF EARNINGS

For the years ended October 31
In millions except per share amounts                           1996          1995          1994
                                                             -------       -------       -------
Net revenue:
  Products                                                   $33,114       $27,125       $21,380
  Services                                                     5,306         4,394         3,611
                                                             -------       -------       -------
    Total net revenue                                         38,420        31,519        24,991
                                                             -------       -------       -------
Costs and expenses:
  Cost of products sold                                       22,013        17,069        13,012
  Cost of services                                             3,486         2,945         2,478
  Research and development                                     2,718         2,302         2,027
  Selling, general and administrative                          6,477         5,635         4,925
                                                             -------       -------       -------
    Total costs and expenses                                  34,694        27,951        22,442
                                                             -------       -------       -------
Earnings from operations                                       3,726         3,568         2,549
Interest income and other, net                                   295           270            29
Interest expense                                                 327           206           155
                                                             -------       -------       -------
Earnings before taxes                                          3,694         3,632         2,423
Provision for taxes                                            1,108         1,199           824
                                                             -------       -------       -------
Net earnings                                                 $ 2,586       $ 2,433       $ 1,599
                                                             =======       =======       =======
Net earnings per share                                       $  2.46       $  2.31       $  1.54
                                                             =======       =======       =======
Weighted average shares and equivalents outstanding            1,052         1,052         1,041
                                                             =======       =======       =======

The accompanying notes are an integral part of these financial statements.

FINANCIAL REVIEW
Unaudited

RESULTS OF OPERATIONS

In 1996, HP continued its 20 percent-plus growth in revenue, adding almost $7 billion in revenue during the year. Order growth was strong as well, at 19 percent, and the company also made progress in reducing its operating-expense ratio. However, the first half of the year was stronger than the second half, in which order and revenue growth were reduced by various factors including inventory adjustments in the reseller channel and the company's decision to exit disk-mechanism manufacturing in the third quarter. As a result, full-year operating- and net-profit margins were lower than in 1995, and net earnings growth was 6 percent, compared with 52 percent in 1995.

HP's orders increased 19 percent over 1995 to $38.9 billion, compared with a 29 percent increase in 1995. Slower, but still very healthy growth rates, in the company's computer businesses, representing approximately 80 percent of HP's orders, were key factors in the order growth from 1995. Geographically, domestic and international orders grew 17 and 21 percent, respectively, compared to growth of 26 percent and 32 percent, respectively, in the prior year.

Net revenue grew 22 percent both in the U.S. and internationally in 1996 to $17.0 billion and $21.4 billion, respectively, following increases of 22 percent in the U.S. and 30 percent internationally in 1995. Currency unfavorably impacted the international growth rate as the dollar strengthened in 1996.

Net revenue from product sales increased 22 percent, compared with 27 percent in 1995. The sustained increase in net revenue, while lower than in 1995, primarily reflects the company's continued success in technological innovation and rapid time to market with new products.

Shipments of the company's computer and peripheral products, such as the HP Vectra and Pavilion PCs, HP NetServer PC servers, multiuser UNIX systems, and HP's families of DeskJet and LaserJet printers, continued strong in 1996. As in 1995, strong unit volume growth was driven primarily by new product introductions. In addition, intense competition contributed to declines in the average selling price for many of these products. As a result, unit volume growth outpaced revenue growth. Sales of consumable supplies for the company's printer products increased strongly this year, reflecting increased printer usage and a larger installed base.

Revenue growth in the company's non-computer businesses was slowed by various industry-specific factors during the year, including weakness in the markets for components and semiconductor-test equipment. Information on orders and net revenue by groupings of similar products and services is presented on page 53 of this report.

Services such as systems integration, selective-outsourcing management, consulting, education, product financing and rentals, as well as hardware and software support and maintenance, are an integral part of the company's offerings. Net revenue from services grew 21 percent, compared with 22 percent in 1995. During 1996 and 1995, service and support

---------------
Graphs

A graph entitled "Net Revenue (in millions)" at the top right of page 31 of the Annual Report shows that for the fiscal years 1992, 1993, 1994, 1995 and 1996 (shown on the x-axis) the Company had total net revenue (shown on the y-axis) in the respective amounts provided in the table entitled "Selected Financial Data (Unaudited)" on page 29 of the Annual Report; and international net revenue of $9,198 million, $10,971 million, $13,522 million, $17,556 million and $21,379 million, respectively. In addition, the graph shows that for the fiscal years 1992 and 1993 (shown on the x-axis) the company had U.S. net revenue (shown on the y-axis) of $7,212 million and $9,346 million, respectively; and U.S. net revenue for the fiscal years 1994, 1995 and 1996 (shown on the x-axis) in the respective amounts (shown on the y-axis) provided in the section entitled "Geographic Area Information" under the caption "United
States: Unaffiliated customer sales" in the table on page 51 of the Annual
Report.

A graph entitled "U.S. Dollar Relative to Major Foreign Currencies (Fiscal
1980 equals 1.00)" at the bottom right of page 31 of the Annual Report shows that in the months running consecutively from November 1991 through October 1996 (shown on the x-axis) the U.S. Dollar was equal to (shown on the y-axis) 1.06, 1.04, 1.04, 1.07, 1.09, 1.09, 1.06, 1.04, .99, .98, .99, 1.04, 1.11,
1.12,  1.14, 1.17, 1.17, 1.13, 1.13, 1.15, 1.19, 1.20, 1.16, 1.18, 1.21, 1.21,
1.22, 1.21, 1.19, 1.19, 1.18, 1.16, 1.13, 1.13, 1.12, 1.09, 1.11, 1.13, 1.12,
1.11, 1.07, 1.06, 1.06, 1.06, 1.05, 1.07, 1.08, 1.06, 1.06, 1.07, 1.08, 1.09,
1.09, 1.10, 1.11, 1.11, 1.09, 1.09, 1.09, and 1.10, respectively, multiplied by the currencies of the following foreign countries, with varying weights assigned to each of such currencies: Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, Netherlands, Norway, Spain, Sweden, Switzerland and United Kingdom.

revenue continued to grow with the increase in the installed base, higher leasing revenue and the continued success of the professional services businesses.

Costs, expenses and earnings as a percentage of net revenue were as follows:

For the years ended October 31                   1996          1995          1994
------------------------------                   ----          ----          ----
Cost of products sold and services               66.4%         63.5%         62.0%
Research and development                          7.1%          7.3%          8.1%
Selling, general and administrative              16.8%         17.9%         19.7%
Earnings from operations                          9.7%         11.3%         10.2%
Net earnings                                      6.7%          7.7%          6.4%
                                                 ====          ====          ====

During 1996, cost of products sold and services as a percentage of net revenue was 66.4 percent, an increase of 2.9 percentage points, compared with a 1.5 percentage point increase in 1995. Intense price competition affected product revenues and resulted in reduced gross profit margins. Additionally, the continued shift in the mix of products sold towards lower gross-margin, high-volume product families, as well as costs associated with the stream of new-product introductions, helped drive both the 1996 and 1995 increases in cost of sales. These factors are likely to continue to put some upward pressure on the cost of sales ratio.

Pretax charges of approximately $135 million due to the exit from disk-mechanism manufacturing, and the related operating losses in that business, also contributed to the overall increase in the cost of sales ratio over the year-ago period. Cost of products sold and services as a percentage of net revenue would have been 65.5 percent for 1996 without these factors.

Research and development expenditures increased 18 percent in 1996 to $2.7 billion, versus 14 percent growth and expenditures of $2.3 billion in 1995. The ongoing increase in spending on research and development reflects the company's belief that success in a global marketplace requires a continuing flow of innovative, high-quality products. Selling, general and administrative expenses grew 15 percent in 1996 and 14 percent in 1995. This growth was due largely to increased selling costs related to order and revenue growth, and increased advertising and marketing costs associated with the company's growing presence in high-volume, consumer-oriented businesses. Both research and development and selling, general and administrative expenses decreased as a percentage of net revenue in 1996 and 1995, which reflects the growth of the net revenue base in both years. These decreases also reflect the company's focused management of operating-expense growth, which was most evident in the second half of 1996 when the company quickly adjusted to slowing order and revenue growth.

Interest income and other, net was $295 million in 1996, compared with $270 million in 1995 and $29 million in 1994. The increased levels in 1996 and 1995 are primarily due to increased earnings on cash and other investments, increased income from equity investees, and gains on sales of real estate and other assets. Interest expense was $327 million in 1996, compared with $206 million in 1995 and $155 million in 1994, reflecting increasing levels of debt outstanding, as well as interest rate changes during the respective periods.
---------------
Graphs

A graph entitled "Costs and Expenses (As a percentage of net revenue)" at the top left of page 32 of the Annual Report shows that for the fiscal years 1992 and 1993 (shown on the x-axis) the Company had (shown on the y-axis) cost of products sold and services of 55.8% and 59.7%, respectively, of net revenue; selling, general and administrative expenses of 25.7% and 22.4%, respectively, of net revenue; and research and development expenses of 9.9% and 8.7%, respectively, of net revenue. In addition, the graph shows that for the fiscal years 1994, 1995 and 1996 (shown on the x-axis) the Company had, as a percentage of net revenue (shown on the y-axis), cost of products sold and services, selling, general and administrative expenses and research and development expenses in the respective amounts provided in the table at the top of page 32 of the Annual Report.

A bar chart entitled "Net Earnings (In millions)" at the bottom left of page 32 of the Annual Report shows that for the fiscal years 1992, 1993, 1994, 1995 and 1996 (shown on the x-axis) the Company had net earnings (shown on the y-axis) in the respective amounts provided in the table entitled "Selected Financial Data (Unaudited)" on page 29 of the Annual Report.

The company's effective tax rate was 30 percent in 1996, compared with 33 percent in 1995 and 34 percent in 1994. A combination of factors led to the decreases, including continued shifts in the geographical composition of earnings and resolution of certain issues related to tax returns filed in previous years.

Net earnings increased 6 percent to $2.6 billion in 1996. This compares with a 52 percent increase in 1995 and a 36 percent increase in 1994. As a percentage of net revenue, net earnings were 6.7 percent in 1996, compared with 7.7 percent in 1995 and 6.4 percent in 1994. Net earnings growth for 1996 would have been higher without the effects of the company's exit from disk-mechanism manufacturing.

FINANCIAL CONDITION AND LIQUIDITY

HP's financial position remains strong, with cash and cash equivalents and short-term investments of $3.3 billion at October 31, 1996, and $2.6 billion at October 31, 1995. In addition, other long-term investments, relatively low levels of debt compared to assets, and a large equity base continue to demonstrate the company's financial flexibility.

Operating activities generated $3.5 billion in cash in 1996, compared with $1.6 billion and $2.2 billion in 1995 and 1994, respectively. The increase in cash generated from operations in 1996 compared with 1995 is primarily due to substantially reduced receivables and inventory growth. Receivables as a percentage of net revenue decreased to 18.5 percent at October 31, 1996, from
21.4 percent a year ago, while inventories as a percentage of net revenue decreased to 16.7 percent from 19.1 percent. Slowing revenue growth in the second half of the year contributed to these declines. The company's efforts to enhance processes, with a focus on improving asset utilization and supply-chain management in order to accommodate shorter product life cycles and rapid product ramps, were also a factor in the improvements of these ratios.

Capital expenditures in 1996 were $2.2 billion, compared with $1.6 billion and $1.3 billion in 1995 and 1994, respectively. The increases in capital expenditures relate primarily to expansion of production capacity to accommodate higher volumes and the introduction of new products, but also reflect increasing expenditures to support growth in the company's leasing business.

The company invests excess cash in short- and long-term investments, depending on its projected cash needs for operations, capital expenditures and other business purposes. Additionally, the company from time to time supplements its internally generated cash flow with a combination of short- and long-term borrowings. Recent changes in tax laws in Puerto Rico have resulted in the company liquidating a substantial portion of its short-term investments there and using the cash to pay down notes payable and short-term borrowings. Long-term debt has increased, however, as it is utilized to support increased investments in the company's lease portfolio and to finance interest-bearing assets. Cash flow from net changes in debt structure resulted in net borrowings of $811 million in 1996 compared
---------------
Graphs

A bar chart entitled "Selected Cash Flows (In millions)" at the top right of page 33 of the Annual Report shows that for the fiscal years 1992 and 1993 (shown on the x-axis) the Company had cash flows from operating activities (shown on the y-axis) of $1,288 and $1,142 million, respectively; capital expenditures of $1,032 million and $1,405 million, respectively; and dividends paid of $183 million and $228 million, respectively. In addition, the bar chart shows that for the fiscal years 1994, 1995 and 1996 (shown on the x-axis) the Company had cash flows from operating activities and dividends paid (shown on the y-axis) in the respective amounts provided in the table entitled "Consolidated Statement of Cash Flows" on page 38 of the Annual Report. Finally, the bar chart shows that for the fiscal years 1994, 1995 and 1996 (shown on the x-axis) the Company had capital expenditures (shown on the y-axis) in the respective amounts shown as "Investment in property, plant and equipment" provided in the table entitled "Consolidated Statement of Cash Flows" on page 38 of the Annual Report.

A graph entitled "Asset Management (As a percentage of net revenue)" at the bottom right of page 33 of the Annual Report shows that for the fiscal years 1992, 1993, 1994, 1995 and 1996 (shown on the x-axis) the Company had (shown on the y-axis) net property, plant and equipment of 22.2%, 20.6%, 17.3%, 14.9% and 14.4%, respectively, of net revenue; accounts and notes receivable of 21.3%, 20.7%, 20.1%, 21.4% and 18.5%, respectively, of net revenue; and inventories of 15.9%, 18.2%, 17.1%, 19.1% and 16.7%, respectively, of net revenue.

CONSOLIDATED BALANCE SHEET

October 31
In millions except par value and number of shares                           1996          1995
--------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                               $ 2,885       $ 1,973
  Short-term investments                                                      442           643
  Accounts and notes receivable                                             7,126         6,735
  Inventories:
    Finished goods                                                          3,956         3,368
    Purchased parts and fabricated assemblies                               2,445         2,645
  Other current assets                                                      1,137           875
--------------------------------------------------------------------------------------------------
      Total current assets                                                 17,991        16,239
--------------------------------------------------------------------------------------------------
Property, plant and equipment:
  Land                                                                        475           485
  Buildings and leasehold improvements                                      4,257         3,810
  Machinery and equipment                                                   5,466         4,452
--------------------------------------------------------------------------------------------------
                                                                           10,198         8,747
  Accumulated depreciation                                                 (4,662)       (4,036)
--------------------------------------------------------------------------------------------------
                                                                            5,536         4,711
Long-term investments and other assets                                      4,172         3,477
--------------------------------------------------------------------------------------------------
Total assets                                                              $27,699       $24,427
==================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable and short-term borrowings                                 $ 2,125       $ 3,214
  Accounts payable                                                          2,375         2,422
  Employee compensation and benefits                                        1,675         1,568
  Taxes on earnings                                                         1,514         1,494
  Deferred revenues                                                           951           782
  Other accrued liabilities                                                 1,983         1,464
--------------------------------------------------------------------------------------------------
    Total current liabilities                                              10,623        10,944
--------------------------------------------------------------------------------------------------
Long-term debt                                                              2,579           663
Other liabilities                                                           1,059           981

Commitments and contingencies

Shareholders' equity:
  Preferred stock, $1 par value
    (authorized: 300,000,000 shares; issued: none)                             --            --
  Common stock and capital in excess of $1 par value
    (authorized: 2,400,000,000 shares; issued and outstanding:
    1,014,123,000 in 1996 and 1,019,910,000 in 1995)                        1,014         1,381
  Retained earnings                                                        12,424        10,458
--------------------------------------------------------------------------------------------------
    Total shareholders' equity                                             13,438        11,839
--------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                $27,699       $24,427
==================================================================================================

The accompanying notes are an integral part of these financial statements.

with $857 million and $155 million in 1995 and 1994, respectively. At October 31, 1996, the company had various uncommitted borrowing arrangements in place with borrowing capacity totaling $4.6 billion.

The company split its stock on a 2-for-1 basis effective June 21, 1996, following a similar split in March of last year. All share and per share amounts have been restated to reflect the retroactive effect of this split. Shares are repurchased periodically to manage the dilution created by shares issued under various employee stock plans. In 1996, 24.6 million shares were repurchased at an aggregate price of $1,089 million. In 1995, 20.8 million shares were repurchased for $686 million and in 1994, 16.1 million shares were repurchased for $325 million. Additional stock repurchases, based on certain price and volume criteria, are periodically authorized by the Board of Directors.

FACTORS THAT MAY AFFECT FUTURE RESULTS

HP's future operating results may be adversely affected if the company is unable to continue to rapidly develop, manufacture and market innovative products and services that meet customer requirements. The process of developing new high technology products and solutions is inherently complex and uncertain. It requires accurate anticipation of customers' changing needs and emerging technological trends. The company then must make long-term investments and commit significant resources before knowing whether its predictions will eventually result in products that achieve market acceptance. After a product is developed, the company must quickly ramp manufacturing in sufficient volumes at acceptable costs.

This is a process that requires accurate forecasting of volumes, mix of products and configurations. Moreover, the supply and timing of a new product or service must match the customers' demand and timing for those particular products or services. Given the wide variety of systems, products and services the company offers, the process of planning production and managing inventory levels becomes increasingly difficult.

Inventory management has also become increasingly complex as the company continues to sell a greater mix of products, especially printers and personal computers, through third-party distribution channels. Resellers constantly adjust their ordering patterns in response to the company's, and its competitors', supply into the channel and the timing of their new product introductions and relative feature sets, as well as seasonal fluctuations in end-user demand such as the back-to-school and holiday selling periods. Resellers may increase orders during times of shortages, cancel orders if the channel is filled with currently available products, or delay orders in anticipation of new products. Any excess supply could result in price reductions and inventory writedowns, which in turn could adversely affect the company's gross margins.

The short life cycles of many of the company's products pose a challenge for the effective management of the transition from existing products to new products and could adversely affect the company's future operating results. Product development or manufacturing delays, variations in product costs, and delays in customer purchases of existing products in anticipation of new product introductions are among the factors that make a smooth transition from current products to new products difficult. In addition, the timing of competitors' introductions of new products and services may negatively affect the future operating results of the company, especially when these introductions coincide with periods leading up to the company's own introduction of new or enhanced products. Furthermore, some of the company's own new products replace or compete with others of the company's current products.

Portions of the company's manufacturing operations are dependent on the ability of suppliers to deliver components, subassemblies and completed products in time to meet critical manufacturing and distribution schedules. The company periodically experiences constrained supply of certain component parts in some product lines as a result of strong demand in the industry for those parts. Such constraints, if persistent, may adversely affect the company's operating results until alternate sourcing could be developed. In order to secure components for production and introduction of new products, the company frequently makes advance payments to certain suppliers, and often enters into noncancelable purchase commitments with vendors for such components. Volatility in the prices of these component parts, the possible inability of the company to secure enough components at reasonable prices to build new products in a timely manner in the quantities and configurations demanded or, conversely, a temporary oversupply of these parts, could adversely affect the company's future operating results.

The company continues to expand into third-party distribution channels to accommodate changing customer preferences. As a result, the financial health of these resellers, and the company's continuing relationships with them, become more important to the company's success. Some of these companies are thinly capitalized and may be unable to withstand changes in business conditions. The company's financial results could be adversely affected if the financial condition of these resellers substantially weakens or the company's relationship with such resellers deteriorates.

Sales outside the United States make up more than half of the company's revenues. In addition, a portion of the company's product and component manufacturing, along with key suppliers, are located outside the United States. Accordingly, the company's future results could be adversely affected by a variety of factors, including changes in foreign currency exchange rates, changes in a specific country's or region's political or economic conditions, trade protection measures, import or export licensing requirements, the overlap of different tax structures, unexpected changes in regulatory requirements and natural disasters.

As a matter of course, the company frequently engages in discussions with a variety of parties relating to possible acquisitions, strategic alliances, joint ventures and divestitures. Although the consummation of any transaction is unlikely to have a material effect on the company's results as a whole, the implementation or integration of the transaction may contribute to the company's results differing from the investment community's expectation in a given quarter. Divestitures may result in the cancellation of orders and charges to earnings. Acquisitions and strategic alliances may require, among other things, integration or coordination with a different company culture, management team organization, and business infrastructure. They may also require the development, manufacture and marketing of product offerings with the company's products in a way that enhances the performance of the combined business or product line. Depending on the size and complexity of the transaction, successful integration or implementation depends on a variety of factors, including the hiring and retention of key employees, management of geographically separate facilities, and the integration or coordination of different research and development and product manufacturing facilities. All of these efforts require varying levels of management resources, which may temporarily adversely impact other business operations.

A portion of the company's research and development activities, its corporate headquarters, other critical business operations and certain of its suppliers are located near major earthquake faults. The ultimate impact on the company, its significant suppliers and the general infrastructure is unknown, but operating results could be materially affected in the event of a major earthquake. The company is predominantly self-insured for losses and interruptions caused by earthquakes.

Operations of the company involve the use of substances regulated under various federal, state and international laws governing the environment. It is the company's policy to apply strict standards for environmental protection to sites inside and outside the U.S., even if not subject to regulations imposed by local governments. The liability for environmental remediation and related costs is accrued when it is considered probable and the costs can be estimated. Environmental costs are presently not material to the company's operations or financial position.

Although the company believes that it has the product offerings and resources needed for continuing success, future revenue and margin trends cannot be reliably predicted and may cause the company to adjust its operations. The company's stock price, like that of other technology companies, is subject to significant volatility. The announcement of new products, services or technological innovations by the company or its competitors, quarterly variations in the company's results of operations, changes in revenue or earnings estimates by the investment community and speculation in the press or investment community are among the factors affecting the company's stock price. In addition, the stock price may be affected by general market conditions and domestic and international macroeconomic factors unrelated to the company's performance. Because of the foregoing reasons, recent trends should not be considered reliable indicators of future stock prices or financial results.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended October 31
In millions                                                       1996           1995           1994
                                                                -------        -------        -------
Cash flows from operating activities:
  Net earnings                                                  $ 2,586        $ 2,433        $ 1,599
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Depreciation and amortization                                 1,297          1,139          1,006
    Deferred taxes on earnings                                     (284)          (102)          (156)
    Changes in current assets and liabilities:
      Accounts and notes receivable                                (293)        (1,696)          (848)
      Inventories                                                  (356)        (1,740)          (582)
      Accounts payable                                              (55)           956            243
      Taxes on earnings                                             102            180            320
      Other current assets and liabilities                          553            663            585
    Other, net                                                      (94)          (220)            57
                                                                -------        -------        -------
      Net cash provided by operating activities                   3,456          1,613          2,224
                                                                -------        -------        -------
Cash flows from investing activities:
  Investment in property, plant and equipment                    (2,201)        (1,601)        (1,257)
  Disposition of property, plant and equipment                      316            294            291
  Purchase of short-term investments                             (6,652)        (3,191)        (2,758)
  Maturities of short-term investments                            7,074          3,669          2,392
  Purchase of long-term investments                                (734)          (308)          (332)
  Maturities of long-term investments                                --             --             47
  Acquisitions, net of cash acquired                                 --             --            (62)
  Other, net                                                         22            (38)            69
                                                                -------        -------        -------
      Net cash used in investing activities                      (2,175)        (1,175)        (1,610)
                                                                -------        -------        -------
Cash flows from financing activities:
  Change in notes payable and short-term borrowings              (1,137)           755            250
  Issuance of long-term debt                                      1,989            434             64
  Payment of current maturities of long-term debt                   (41)          (332)          (159)
  Issuance of common stock under employee stock plans               363            361            300
  Repurchase of common stock                                     (1,089)          (686)          (325)
  Dividends                                                        (450)          (358)          (280)
  Other, net                                                         (4)             4              4
                                                                -------        -------        -------
      Net cash (used in) provided by financing activities          (369)           178           (146)
                                                                -------        -------        -------
Increase in cash and cash equivalents                               912            616            468
Cash and cash equivalents at beginning of year                    1,973          1,357            889
                                                                -------        -------        -------
Cash and cash equivalents at end of year                        $ 2,885        $ 1,973        $ 1,357
                                                                =======        =======        =======
Supplemental cash flow disclosures:
  Income taxes paid, net                                        $ 1,159        $ 1,058        $   626
  Interest paid                                                 $   267        $   187        $   143
                                                                =======        =======        =======


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                           Common stock
                                                     ----------------------------
                                                                     Par value
                                                     Number of     and capital in    Retained
In millions except number of shares in thousands       shares       excess of par    earnings          Total
                                                     ---------     --------------    --------        --------
Balance October 31, 1993                             1,010,852        $ 1,447        $  7,064        $  8,511
  Employee stock plans:
    Shares issued                                       24,568            421              --             421
    Shares repurchased                                 (16,112)          (325)             --            (325)
  Dividends                                                 --             --            (280)           (280)
  Net earnings                                              --             --           1,599           1,599
                                                     ---------        -------        --------        --------
Balance October 31, 1994                             1,019,308          1,543           8,383           9,926
  Employee stock plans:
    Shares issued                                       21,392            524              --             524
    Shares repurchased                                 (20,790)          (686)             --            (686)
  Dividends                                                 --             --            (358)           (358)
  Net earnings                                              --             --           2,433           2,433
                                                     ---------        -------        --------        --------
Balance October 31, 1995                             1,019,910          1,381          10,458          11,839
  Acquisition via immaterial pooling                     3,056            137            (162)            (25)
  Employee stock plans:
    Shares issued                                       15,737            577              --             577
    Shares repurchased                                 (24,580)        (1,081)             (8)         (1,089)
  Dividends                                                 --             --            (450)           (450)
  Net earnings                                              --             --           2,586           2,586
                                                     ---------        -------        --------        --------
BALANCE OCTOBER 31, 1996                             1,014,123        $ 1,014        $ 12,424        $ 13,438
                                                     =========        =======        ========        ========

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Hewlett-Packard Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses reported for the periods presented. The company regularly assesses these estimates and, while actual results may differ, management believes that the estimates are reasonable.

REVENUE RECOGNITION Revenue from product sales is generally recognized at the time the product is shipped, with provisions established for price protection programs and for estimated product returns. Upon shipment, the company also provides for the estimated cost that may be incurred for product warranties and post-sales support. Service revenue is recognized over the contractual period or as services are rendered and accepted by the customer.

ADVERTISING Advertising costs are expensed as incurred and amounted to $999 million in 1996, $830 million in 1995, and $686 million in 1994.

TAXES ON EARNINGS Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

NET EARNINGS PER SHARE Net earnings per share is computed using the weighted-average number of common shares and common share equivalents outstanding during each period. Common share equivalents represent the dilutive effect of outstanding stock options.

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

LONG-TERM INVESTMENTS The company's investments are primarily comprised of debt securities which are held-to-maturity.

EMPLOYEE STOCK COMPENSATION The company accounts for its employee stock compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," which is effective for fiscal year 1997. Under SFAS 123 companies may elect, but are not required, to use a fair value methodology to recognize compensation expense for all stock-based awards. In fiscal 1997, the company will implement the disclosure-only provisions of SFAS 123.

FOREIGN CURRENCY TRANSLATION The company uses the U.S. dollar as its functional currency. Foreign currency assets and liabilities are translated into U.S. dollars at end-of-period exchange rates except for inventories, property, plant and equipment, other assets and deferred revenue, which are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates in effect during each period, except for those expenses related to balance sheet amounts which are translated at historical exchange rates. Gains or losses from foreign currency translation are included in net earnings. The effect of foreign currency exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies was not material.

ACQUISITIONS

The company acquired several companies during the last three years, which were not significant to its financial position or results of operations. During 1996, one acquisition was accounted for as a pooling of interests; however, prior period consolidated financial statements were not restated because the retroactive effect was not material. All other acquisitions were accounted for using the purchase method. Under the purchase method, the results of operations of acquired companies are included prospectively from the date of acquisition, and the acquisition cost is allocated to the acquirees' assets and liabilities based upon their fair market values at the date of the acquisition. At October 31, 1996, the net book value of goodwill associated with acquisitions was $288 million and is being amortized on a straight-line basis over 3 to 10 years.

FINANCIAL INSTRUMENTS

OFF-BALANCE-SHEET RISK The company enters into foreign exchange contracts to hedge against possible exposure from changes in foreign currency exchange rates. Such exposure arises from assets and liabilities that are denominated in currencies other than the U.S. dollar as well as firm foreign currency commitments. When foreign exchange contracts hedge balance sheet exposure, such effects are recognized when the exchange rate changes. When the company's foreign exchange contracts hedge operational exposure, the effects of movements in exchange rates on these instruments are recognized when the related revenues and expenses are recognized. Because the impact of movements in exchange rates on foreign exchange contracts offsets the related impact on the underlying items being hedged, these instruments do not subject the company to risk that would otherwise result from such changes. Foreign exchange contracts require the company to exchange foreign currencies for U.S. dollars and generally mature within six months. The company had foreign exchange contracts of $7.1 billion and $5.4 billion at October 31, 1996 and 1995, respectively. At October 31, 1996 and 1995, deferred gains and deferred losses on these contracts amounted to $66 million and $78 million, and $126 million and $82 million, respectively.

The company enters into interest rate swap agreements to manage its exposure to interest rate changes. The transactions generally involve the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts. Interest rate differentials under interest rate swap agreements are recognized over the life of the contracts as interest expense. The notional amounts and maturities of interest rate swap agreements match those of the underlying debt. At October 31, 1996 and 1995, off-balance-sheet exposures under interest rate swap agreements were not material.

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

The company sells a significant portion of its products through third-party resellers and, as a result, maintains individually significant receivable balances with major distributors. If the financial condition and operations of these distributors deteriorate substantially, the company's operating results could be adversely affected. The ten largest distributor receivable balances collectively represent 13 percent of total accounts and notes receivable at both October 31, 1996 and 1995. Credit risk with respect to other trade accounts receivable is generally diversified due to the large number of entities comprising the company's customer base and their dispersion across many different industries and geographies. The company performs ongoing credit evaluations of its third-party resellers' and other customers' financial condition, utilizes flooring arrangements with third-party financing companies and requires collateral, such as letters of credit and bank guarantees, in certain circumstances.

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

The estimated fair value for foreign exchange contracts is primarily based on quoted market prices for the same or similar instruments, adjusted where necessary for maturity differences. At October 31, 1996 and 1995, the estimated fair value of foreign exchange contracts with carrying values of $(7) million and $(15) million, respectively, amounted to $(19) million and $44 million, respectively.

The estimated fair values may not be representative of actual values of the financial instruments that could have been realized as of year-end or that will be realized in the future.

FINANCE RECEIVABLES AND EQUIPMENT ON OPERATING LEASES

Finance receivables represent sales-type and direct-financing leases and installment sales resulting from the marketing of the company's and complementary third-party products. These receivables have terms from two to five years and are typically collateralized by a security interest in the underlying assets. The components of finance receivables, net, which are included in accounts and notes receivable and long-term investments and other assets at October 31, are:


In millions                                            1996               1995
                                                     -------            -------
Gross finance receivables                            $ 2,004            $ 1,723
Unearned income                                         (224)              (181)
                                                     -------            -------
Finance receivables, net                               1,780              1,542
Less current portion                                    (897)              (791)
                                                     -------            -------
Amounts due after one year, net                      $   883            $   751
                                                     =======            =======


Contractual maturities of the company's gross finance receivables at October 31, 1996 are $1,022 million in 1997, $527 million in 1998, $291 million in 1999,
$116 million in 2000 and $48 million thereafter. Actual cash collections may differ, however, primarily due to customer early buy-outs and refinancings.

The company also leases its products to customers under operating leases. Equipment on operating leases was $849 million and $573 million at October 31, 1996 and 1995, respectively, and is included in machinery and equipment. Accumulated depreciation on equipment on operating leases was $378 million and $286 million at October 31, 1996 and 1995, respectively. Minimum future rentals on noncancelable operating leases with original terms of one year or longer are $466 million in 1997, $259 million in 1998, $92 million in 1999, $17 million in 2000 and $14 million thereafter.

TAXES ON EARNINGS

The provision for income taxes is comprised of:

In millions                             1996              1995             1994
                                      -------           -------           -----
U.S. federal taxes:
  Current                             $   614           $   642           $ 511
  Deferred                               (115)              (87)           (156)
Non-U.S. taxes:
  Current                                 716               609             441
  Deferred                               (169)              (15)             --
State taxes                                62                50              28
                                      -------           -------           -----
                                      $ 1,108           $ 1,199           $ 824
                                      =======           =======           =====

The significant components of deferred tax assets, which required no valuation allowance, and deferred tax liabilities included on the balance sheet at October 31 are:


                                                      1996                                     1995
                                            ---------------------------               -------------------------
                                          Deferred             Deferred             Deferred           Deferred
                                               tax                  tax                  tax                tax
In millions                                 assets          liabilities               assets        liabilities
                                            ------          -----------               ------        -----------
Inventory                                   $  497               $   13               $  381               $ 50
Fixed assets                                   142                    8                  110                 10
Retiree medical benefits                       251                   --                  248                 --
Other retirement benefits                       --                  111                   --                111
Employee benefits, other than
  retirement                                   178                   34                  130                 42
Leasing activities                              --                   84                   --                 86
Other                                          272                  133                  325                228
                                            ------               ------               ------               ----
                                            $1,340               $  383               $1,194               $527
                                            ======               ======               ======               ====


Tax benefits of $123 million, $91 million and $41 million associated with the exercise of employee stock options were allocated to equity in 1996, 1995 and 1994, respectively.

The differences between the U.S. federal statutory income tax rate and the company's effective rate are:


                                                               1996                   1995                   1994
                                                               ----                   ----                   ----
U.S. federal statutory income tax rate                         35.0%                  35.0%                  35.0%
State income taxes, net of federal tax benefit                  1.1                    0.9                    0.8
Lower rates in other jurisdictions, net                        (6.9)                  (5.0)                  (4.8)
Other, net                                                      0.8                    2.1                    3.0
                                                               ----                   ----                   ----
                                                               30.0%                  33.0%                  34.0%
                                                               ====                   ====                   ====




After allocating eliminations and corporate items, earnings before taxes are:


In millions                                          1996                 1995                 1994
                                                    ------               ------               ------
U.S. operations including Puerto Rico               $1,535               $1,548               $  915
Non-U.S                                              2,159                2,084                1,508
                                                    ------               ------               ------
                                                    $3,694               $3,632               $2,423
                                                    ======               ======               ======


The company has not provided for U.S. federal income and foreign withholding taxes on $3.8 billion of non-U.S. subsidiaries' undistributed earnings as of October 31, 1996, because such earnings are intended to be reinvested indefinitely. If these earnings were distributed, foreign tax credits should become available under current law to reduce or eliminate the resulting U.S. income tax liability. Where excess cash has accumulated in the company's non-U.S. subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings are remitted.

As a result of certain employment and capital investment actions undertaken by the company, income from manufacturing activities in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from taxes, for years through 2010. The income tax benefits attributable to the tax status of these subsidiaries are estimated to be $212 million, $168 million and $163 million for 1996, 1995 and 1994, respectively.

The Internal Revenue Service (IRS) has completed its examination of the company's federal income tax returns filed through 1983. The IRS has not commenced its examination of returns for years subsequent to 1992. The company believes that adequate accruals have been provided for all years.

BORROWINGS

Notes payable and short-term borrowings and the related average interest rates at October 31 are:


                                          1996                                        1995
                               -----------------------------                -----------------------------
                                                     Average                                      Average
                                                    interest                                     interest
In millions                                             rate                                         rate
                               -----------------------------                -----------------------------
Commercial paper               $1,848                    5.3%               $2,785                    5.8%
Notes payable to banks            200                    7.5%                  315                    6.6%
Other short-term borrowings        77                    6.2%                  114                    3.5%
                               ------                    ---                ------                    ---
                               $2,125                                       $3,214
                               ======                                       ======

At October 31, 1996, the company had various borrowing arrangements in place with unused borrowing capacity totaling $4.6 billion. These credit arrangements are generally uncommitted and generally do not require commitment fees.

Long-term debt and related maturities and interest rates at October 31 are:


In millions                                                      1996                  1995
                                                               -------                -----
U.S. dollar notes due 1997-2017 at 5.25%-7.98%                 $ 1,348                $ 488
Deutschemark notes, due 2000-2002 at 4.75%-5.63%                   513                   --
Yen notes, due 1999-2002 at 1.80%-5.00%                            567                   --
British pound issue, due 1999 at 7.13%                             149                  149
Other                                                               87                   65
Less current portion                                               (85)                 (39)
                                                               -------                -----
Long-term debt                                                 $ 2,579                $ 663
                                                               =======                =====


The company utilizes interest rate swaps to modify the interest expense on its long-term debt to achieve primarily U.S. LIBOR-based floating rates. The company also hedges currency exposure on its foreign-currency denominated long-term debt. The aggregate future repayments of long-term debt outstanding at October 31, 1996 are $85 million in 1997, $256 million in 1998, $1,245 million in 1999,
$417 million in 2000, $246 million in 2001 and $415 million thereafter.

SHAREHOLDERS' EQUITY

STOCK SPLIT The company made a 2-for-1 split of its $1 par value common stock in the form of a 100 percent distribution to shareholders of record as of June 21, 1996. As a result of the stock split, authorized, outstanding, and reserved common shares doubled and retained earnings was reduced by the par value of the additional common shares issued. The rights of the holders of these securities were not otherwise modified. All share and per share data and stockholders' equity balances have been restated for the effect of the stock split.

EMPLOYEE STOCK PURCHASE PLAN Eligible company employees may generally contribute up to 10 percent of their base compensation to the quarterly purchase of company stock under the Employee Stock Purchase Plan. Under this plan, employee contributions to purchase HP stock are partially matched with shares contributed by the company. At October 31, 1996, approximately 89,000 employees were eligible to participate and approximately 52,000 employees were participants in the plan.

INCENTIVE COMPENSATION PLANS The company has four principal stock option plans, adopted in 1979, 1985, 1990 and 1995. All plans permit options granted to qualify as "Incentive Stock Options" under the Internal Revenue Code. The exercise price of a stock option is generally equal to the fair market value of the company's common stock on the date the option is granted. Under the 1990 and 1995 Incentive Stock Plans, however, the Compensation Committee, in certain cases, may choose to establish a discounted exercise price at no less than 75 percent of fair market value on the grant date. In 1996 and 1995, discounted options totaling 1,165,000 shares and 1,536,000 shares, respectively, were granted. Stock compensation expense related to the discounted options was not material. Options generally vest at a rate of 25 percent per year over a period of four years from the date of grant except for discounted options, which generally may not be exercised before the fifth anniversary of the option grant date, at which time such options become 100 percent vested. The plans also provide for the granting of stock appreciation rights with respect to options granted to officers. The company has not included stock appreciation rights with options granted to officers since October 31, 1991.

The following table summarizes option activity during 1996:

                                                                                    Price
In thousands except price per share amounts               Options                  per share
                                                          -------                  ---------

Outstanding at October 31, 1995                            49,616                   $ 7-48
  Granted                                                   7,876                    29-53
  Exercised                                                (7,214)                    7-49
  Cancelled                                                  (934)                    7-53
                                                           ------                   ------
Outstanding at October 31, 1996                            49,344                   $ 7-53
                                                           ======                   ======

At October 31, 1996, options to purchase 25,649,000 shares were exercisable at prices ranging from $7 to $47 per share. Shares available for option grants at October 31, 1996 and 1995 were 65,531,000 and 74,488,000, respectively.
Approximately 49,000 employees were considered eligible to receive stock options in fiscal 1996. There were approximately 29,000 employees holding options under one or more of the option plans as of October 31, 1996.

Under the 1985 Incentive Compensation Plan and the 1990 and 1995 Incentive Stock Plans, certain key employees may be granted cash or restricted stock awards. Cash and restricted stock awards are independent of option grants and are subject to restrictions considered appropriate by the company's Compensation Committee. The majority of the shares of restricted stock outstanding at October 31, 1996 are subject to forfeiture if employment terminates prior to five years from the date of grant. During that period, ownership of the shares cannot be transferred. Restricted stock has the same dividend and voting rights as other common stock and is considered to be currently issued and outstanding. The cost of the awards, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse. Such expense was not material in 1996, 1995 or 1994. At October 31, 1996 and 1995, the company had 3,926,000 and 3,062,000 shares, respectively, of restricted stock outstanding.

SHARES RESERVED The company has reserved shares for future issuance under the employee stock plans. At October 31, 1996 and 1995, 145,622,000 and 160,468,000
shares, respectively, were reserved.

STOCK REPURCHASE PROGRAM Under the company's stock repurchase program, shares of HP common stock are purchased primarily to manage the dilution created by shares issued under the employee stock plans. In 1996, 1995 and 1994, 24,580,000, 20,790,000 and 16,112,000 shares were repurchased for an aggregate purchase price of $1,089 million, $686 million and $325 million, respectively. At October 31, 1996, HP had authorization for an aggregate of $230 million in future repurchases under this program based on certain price and volume criteria. During November 1996, the Board of Directors authorized an additional $1 billion in stock repurchases.

RETIREMENT PLANS AND RETIREE MEDICAL BENEFITS

PENSION AND DEFERRED PROFIT-SHARING PLANS Substantially all of the company's employees are covered under various pension and deferred profit-sharing retirement plans. Worldwide pension and deferred profit-sharing costs were $281 million in 1996, $233 million in 1995, and $196 million in 1994.

U.S. employees who meet certain minimum eligibility criteria are provided retirement benefits under the Hewlett-Packard Company Retirement Plan (Retirement Plan). Defined benefits are based upon an employee's highest average pay rate and length of service. For eligible service through October 31, 1993, the benefit payable under the Retirement Plan is reduced by any amounts due to the employee under the company's frozen defined contribution Deferred Profit-Sharing Plan (DPS), which has since been closed to new participants.

The combined status of the Retirement Plan and DPS follows:

In millions                                  1996                 1995
                                            ------               ------
Fair value of plan assets                   $2,744               $2,400
Retirement benefit obligation               $2,799               $2,413
                                            ------               ------

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

401(K) PLAN U.S. employees of the company may participate in the Tax Saving Capital Accumulation Plan (TAXCAP), which was established as a supplemental retirement program. Under the TAXCAP program, the company matches contributions by employees up to a maximum of 4 percent of an employee's annual compensation. The maximum combined contribution to the Employee Stock Purchase Plan and TAXCAP is 17 percent of an employee's annual base compensation subject to certain regulatory and plan limitations. At October 31, 1996, 52,000 employees were participating in TAXCAP out of 58,000 who were eligible.

FUNDED STATUS The funded status of the defined benefit and retiree medical plans is:


                                         U.S. defined benefit plan   Non-U.S. defined benefit plans   U.S. retiree medical plan
                                         -------------------------   ------------------------------   -------------------------
In millions                                  1996          1995            1996           1995           1996          1995
                                            -----         -----         -------         -------         -----         -----
Fair value of plan assets                   $ 485         $ 358         $ 1,223         $ 1,116         $ 365         $ 310
Benefit obligation                           (540)         (371)         (1,246)         (1,182)         (429)         (412)
                                            -----         -----         -------         -------         -----         -----
Benefit obligation in excess of
   plan assets                                (55)          (13)            (23)            (66)          (64)         (102)
Unrecognized net experience
  (gain) loss                                 (19)           (8)             50              95          (225)         (176)
Unrecognized prior service cost
  (benefit) related to plan changes            48            52              27              32          (163)         (173)
Unrecognized net transition asset*            (31)          (39)             --              --            --            --
                                            -----         -----         -------         -------         -----         -----
Prepaid (accrued) costs                     $ (57)        $  (8)        $    54         $    61         $(452)        $(451)
                                            =====         =====         =======         =======         =====         =====
Vested benefit obligation                   $(232)        $(157)        $  (893)        $  (812)
Accumulated benefit obligation              $(232)        $(157)        $  (944)        $  (859)
                                            -----         -----         -------         -------


*Amortized over 15 years for the U.S. plan and over periods ranging from 12 to 20 years for non-U.S. plans.

Plan assets consist primarily of listed stocks and bonds for the U.S. plans and listed stocks, bonds and cash surrender value of life insurance policies for the non-U.S. plans. It is the company's practice to fund these costs to the extent they are tax-deductible.

NET PERIODIC COST The company's net pension and retiree medical costs are comprised of:


                                                       Pension
                                  -----------------------------------------------------
                                         U.S. plans                  Non-U.S. plans        U.S. retiree medical plan
                                  -------------------------     -----------------------    -------------------------
In millions                        1996      1995      1994      1996     1995     1994     1996     1995     1994
                                  -----     -----     -----     -----     ----     ----     ----     ----     ----
Service cost --benefits earned
   during the period              $ 137     $ 108     $ 112     $  86     $ 88     $ 73     $ 23     $ 21     $ 27
Interest cost on
   benefit obligation                27        15         6        74       72       58       32       28       33
Actual return on plan assets        (61)      (59)       (7)     (120)     (26)     (44)     (55)     (52)      (7)
Net amortization and deferral        25        25       (29)       36      (52)     (16)       8       18      (27)
                                  -----     -----     -----     -----     ----     ----     ----     ----     ----
Net plan cost                     $ 128     $  89     $  82     $  76     $ 82     $ 71     $  8     $ 15     $ 26
                                  =====     =====     =====     =====     ====     ====     ====     ====     ====


ASSUMPTIONS The assumptions used to measure the benefit obligations and to compute the expected long-term return on assets for the company's defined benefit and retiree medical plans are:


                                                              1996            1995            1994
                                                            -------         -------         -------
U.S. defined benefit plan:
  Discount rate                                                 7.5%            7.5%            8.0%
  Average increase in compensation levels                       5.5%            5.5%            5.5%
  Expected long-term return on assets                           9.0%            9.0%            9.0%
Non-U.S. defined benefit plans:
  Discount rate                                          4.0 to 8.5%     4.0 to 8.5%     5.0 to 8.8%
  Average increase in compensation levels                3.5 to 6.5%     3.5 to 6.5%     4.1 to 7.0%
  Expected long-term return on assets                   5.8 to 10.0%    5.8 to 10.0%     7.0 to 9.5%
U.S. retiree medical plan:
  Discount rate                                                 7.5%            7.5%            8.0%
  Expected long-term return on assets                           9.0%            9.0%            9.0%
  Current medical cost trend rate                              10.0%           10.4%           10.8%
  Ultimate medical cost trend rate                              6.0%            6.0%            6.0%
  Medical cost trend rate decreases to ultimate
    rate in year                                               2007            2007            2007
  Effect of a 1% increase in the medical cost trend
    rate (millions):
      Increase in benefit obligation                        $    90         $    87         $    66
      Increase in the annual retiree medical cost           $    13         $    12         $    13
                                                            -------         -------         -------

COMMITMENTS

The company leases certain real and personal property under non-cancelable operating leases. Future minimum lease payments at October 31, 1996 are $182 million for 1997, $151 million for 1998, $111 million for 1999, $87 million for 2000, $78 million for 2001 and $287 million thereafter. Certain leases require the company to pay property taxes, insurance and routine maintenance and include escalation clauses. Rent expense was $353 million in 1996, $302 million in 1995 and $274 million in 1994.

CONTINGENCIES AND FACTORS THAT COULD AFFECT FUTURE RESULTS

CONTINGENCIES The company is involved in lawsuits, claims, investigations and proceedings, including patent, commercial, and environmental matters, which arise in the ordinary course of business. There are no such matters pending that the company expects to be material in relation to its business, financial condition, or results of operations.

FACTORS THAT COULD AFFECT FUTURE RESULTS A substantial portion of the company's revenues each year are generated from the development, manufacture and rapid release to market of high technology products newly introduced during the year. In the extremely competitive industry environment in which the company operates, such product generation, manufacturing and marketing processes are uncertain and complex, requiring accurate prediction of market trends and demand as well as successful management of various manufacturing risks inherent in such products. Additionally, the company's production strategy relies on certain key suppliers' ability to deliver completed products, subassemblies, and component parts in time to meet critical manufacturing and distribution schedules, and its sales strategy on the ability of certain third-party resellers to support sales channels to the mass market effectively. In light of these dependencies, it is reasonably possible that failure to successfully manage a significant product introduction, failure of certain key suppliers to deliver as needed, or failure of certain resellers to remain customers and channel partners could have a severe near-term impact on the company's order growth, revenue growth, or results of operations.

GEOGRAPHIC AREA INFORMATION

The company, operating in a single industry segment, designs, manufactures and services products and systems for measurement, computation and communications.

Net revenue, earnings from operations and identifiable assets, classified by the major geographic areas in which the company operates, are:


In millions                                              1996            1995            1994
                                                       --------        --------        --------
NET REVENUE
United States:
  Unaffiliated customer sales                          $ 17,041        $ 13,963        $ 11,469
  Interarea transfers                                     7,263           5,728           4,653
                                                       --------        --------        --------
                                                         24,304          19,691          16,122
                                                       --------        --------        --------
Europe:
  Unaffiliated customer sales                            13,252          11,142           8,423
  Interarea transfers                                     1,643           1,432           1,058
                                                       --------        --------        --------
                                                         14,895          12,574           9,481
                                                       --------        --------        --------
Japan, Other Asia Pacific,Canada, Latin America:
  Unaffiliated customer sales                             8,127           6,414           5,099
  Interarea transfers                                     5,470           3,783           2,765
                                                       --------        --------        --------
                                                         13,597          10,197           7,864
                                                       --------        --------        --------
Eliminations                                            (14,376)        (10,943)         (8,476)
                                                       --------        --------        --------
                                                       $ 38,420        $ 31,519        $ 24,991
                                                       ========        ========        ========
EARNINGS FROM OPERATIONS
United States                                          $  2,470        $  2,259        $  1,472
Europe                                                      769             930             660
Japan, Other Asia Pacific, Canada, Latin America          1,173           1,240             824
Eliminations and corporate                                 (686)           (861)           (407)
                                                       --------        --------        --------
                                                       $  3,726        $  3,568        $  2,549
                                                       ========        ========        ========
IDENTIFIABLE ASSETS
United States                                          $ 14,321        $ 12,347        $  9,848
Europe                                                    7,991           7,168           4,991
Japan, Other Asia Pacific, Canada, Latin America          7,200           5,854           4,052
Eliminations and corporate                               (1,813)           (942)            676
                                                       --------        --------        --------
                                                       $ 27,699        $ 24,427        $ 19,567
                                                       ========        ========        ========

Net revenue from sales to unaffiliated customers is based on the location of the customer. Interarea transfers are sales among HP affiliates principally made at market price, less an allowance primarily for subsequent manufacturing and/or marketing costs. Earnings from operations and identifiable assets are classified based on the location of the company's facilities. Identifiable corporate assets, which are net of eliminations, comprise primarily cash and cash equivalents, property, plant and equipment, and other assets, and aggregate $4,810 million in 1996, $4,343 million in 1995 and $4,594 million in 1994.

STATEMENT OF MANAGEMENT RESPONSIBILITY

The company's management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this report. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles and reflect the effects of certain estimates and judgments made by management.

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


/s/ Lew Platt                                /s/ Robert Wayman
-----------------------------                ---------------------------
Lew Platt                                    Robert Wayman
Chairman of the Board, President and         Executive Vice President, Finance and Administration
Chief Executive Officer                      Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF HEWLETT-PACKARD COMPANY

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Hewlett-Packard Company and its subsidiaries at October 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP



San Jose, California
November 18, 1996

ORDERS  AND  NET  REVENUE  BY  GROUPINGS  OF  SIMILAR  PRODUCTS  AND  SERVICES
Unaudited


For the years ended October 31
In millions                                      1996          1995          1994
                                               -------       -------       -------
ORDERS
Computer products, service and support         $31,828       $25,980       $19,882
Electronic test and measurement
  instrumentation, systems and service           3,912         3,499         2,759
Medical electronic equipment and service         1,423         1,385         1,170
Chemical analysis and service                      895           855           777
Electronic components                              831           966           762
                                               -------       -------       -------
                                               $38,889       $32,685       $25,350
                                               =======       =======       =======
NET REVENUE
Computer products, service and support         $31,430       $25,269       $19,632
Electronic test and measurement
  instrumentation, systems and service           3,798         3,288         2,722
Medical electronic equipment and service         1,416         1,300         1,141
Chemical analysis and service                      858           806           754
Electronic components                              918           856           742
                                               -------       -------       -------
                                               $38,420       $31,519       $24,991
                                               =======       =======       =======


The table above provides supplemental information showing orders and net revenue by groupings of similar products and services. In fiscal 1996, the company changed its order-reporting policies for its support businesses to report orders when received instead of as services are provided. Fiscal 1995 orders have been restated to reflect this change, which did not have a material impact on order growth rates. The groupings are as follows:

COMPUTER PRODUCTS, SERVICE AND SUPPORT Computer equipment and systems (hardware and software), networking products, desktop and large-format printers and scanners; extended-storage products; terminals and handheld calculators; consulting and integration services; support and maintenance services; and parts and supplies.

ELECTRONIC TEST AND MEASUREMENT INSTRUMENTATION, SYSTEMS AND SERVICE Instruments and systems used to design, synchronize and produce electronics; instruments and systems that test, synchronize and extract data from communications networks; digital communications products; and consulting services.

MEDICAL ELECTRONIC EQUIPMENT AND SERVICE Clinical measurement instrumentation and information systems used for patient monitoring, diagnostic cardiology and ultrasound imaging; support, systems-integration and equipment-maintenance services; and medical supplies.

CHEMICAL ANALYSIS AND SERVICE Gas and liquid chromatographs, mass spectrometers and spectrophotometers used to analyze chemical compounds; laboratory data and information management systems; support and maintenance services; and consumables and supplies.

ELECTRONIC COMPONENTS Microwave semiconductor and optoelectronic devices.

QUARTERLY  SUMMARY
 Unaudited


For the three months ended
In millions except per share amounts        January 31             April 30              July 31            October 31
                                            ----------             --------              -------            ----------
1996
U.S. orders                                   $ 3,923               $ 4,672               $3,888              $ 4,698
International orders                            6,179                 5,438                4,784                5,307
                                              -------               -------               ------              -------
Total orders                                  $10,102               $10,110               $8,672              $10,005
                                              -------               -------               ------              -------
Net revenue                                   $ 9,288               $ 9,880               $9,105              $10,147
Cost of products sold
  and services                                $ 5,988               $ 6,498               $6,194              $ 6,819
Earnings from operations                      $ 1,195               $ 1,041               $  611              $   879
Net earnings                                  $   790               $   723               $  425              $   648
Per share amounts, restated for
  1996 stock split:
    Net earnings                              $   .75               $   .69               $  .40              $   .62
    Cash dividends                            $   .10               $   .10               $  .12              $   .12
    Range of stock prices              $37 7/8-47 1/2            $43 1/8-55       $38 5/8-56 7/8              $ 40-49
                                         ============             =========         ============              =======

1995
U.S. orders                                   $ 3,167               $ 3,523               $3,733              $ 4,263
International orders                            4,668                 4,609                4,317                4,405
                                              -------               -------               ------              -------
Total orders                                  $ 7,835               $ 8,132               $8,050              $ 8,668
                                              -------               -------               ------              -------
Net revenue                                   $ 7,304               $ 7,428               $7,739              $ 9,048
Cost of products sold
  and services                                $ 4,547               $ 4,654               $4,907              $ 5,906
Earnings from operations                      $   932               $   875               $  824              $   937
Net earnings                                  $   602               $   577               $  576              $   678
Per share amounts, restated for
  1996 stock split:
    Net earnings                              $   .57               $   .55               $  .55              $   .64
    Cash dividends                            $  .075               $  .075               $  .10              $   .10
    Range of stock prices                  $23-26 5/8            $25 1/4-33       $32 1/8-41 3/4           $36 1/4-48
                                         ============             =========         ============            =========

---------------
Graphs

A bar chart entitled "Net Earnings Per Share (In dollars)" at the top right of page 54 of the Annual Report shows that for the fiscal quarters in the years 1995 and 1996 (shown on the x-axis) the Company had net earnings per share (shown on the y-axis) in the respective amounts provided in the table entitled "Quarterly Summary (Unaudited)" on page 54 of the Annual Report. In addition, a note to the bar chart states that these amounts have been restated for the effect of a 2-for-1 stock split in 1996.

A bar chart entitled "Range of Common Stock Prices (In dollars per share)" at the bottom right of page 54 of the Annual Report shows that for the fiscal quarters in the years 1995 and 1996 (shown on the x-axis) the range of stock prices (shown on the y-axis) was in the respective amounts provided in the table entitled "Quarterly Summary (Unaudited)" on page 54 of the Annual Report. In addition, a note to the bar chart states that these amounts have been restated for the effect of a 2-for-1 stock split in 1996.