Form 10-K405, Exhibit 13
period 1997-10-31
HEWLETT PACKARD CO
filed 1998-01-27
CIK 47217

                                                                      EXHIBIT 13

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES


SELECTED FINANCIAL DATA
-----------------------
Unaudited

For the years ended October 31
In millions except per share amounts
and employees                   1997          1996          1995          1994        1993
--------------------------------------------------------------------------------------------
U.S. orders                   $ 18,837      $ 17,181      $ 14,686      $11,692      $ 9,462
International orders            24,316        21,708        17,999       13,658       11,310
--------------------------------------------------------------------------------------------
Total orders                  $ 43,153      $ 38,889      $ 32,685      $25,350      $20,772
--------------------------------------------------------------------------------------------
Net revenue                   $ 42,895      $ 38,420      $ 31,519      $24,991      $20,317
Earnings from operations      $  4,339      $  3,726      $  3,568      $ 2,549      $ 1,879
Net earnings                  $  3,119      $  2,586      $  2,433      $ 1,599      $ 1,177
Per share amounts:
   Net earnings               $   2.95      $   2.46      $   2.31      $  1.54      $  1.16
   Cash dividends             $    .52      $    .44      $    .35      $  .275      $  .225
At year-end:
   Total assets               $ 31,749      $ 27,699      $ 24,427      $19,567      $16,736
   Long-term debt             $  3,158      $  2,579      $    663      $   547      $   667
   Employees                   121,900       112,000       102,300       98,400       96,200
--------------------------------------------------------------------------------------------


GRAPHS
------

A bar chart entitled "Total Orders (In billions)" at the bottom left of page 31 of the Annual Report shows that for the fiscal years 1993, 1994, 1995, 1996 and 1997 (shown on the x-axis) the company had total orders (shown on the y-axis) in the respective amounts provided in the table entitled "Selected Financial Data (Unaudited)" on page 31 of the Annual Report.

A bar chart entitled "Earnings from Operations (In millions)" at the bottom center of page 31 of the Annual Report shows that for the fiscal years 1993, 1994, 1995, 1996 and 1997 (shown on the x-axis) the company had earnings from operations (shown on the y-axis) in the respective amounts provided in the table entitled "Selected Financial Data (Unaudited)" on page 31 of the Annual Report.

A bar chart entitled "Employees and Net Revenue Per Employee (In thousands)" at the bottom right of page 31 of the Annual Report shows that for the fiscal years 1993, 1994, 1995, 1996 and 1997 (shown on the x-axis) the company had employees in the respective amounts (shown on the y-axis) provided in the table entitled "Selected Financial Data (Unaudited)" on page 31 of the Annual Report. In addition, the graph shows that for the fiscal yeas 1993, 1994, 1995, 1996 and 1997 (shown on the x-axis) the company had net revenue per employee (shown on the y-axis) of $215,200, $256,900, $314,100, $358,600 and $366,900,
respectively.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES


CONSOLIDATED STATEMENT OF EARNINGS
----------------------------------

For the years ended October 31
In millions except per share amounts                      1997         1996         1995
------------------------------------------------------------------------------------------
Net revenue:
   Products                                              $36,672      $33,114      $27,125
   Services                                                6,223        5,306        4,394
------------------------------------------------------------------------------------------
      Total net revenue                                   42,895       38,420       31,519
------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of products sold                                  24,217       22,013       17,069
   Cost of services                                        4,102        3,486        2,945
   Research and development                                3,078        2,718        2,302
   Selling, general and administrative                     7,159        6,477        5,635
------------------------------------------------------------------------------------------
      Total costs and expenses                            38,556       34,694       27,951
------------------------------------------------------------------------------------------
Earnings from operations                                   4,339        3,726        3,568
Interest income and other, net                               331          295          270
Interest expense                                             215          327          206
------------------------------------------------------------------------------------------
Earnings before taxes                                      4,455        3,694        3,632
Provision for taxes                                        1,336        1,108        1,199
------------------------------------------------------------------------------------------
Net earnings                                             $ 3,119      $ 2,586      $ 2,433
==========================================================================================
Net earnings per share                                   $  2.95      $  2.46      $  2.31
==========================================================================================
Weighted average shares and equivalents outstanding        1,057        1,052        1,052
==========================================================================================

The accompanying notes are an integral part of these financial statements.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

FINANCIAL REVIEW
----------------
Unaudited

RESULTS OF OPERATIONS
---------------------

In 1997, HP's net revenue grew by 12 percent and orders grew by 11 percent. These growth rates were healthy, but reflected notable slowing from the growth rates achieved in each of the last four years. Earnings from operations and net earnings were strong, but grew at a slightly slower rate than net revenue when the effects of the company's exit from disk-mechanism manufacturing in 1996 are taken into account.

HP's orders for 1997 totaled $43.2 billion, up 11 percent compared with the prior year. In 1996, orders increased 19 percent. This slowing in growth rates was primarily attributable to the company's computer and peripherals businesses, which account for approximately 82 percent of the company's orders. Geographically, domestic and international orders grew 10 and 12 percent, respectively, compared with growth of 17 and 21 percent, respectively, in the prior year. Currency unfavorably impacted the international order growth rates, as the dollar strengthened during 1997 and 1996.

Net revenue grew 12 percent to $19.1 billion in the U.S. and 11 percent to $23.8 billion internationally in 1997, following increases of 22 percent both in the U.S. and internationally in 1996. As compared with fiscal 1996, revenue growth was constrained in the first half of the year by slower market growth in the U.S. and macroeconomic weakness in Japan, Germany and France. Despite an increasingly unfavorable currency impact throughout 1997, growth rates accelerated in the second half, led by a rebound in growth in the U.S. and increased demand in Europe. With the exception of Japan, strong growth occurred in both years in the Asia Pacific and Latin America regions.

Strong growth in unit shipments of the company's computers and peripherals, especially HP Vectra and Pavilion PCs, HP NetServer PC servers, UNIX system servers and HP's families of DeskJet and LaserJet printers continued, driven primarily by increased market penetration and new product introductions in 1997 and 1996. In both years, competitive actions designed to increase or maintain market share against intense competition contributed to declines in the average selling prices for many of these products, especially printers, resulting in unit volume growth significantly outpacing revenue growth. Sales of consumable supplies for the company's printer products continued to increase strongly, reflecting increased printer usage and a larger installed base.

Revenue growth in the company's measurement businesses was comparable with growth achieved in 1996 and was again affected by various industry-specific factors. Growth in the test and measurement and components businesses was affected by cyclical weakness in those markets in 1996 and the first half of 1997, which was partially offset by increasing momentum in the second half of 1997. Medical revenue was impacted negatively in 1997 by new product transition issues that were largely resolved by the end of the year.

Services such as systems integration, selective-outsourcing management, consulting, education, product financing and rentals, as well as hardware and software support and maintenance, are an integral part of the company's offerings. Net revenue from services grew 17 percent, compared with 21 percent in 1996. In both 1997 and 1996, service and support revenue grew largely as a result of increases in the installed base, higher leasing revenue and the continued growth of the professional services businesses.

GRAPHS
------

A graph entitled "Net Revenue (In billions)" at the top right of page 33 of the Annual Report shows that for the fiscal years 1993, 1994, 1995, 1996 and 1997 (shown on the x-axis) the company had total net revenue (shown on the y-axis) in the respective amounts provided in the table entitled "Selected Financial Data (Unaudited)" on page 31 of the Annual Report; and international net revenue of $11.0 billion, $13.5 billion, $17.6 billion, $21.4 billion and $23.8 billion, respectively. In addition, the graph shows that for the fiscal years 1993 and 1994 (shown on the x-axis) the company had U.S. net revenue (shown on the y-axis) of $9.3 billion and $11.5 billion, respectively; and U.S. net revenue for the fiscal yeas 1995, 1996 and 1997 (shown on the x-axis) in the respective amounts (shown on the y-axis) provided in the section entitled "Geographic Area Information" under the caption "United States: Unaffiliated customer sales" in the table on page 53 of the Annual Report.

A graph entitled "U.S. Dollar Relative to Major Foreign Currencies (Fiscal 1980 equals 1.00)" at the bottom right of page 33 of the Annual Report shows that in the months running consecutively from November 1992 through October 1997 (shown on the x-axis) the U.S. Dollar was equal to (shown on the y-axis) 1.18, 1.21, 1.21, 1.22, 1.21, 1.20, 1.20, 1.17, 1.16, 1.13, 1.13, 1.12, 1.09, 1.11, 1.13,
1.12, 1.11, 1.07, 1.06, 1.06, 1.06, 1.05, 1.07, 1.08, 1.06, 1.06, 1.08, 1.08,
1.09, 1.09, 1.10, 1.11, 1.10, 1.09, 1.08, 1.09, 1.10, 1.08, 1.10, 1.13, 1.17,
1.19, 1.20, 1.19, 1.19, 1.22, 1.25, 1.23 and 1.21, respectively, multiplied by the currencies of the following foreign countries, with varying weights assigned to each of such currencies: Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, Netherlands, Norway, Spain, Sweden, Switzerland and United Kingdom.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

FINANCIAL REVIEW
----------------
Unaudited

Information on orders and net revenue by groupings of similar products and services is presented on page 55 of this report.

Costs, expenses and earnings as a percentage of net revenue were as follows:

For the years ended October 31             1997       1996       1995
----------------------------------------------------------------------
Cost of products sold and services         66.0%      66.4%      63.5%
Research and development                    7.2%       7.1%       7.3%
Selling, general and administrative        16.7%      16.8%      17.9%
Earnings from operations                   10.1%       9.7%      11.3%
Net earnings                                7.3%       6.7%       7.7%
======================================================================

Cost of products sold and services as a percentage of net revenue was 66.0 percent in 1997 and decreased 0.4 percentage points, compared with a 2.9 percentage point increase in 1996. Excluding the effect of the company's exit from disk-mechanism manufacturing in 1996, the ratios would have increased 0.5 percentage points in 1997 and 2.0 percentage points in 1996. Intense price competition, which was a major factor in the 1996 ratio increase, continued to affect product revenues and gross profit margins in 1997. Additionally, the continued shift in the mix of products sold towards lower gross-margin, high-volume product families, as well as costs associated with continuing new-product introductions, again put upward pressure on the cost of sales percentage. In 1997, these continuing factors were partially offset by favorable declines in component prices and lower costs related to inventory writedowns and product returns. While the company believes improvements in supply-chain management had a favorable impact on cost of sales in 1997, upward pressure on cost of sales is expected to continue.

Research and development expenditures increased 13 percent in 1997 to $3.1 billion, versus 18 percent growth and expenditures of $2.7 billion in 1996. The ongoing increase in spending on research and development reflects the company's continued investments in new technologies for printing and imaging, new microchip architectures in partnership with Intel, and new software and hardware tools for network and communications testing and management. Selling, general and administrative expenses grew 11 percent in 1997 and 15 percent in 1996. The growth in both years was primarily due to increased selling costs related to order and revenue growth and increased marketing program costs associated with the company's continued introduction of new products and expansion of its distribution and support capabilities. Continued employment growth and acquisitions helped drive these increases, while currency exchange rates had an offsetting favorable effect in both years, helping more significantly in 1997. As a percentage of net revenue, both research and development and selling, general and administrative expenses were substantially unchanged from 1996. Reducing the rate of operating expense growth below the rate of net revenue growth remains a major focus of the company.

The company's effective tax rate was 30 percent in 1997 and 1996, and 33 percent in 1995. The decreased rate from 1995 was due to a combination of factors, including shifts in the geographical composition of earnings and resolution of certain issues related to tax returns filed in previous years.

As reported, net earnings increased 21 percent to $3.1 billion in 1997, compared with a 6 percent increase in 1996. Adjusted for the company's exit from disk-mechanism manufacturing in 1996,


GRAPHS
------

A graph entitled "Costs and Expenses (As a percentage of net revenue)" at the top left of page 34 of the Annual Report shows that for the fiscal years 1993 and 1994 (shown on the x-axis) the company had (shown on the y-axis) cost of products sold and services of 59.7% and 62.0%, respectively, of net revenue; selling, general and administrative expenses of 22.4% and 19.7%, respectively, of net revenue; and research and development expenses of 8.7% and 8.1%, respectively, of net revenue. In addition, the graph shows that for the fiscal years 1995, 1996 and 1997 (shown on the x-axis) the company had, as a percentage of net revenue (shown on the y-axis), cost of products sold and services, selling, general and administrative expenses and research and development expenses in the respective amounts provided in the table at the top of page 34 of the Annual Report.

A bar chart entitled "Net Earnings (In millions)" at the bottom left of page 34 of the Annual Report shows that for the fiscal years 1993, 1994, 1995, 1996 and 1997 (shown on the x-axis) the company had net earnings (shown on the y-axis) in the respective amounts provided in the table entitled "Selected Financial Data (Unaudited)" on page 31 of the Annual Report.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES


growth would have been approximately 11 percent in 1997 and 14 percent in 1996. As a percentage of net revenue, net earnings were 7.3 percent in 1997, compared with an adjusted 7.4 percent in 1996 and 7.7 percent in 1995.

FINANCIAL CONDITION AND LIQUIDITY
---------------------------------

HP's financial position strengthened further during 1997, as cash and cash equivalents and short-term investments increased to $4.6 billion at October 31, 1997 from $3.3 billion a year earlier, total borrowings declined $320 million and shareholders' equity increased over 20 percent. Additionally, the company increased dividends paid per share in both 1997 and 1996.

Operating activities generated $4.3 billion in cash in 1997, compared with $3.5 billion and $1.6 billion in 1996 and 1995, respectively. The increase in cash generated in 1997 compared with 1996 primarily reflected improved net earnings before depreciation and amortization. This contrasts with the increase in 1996 that was driven primarily by slower inventory and receivables growth than in 1995. On a combined basis, accounts receivable and inventories as a percentage of net revenue decreased another 0.4 percentage points in 1997 after a 5.3 percentage point reduction achieved in 1996.

Capital expenditures in 1997 were $2.3 billion, compared with $2.2 billion and $1.6 billion in 1996 and 1995, respectively. The growth in capital expenditures in both 1997 and 1996 related primarily to expansion of production capacity to accommodate higher volumes and the introduction of new products, but also reflected increasing expenditures to support growth in the company's leasing business.

Net long-term borrowings of $909 million in 1997 continued the company's strategy of incurring debt to support increased investments in the company's lease finance portfolio and other interest-bearing assets. At October 31, 1997, the company had an unused committed borrowing facility in place totaling $1 billion.

The company invests excess cash in short- and long-term investments, depending on its projected cash needs for operations, capital expenditures and other business purposes. The company also supplements its internally generated cash flow with a combination of short- and long-term borrowings. In 1997, the company repaid approximately $1.2 billion in short-term borrowings using primarily proceeds from short-term investments.

Shares of the company's common stock are repurchased under a systematic program to manage the dilution created by shares issued under employee stock plans. In 1997, 13.2 million shares were repurchased at an aggregate price of $724 million. In 1996, 24.6 million shares were repurchased for $1,089 million. As of November 21, 1997, approximately $1.5 billion has been authorized by the Board of Directors for future repurchases under this program.

FACTORS THAT MAY AFFECT FUTURE RESULTS
--------------------------------------

The company encounters aggressive competition in all areas of its business activity. The company's competitors are numerous, ranging from some of the world's largest corporations to many relatively small and highly specialized firms. The company competes primarily on the basis of technology, performance, price, quality, reliability, distribution and customer service and support. Product life cycles are short, and, to remain competitive, the company will be required to develop new products, periodically enhance its existing products and compete effectively on the basis of the factors described above. In particular, the company anticipates

GRAPHS
------

A bar chart entitled "Selected Cash Flows (In millions)" at the top right of page 35 of the Annual Report shows that for the fiscal years 1993 and 1994 (shown on the x-axis) the company had (shown on the y-axis) cash flows from operating activities of $1,142 and $2,224 million, respectively; capital expenditures of $1,405 million and $1,257 million, respectively; and dividends paid of $228 million and $280 million, respectively. In addition, the bar chart shows that for the fiscal years 1995, 1996 and 1997 (shown on the x-axis) the company had (shown on the y-axis) cash flows from operating activities and dividends paid in the respective amounts provided in the table entitled "Consolidated Statement of Cash Flows" on page 40 of the Annual Report. Finally, the bar chart shows that for the fiscal years 1995, 1996 and 1997 (shown on the x-axis) the company had capital expenditures (shown on the y-axis) in the respective amounts shown as "Investment in property, plant and equipment" provided in the table entitled "Consolidated Statement of Cash Flows" on page 40 of the Annual Report.

A graph entitled "Operating Assets (As a percentage of net revenue)" at the bottom right of page 35 of the Annual Report shows that for the fiscal years 1993, 1994, 1995, 1996 and 1997 (shown on the x-axis) the company had (shown on the y-axis) net property, plant and equipment of 20.6%, 17.3%, 14.9%, 14.4% and 14.7%, respectively, of net revenue; accounts and notes receivable of 20.7%, 20.1%, 21.4%, 18.5% and 19.1%, respectively, of net revenue; and inventories of 18.2%, 17.1%, 19.1%, 16.7% and 15.8%, respectively, of net revenue.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
--------------------------

October 31
In millions except par value and number of shares                       1997           1996
---------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                           $ 3,072        $ 2,885
   Short-term investments                                                1,497            442
   Accounts and notes receivable                                         8,173          7,126
   Inventories:
      Finished goods                                                     4,136          3,956
      Purchased parts and fabricated assemblies                          2,627          2,445
   Other current assets                                                  1,442          1,137
---------------------------------------------------------------------------------------------
      Total current assets                                              20,947         17,991
---------------------------------------------------------------------------------------------
Property, plant and equipment:
   Land                                                                    468            475
   Buildings and leasehold improvements                                  4,672          4,257
   Machinery and equipment                                               6,636          5,466
---------------------------------------------------------------------------------------------
                                                                        11,776         10,198
   Accumulated depreciation                                             (5,464)        (4,662)
---------------------------------------------------------------------------------------------
                                                                         6,312          5,536
Long-term investments and other assets                                   4,490          4,172
---------------------------------------------------------------------------------------------
Total assets                                                           $31,749        $27,699
=============================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable and short-term borrowings                             $ 1,226        $ 2,125
   Accounts payable                                                      3,185          2,375
   Employee compensation and benefits                                    1,723          1,675
   Taxes on earnings                                                     1,515          1,514
   Deferred revenues                                                     1,152            951
   Other accrued liabilities                                             2,418          1,983
---------------------------------------------------------------------------------------------
      Total current liabilities                                         11,219         10,623
---------------------------------------------------------------------------------------------
Long-term debt                                                           3,158          2,579
Other liabilities                                                        1,217          1,059

Commitments and contingencies

Shareholders' equity:
   Preferred stock, $1 par value
      (authorized: 300,000,000 shares; issued: none)                        --             --
   Common stock and capital in excess of $1 par value
      (authorized: 2,400,000,000 shares; issued and outstanding:
      1,041,042,000 in 1997 and 1,014,123,000 in 1996)                   1,187          1,014
   Retained earnings                                                    14,968         12,424
---------------------------------------------------------------------------------------------
      Total shareholders' equity                                        16,155         13,438
---------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                             $31,749        $27,699
=============================================================================================

The accompanying notes are an integral part of these financial statements.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

that it will have to continue to adjust prices of many of its products to stay competitive, and it will have to effectively manage financial returns with reduced gross margins.

The company's future operating results may be adversely affected if the company is unable to continue to develop, manufacture and market innovative products and services rapidly that meet customer requirements for performance and reliability. The process of developing new high technology products and solutions is inherently complex and uncertain. It requires accurate anticipation of customers' changing needs and emerging technological trends. The company consequently must make long-term investments and commit significant resources before knowing whether its predictions will eventually result in products that achieve market acceptance. After a product is developed, the company must quickly manufacture sufficient volumes at acceptable costs. This is a process that requires accurate forecasting of volumes, mix of products and configurations. Moreover, the supply and timing of a new product or service must match customers' demand and timing for the particular product or service. Given the wide variety of systems, products and services the company offers, the process of planning production and managing inventory levels becomes increasingly difficult.

Inventory management has become increasingly complex as the company continues to sell a greater mix of products, especially printers and personal computers, through third-party distribution channels. Resellers constantly adjust their ordering patterns in response to the company's and its competitors' supply into the channel and the timing of their new product introductions and relative feature sets, as well as seasonal fluctuations in end-user demand such as the back-to-school and holiday selling periods. Resellers may increase orders during times of shortages, cancel orders if the channel is filled with currently available products, or delay orders in anticipation of new products. Any excess supply could result in price reductions and inventory writedowns, which in turn could adversely affect the company's gross margins.

The short life cycles of many of the company's products pose a challenge for the effective management of the transition from existing products to new products and could adversely affect the company's future operating results. Product development or manufacturing delays, variations in product costs, and delays in customer purchases of existing products in anticipation of new product introductions are among the factors that make a smooth transition from current products to new products difficult. In addition, the timing of competitors' introductions of new products and services may negatively affect future operating results of the company, especially when these introductions coincide with periods leading up to the company's own introduction of new or enhanced products. Furthermore, some of the company's own new products may replace or compete with certain of the company's current products.

The company generally relies upon patent, copyright, trademark and trade secret laws in the United States and in selected other countries to establish and maintain its proprietary rights in its technology and products. However, there can be no assurance that any of the company's proprietary rights will not be challenged, invalidated or circumvented, or that any such rights will provide significant competitive advantages. Moreover, because of the rapid pace of technological change in the information technology industry, many of the company's products rely on key technologies developed by others. There can be no assurance that the company will be able to continue to obtain licenses to such technologies. In addition, from time to time, the company receives notices from third parties regarding patent or copyright claims. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources and cause the company to incur significant expenses. In the event of a successful claim of infringement against the company and failure or inability of the company to license the infringed technology or to substitute similar non-infringing technology, the company's business could be adversely affected.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Portions of the company's manufacturing operations are dependent on the ability of suppliers to deliver quality components, subassemblies and completed products in time to meet critical manufacturing and distribution schedules. The company periodically experiences constrained supply of certain component parts in some product lines as a result of strong demand in the industry for those parts. Such constraints, if persistent, may adversely affect the company's operating results until alternate sourcing can be developed. In order to secure components for production and introduction of new products, the company at times makes advance payments to certain suppliers and often enters into noncancelable purchase commitments with vendors for such components. Volatility in the prices of these component parts, the possible inability of the company to secure enough components at reasonable prices to build new products in a timely manner in the quantities and configurations demanded or, conversely, a temporary oversupply of these parts, could adversely affect the company's future operating results.

The company continues to expand into third-party distribution channels to accommodate changing customer preferences. As a result, the financial health of resellers of the company's products, and the company's continuing relationships with such resellers, are becoming more important to the company's success. Some of these companies are thinly capitalized and may be unable to withstand changes in business conditions. The company's financial results could be adversely affected if the financial condition of certain of these resellers substantially weakens or if the company's relationship with such resellers deteriorates.

Sales outside the United States make up more than half of the company's revenues. In addition, a portion of the company's product and component manufacturing, along with key suppliers, are located outside the United States. Accordingly, the company's future results could be adversely affected by a variety of factors, including changes in a specific country's or region's political or economic conditions, trade protection measures, import or export licensing requirements, the overlap of different tax structures, unexpected changes in regulatory requirements and natural disasters.

The company is also exposed to foreign currency exchange rate risk inherent in its sales commitments, anticipated sales and assets and liabilities denominated in currencies other than the U.S. dollar, as well as interest rate risk inherent in the company's debt, investment and finance receivable portfolios. As more fully described in the "Off-balance-sheet foreign exchange risk" and "Borrowings" notes to the financial statements, the company's risk management strategy utilizes derivative financial instruments, including forwards, swaps and purchased options to hedge certain foreign currency and interest rate exposures, with the intent of offsetting gains and losses that occur on the underlying exposures with gains and losses on the derivative contracts hedging them. The company does not enter into derivatives for trading purposes.

The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign exchange rates and interest rates applied to the hedging contracts and underlying exposures described above. As of October 31, 1997, the analysis indicated that such market movements would not have a material effect on the company's consolidated financial position, results of operations or cash flows. Actual gains and losses in the future may differ materially from that analysis, however, based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company's actual exposures and hedges.

As a matter of course, the company frequently engages in discussions with a variety of parties relating to possible acquisitions, strategic alliances, joint ventures and divestitures. Although consummation of any transaction is unlikely to have a material effect on the company's results as a whole, the implementation or integration of a transaction may contribute to the company's

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

results differing from the investment community's expectation in a given quarter. Divestitures may result in the cancellation of orders and charges to earnings. Acquisitions and strategic alliances may require, among other things, integration or coordination with a different company culture, management team organization and business infrastructure. They may also require the development, manufacture and marketing of product offerings with the company's products in a way that enhances the performance of the combined business or product line. Depending on the size and complexity of the transaction, successful integration depends on a variety of factors, including the hiring and retention of key employees, management of geographically separate facilities and the integration or coordination of different research and development and product manufacturing facilities. All of these efforts require varying levels of management resources, which may temporarily adversely impact other business operations.

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

Certain of the company's operations involve the use of substances regulated under various federal, state and international laws governing the environment. It is the company's policy to apply strict standards for environmental protection to sites inside and outside the U.S., even if not subject to regulations imposed by local governments. The liability for environmental remediation and related costs is accrued when it is considered probable and the costs can be reasonably estimated. Environmental costs are presently not material to the company's operations or financial position.

Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. The company is assessing both the internal readiness of its computer systems and the compliance of its computer products and software sold to customers for handling the year 2000. The company expects to implement successfully the systems and programming changes necessary to address year 2000 issues, and does not believe that the cost of such actions will have a material effect on the company's results of operations or financial condition. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, the implementation of such changes, and the company's inability to implement such changes could have an adverse effect on future results of operations.

Although the company believes that it has the product offerings and resources needed for continuing success, future revenue and margin trends cannot be reliably predicted and may cause the company to adjust its operations, which could cause period-to-period fluctuations in operating results. The company's stock price, like that of other technology companies, is subject to significant volatility. The announcement of new products, services or technological innovations by the company or its competitors, quarterly variations in the company's results of operations, changes in revenue or earnings estimates by the investment community and speculation in the press or investment community are among the factors affecting the company's stock price. In addition, the stock price may be affected by general market conditions and domestic and international macroeconomic factors unrelated to the company's performance. Because of the foregoing reasons, recent trends should not be considered reliable indicators of future stock prices or financial results.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
------------------------------------

For the years ended October 31
In millions                                                          1997          1996          1995
-------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings                                                     $ 3,119       $ 2,586       $ 2,433
   Adjustments to reconcile net earnings to net
      cash provided by operating activities:
        Depreciation and amortization                                 1,556         1,297         1,139
        Deferred taxes on earnings                                     (232)         (284)         (102)
        Changes in current assets and liabilities:
           Accounts and notes receivable                               (752)         (293)       (1,696)
           Inventories                                                 (279)         (356)       (1,740)
           Accounts payable                                             775           (55)          956
           Taxes on earnings                                            (63)          102           180
           Other current assets and liabilities                         446           553           663
        Other, net                                                     (249)          (94)         (220)
-------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                  4,321         3,456         1,613
-------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Investment in property, plant and equipment                       (2,338)       (2,201)       (1,601)
   Disposition of property, plant and equipment                         333           316           294
   Purchase of short-term investments                                (5,213)       (6,652)       (3,191)
   Maturities of short-term investments                               4,158         7,074         3,669
   Purchase of long-term investments                                     --          (734)         (308)
   Other, net                                                            48            22           (38)
-------------------------------------------------------------------------------------------------------
           Net cash used in investing activities                     (3,012)       (2,175)       (1,175)
-------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Change in notes payable and short-term borrowings                 (1,194)       (1,137)          755
   Issuance of long-term debt                                         1,182         1,989           434
   Payment of long-term debt                                           (273)          (41)         (332)
   Issuance of common stock under employee stock plans                  419           363           361
   Repurchase of common stock                                          (724)       (1,089)         (686)
   Dividends                                                           (532)         (450)         (358)
   Other, net                                                            --            (4)            4
-------------------------------------------------------------------------------------------------------
           Net cash (used in) provided by financing activities       (1,122)         (369)          178
-------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                   187           912           616
Cash and cash equivalents at beginning of year                        2,885         1,973         1,357
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                            $ 3,072       $ 2,885       $ 1,973
=======================================================================================================
Supplemental cash flow disclosures:
   Income taxes paid, net                                           $ 1,488       $ 1,159       $ 1,058
   Interest paid                                                    $   325       $   267       $   187
=======================================================================================================

The accompanying notes are an integral part of these financial statements.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
----------------------------------------------

                                                                 Common stock
                                                           --------------------------
                                                                         Par value
                                                           Number of   and capital in    Retained
In millions except number of shares in thousands            shares      excess of par    earnings        Total
-----------------------------------------------------------------------------------------------------------------
Balance October 31, 1994                                   1,019,308       $ 1,543        $ 8,383        $ 9,926
   Employee stock plans:
      Shares issued                                           21,392           524             --            524
      Shares repurchased                                     (20,790)         (686)            --           (686)
   Dividends                                                      --            --           (358)          (358)
   Net earnings                                                   --            --          2,433          2,433
-----------------------------------------------------------------------------------------------------------------
Balance October 31, 1995                                   1,019,910         1,381         10,458         11,839
   Acquisition via immaterial pooling                          3,056           137           (162)           (25)
   Employee stock plans:
      Shares issued                                           15,737           577             --            577
      Shares repurchased                                     (24,580)       (1,081)            (8)        (1,089)
   Dividends                                                      --            --           (450)          (450)
   Net earnings                                                   --            --          2,586          2,586
-----------------------------------------------------------------------------------------------------------------
Balance October 31, 1996                                   1,014,123         1,014         12,424         13,438
   Acquisition via immaterial pooling                         23,590            43            118            161
   Employee stock plans:
      Shares issued                                           16,536           693             --            693
      Shares repurchased                                     (13,207)         (563)          (161)          (724)
   Dividends                                                      --            --           (532)          (532)
   Net earnings                                                   --            --          3,119          3,119
-----------------------------------------------------------------------------------------------------------------
Balance October 31, 1997                                   1,041,042       $ 1,187        $14,968        $16,155
=================================================================================================================

The accompanying notes are an integral part of these financial statements.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Hewlett-Packard Company and its wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the company's financial statements and accompanying notes. Actual results could differ from those estimates.

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

ADVERTISING Advertising costs are expensed as incurred and amounted to $1,131 million in 1997, $999 million in 1996 and $830 million in 1995.

TAXES ON EARNINGS Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

NET EARNINGS PER SHARE Net earnings per share is computed using the weighted-average number of common shares and common share equivalents outstanding during each period. Common share equivalents represent the dilutive effect of outstanding stock options and convertible debt.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings per Share," which is effective for the company's first quarter of fiscal 1998. Under SFAS 128, the company will present two earnings per share (EPS) amounts. Basic EPS will be calculated based on income available to common shareholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS will include additional dilution from potential common stock, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of debt. If the provisions of SFAS 128 had been applied in fiscal 1997, 1996 and 1995, basic EPS would have been approximately 9, 8 and 7 cents, respectively, higher than reported EPS. Diluted EPS in each of the years would have been approximately the same as reported EPS.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS The company has classified investments as cash equivalents if the maturity of such investments is three months or less from the purchase date. Short-term investments are principally comprised of certificates of deposit and temporary money-market instruments, and are stated at cost, which approximates market.

INVENTORIES Inventories are valued at standard costs that approximate actual costs computed on a first-in, first-out basis, not in excess of market values.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are stated at cost. Additions, improvements and major renewals are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Depreciation is provided using accelerated methods, principally over 15 to 40 years for buildings and improvements and 3 to 10 years for machinery and equipment. Depreciation of leasehold improvements is provided using the straight-line method over the life of the lease or the asset, whichever is shorter.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

LONG-TERM INVESTMENTS The company's investments are primarily comprised of debt securities which are held-to-maturity.

EMPLOYEE STOCK COMPENSATION The company accounts for its employee stock plans under the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

FOREIGN CURRENCY TRANSLATION The company uses the U.S. dollar as its functional currency. Foreign currency assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates except for inventories, property, plant and equipment, other assets and deferred revenues, which are remeasured at historical exchange rates. Revenues and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in net earnings. The effect of foreign currency exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies was not material.


ACQUISITIONS
------------

The company acquired several companies during the last three years that were not significant to its financial position or results of operations. During 1997 and 1996, two acquisitions were accounted for using the pooling-of-interests method; however, prior period consolidated financial statements were not restated because the retroactive effects were not material. All other acquisitions were accounted for using the purchase method. Under the purchase method, the results of operations of acquired companies are included prospectively from the date of acquisition, and the acquisition cost is allocated to the acquirees' tangible and identifiable intangible assets and liabilities based upon their fair market values at the date of the acquisition, with any residual being goodwill. The company amortizes goodwill on a straight-line basis over its estimated economic life, generally 2 to 10 years. At October 31, 1997, the net book value of goodwill associated with acquisitions was $165 million.


FINANCIAL INSTRUMENTS
---------------------

OFF-BALANCE-SHEET FOREIGN EXCHANGE RISK The company enters into foreign exchange contracts, primarily forwards and purchased options, to hedge against exposure to changes in foreign currency exchange rates. Such contracts are designated at inception to the related foreign currency exposures being hedged, which include committed and anticipated sales by subsidiaries and assets and liabilities that are denominated in currencies other than the U.S. dollar. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established company risk management policies. Hedging contracts generally mature within six months.

When hedging sales-related exposure, foreign exchange contract expirations are set so as to occur in the same month the hedged shipments occur, allowing realized gains and losses on the contracts to be recognized in net revenue in the same periods in which the related revenues are recognized. When hedging balance sheet exposure, realized gains and losses on foreign exchange contracts are recognized in other income and expense in the same period as the realized gains and losses on remeasurement of the foreign currency denominated assets and liabilities occur. All gains and losses related to foreign exchange contracts are included in cash flows from operating activities in the consolidated statement of cash flows.

The notional amount of foreign exchange contracts outstanding at October 31, 1997 and 1996 was $7.2 billion and $9.7 billion, respectively, and related to exposures in approximately 35 foreign currencies. The notional amount represents the future cash flows under contracts to both purchase and sell foreign currencies. Unrealized gains and losses on hedging contracts deferred under the company's hedge accounting policies amounted to $103 million and $86 million, respectively, at October 31, 1997 and $76 million and $95 million, respectively, at October 31, 1996. Unamortized premiums and realized gains deferred under currency options are not material.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

CONCENTRATIONS OF CREDIT RISK Financial instruments that potentially subject the company to significant concentrations of credit risk consist principally of cash, investments, trade accounts and notes receivable, and certain other financial instruments.

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

The company sells a significant portion of its products through third-party resellers and, as a result, maintains individually significant receivable balances with major distributors. If the financial condition or operations of these distributors deteriorate substantially, the company's operating results could be adversely affected. The ten largest distributor receivable balances collectively represent 12 percent and 13 percent of total accounts and notes receivable at October 31, 1997 and 1996, respectively. Credit risk with respect to other trade accounts and notes receivable is generally diversified due to the large number of entities comprising the company's customer base and their dispersion across many different industries and geographies. The company performs ongoing credit evaluations of its third-party resellers' and other customers' financial condition, and requires collateral, such as letters of credit and bank guarantees, in certain circumstances.

FAIR VALUE OF FINANCIAL INSTRUMENTS For certain of the company's financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, notes payable and short-term borrowings, accounts payable and other accrued liabilities, the carrying amounts approximate fair value due to their short maturities. Long-term floating rate notes, long-term stock investments and certificates of deposit are carried at amounts that approximate fair value. The estimated fair value of fixed rate long-term debt is primarily based on quoted market prices, as well as borrowing rates currently available to the company for bank loans with similar terms and maturities. This fair value, when adjusted for unrealized gains and losses on related interest rate swap agreements, approximates the carrying amount of long-term debt.

The estimated fair value for foreign exchange contracts is primarily based on quoted market prices for the same or similar instruments, adjusted where necessary for maturity differences. At October 31, 1997 and 1996, the estimated fair value of foreign exchange contracts amounted to $17 million and $(19) million, respectively.

The estimated fair values may not be representative of actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.


FINANCE RECEIVABLES AND INVESTMENT IN OPERATING LEASES
------------------------------------------------------

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

In millions                                             1997             1996
--------------------------------------------------------------------------------
Gross finance receivables                             $ 2,478           $ 2,004
Unearned income                                          (253)             (224)
--------------------------------------------------------------------------------
Finance receivables, net                                2,225             1,780
Less current portion                                   (1,123)             (897)
--------------------------------------------------------------------------------
Amounts due after one year, net                       $ 1,102           $   883
================================================================================

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Contractual maturities of the company's gross finance receivables at October 31, 1997 are $1,275 million in 1998, $593 million in 1999, $375 million in 2000,
$168 million in 2001 and $67 million thereafter. Actual cash collections may differ primarily due to customer early buy-outs and refinancings.

The company also leases its products to customers under operating leases. Equipment on operating leases was $1,138 million and $849 million at October 31, 1997 and 1996, respectively, and is included in machinery and equipment. Accumulated depreciation on equipment on operating leases was $489 million and $378 million at October 31, 1997 and 1996, respectively. Minimum future rentals on noncancelable operating leases with original terms of one year or longer are $605 million in 1998, $383 million in 1999, $154 million in 2000, $30 million in 2001 and $22 million thereafter.


TAXES ON EARNINGS
-----------------

The provision for income taxes is comprised of:

In millions                               1997            1996           1995
--------------------------------------------------------------------------------
U.S. federal taxes:
   Current                               $  544          $  614          $  642
   Deferred                                (257)           (115)            (87)
Non-U.S. taxes:
   Current                                  965             716             609
   Deferred                                  52            (169)            (15)
State taxes                                  32              62              50
--------------------------------------------------------------------------------
                                         $1,336          $1,108          $1,199
================================================================================

The significant components of deferred tax assets, which required no valuation allowance, and deferred tax liabilities included on the balance sheet at October 31 are:

                                                         1997                         1996
                                                -----------------------------------------------------
                                                Deferred      Deferred        Deferred     Deferred
                                                   tax           tax            tax           tax
In millions                                      assets      liabilities       assets     liabilities
-----------------------------------------------------------------------------------------------------
Inventory                                        $  563         $   16         $  497         $ 13
Fixed assets                                         90             17            142            8
Warranty                                            224             15             86           10
Leasing activities                                   16             78             --           84
Retiree medical benefits                            257             --            251           --
Other retirement benefits                            --            113             --          111
Employee benefits, other than retirement            242             42            178           34
Other                                               228            140            186          123
-----------------------------------------------------------------------------------------------------
                                                 $1,620         $  421         $1,340         $383
=====================================================================================================

Tax benefits of $150 million, $123 million and $91 million associated with the exercise of employee stock options were allocated to equity in 1997, 1996 and 1995, respectively.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

The differences between the U.S. federal statutory income tax rate and the company's effective rate are:

                                                      1997        1996        1995
-----------------------------------------------------------------------------------
U.S. federal statutory income tax rate                35.0%       35.0%       35.0%
State income taxes, net of federal tax benefit         0.5         1.1         0.9
Lower rates in other jurisdictions, net               (5.9)       (6.9)       (5.0)
Other, net                                             0.4         0.8         2.1
-----------------------------------------------------------------------------------
                                                      30.0%       30.0%       33.0%
===================================================================================

The domestic and foreign components of earnings before taxes are:

In millions                                        1997        1996        1995
--------------------------------------------------------------------------------
U.S. operations including Puerto Rico             $1,433      $1,535      $1,548
Non-U.S                                            3,022       2,159       2,084
--------------------------------------------------------------------------------
                                                  $4,455      $3,694      $3,632
================================================================================

The company has not provided for U.S. federal income and foreign withholding taxes on $5.2 billion of non-U.S. subsidiaries' undistributed earnings as of October 31, 1997, because such earnings are intended to be reinvested indefinitely. If these earnings were distributed, foreign tax credits should become available under current law to reduce or eliminate the resulting U.S. income tax liability. Where excess cash has accumulated in the company's non-U.S. subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings are remitted.

As a result of certain employment and capital investment actions undertaken by the company, income from manufacturing activities in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from taxes, for years through 2012. The income tax benefits attributable to the tax status of these subsidiaries are estimated to be $226 million, $212 million and $168 million for 1997, 1996 and 1995, respectively.

The Internal Revenue Service (IRS) has completed its examination of the company's federal income tax returns filed through 1989. The IRS has not commenced its examination of returns for years subsequent to 1995. The company believes that adequate accruals have been provided for all years.


BORROWINGS
----------

Notes payable and short-term borrowings and the related average interest rates at October 31 are:

                                          1997                             1996
                                 -----------------------------------------------------------
                                                 Average                            Average
                                                 Interest                           Interest
In millions                                        rate                               rate
--------------------------------------------------------------------------------------------
Commercial paper                 $   --              --           $1,848              5.3%
Notes payable to banks            1,088             6.9%             200              7.5%
Other short-term borrowings         138             3.7%              77              6.2%
--------------------------------------------------------------------------------------------
                                 $1,226                           $2,125
============================================================================================

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

At October 31, 1997, the company had a committed borrowing facility in place with unused borrowing capacity totaling $1 billion.

Long-term debt and related maturities and interest rates at October 31 are:

In millions                                                                      1997         1996
----------------------------------------------------------------------------------------------------
U.S. dollar notes, due 1998-2017 at 5.25%-7.90%                                 $1,500        $1,348
U.S. dollar zero-coupon subordinated convertible notes, due 2017 at 3.13%          968            --
Deutschemark notes, due 2000-2002 at 4.75%-5.63%                                   352           513
Yen notes, due 1999-2002 at 1.80%-5.00%                                            377           567
British pound note, due 1999 at 7.13%                                              162           149
Other                                                                               53            87
Less current portion                                                              (254)          (85)
----------------------------------------------------------------------------------------------------
Long-term debt                                                                  $3,158        $2,579
====================================================================================================

The company issues long-term debt in either U.S. dollars or foreign currencies based on market conditions at the time of financing. Interest rate and foreign currency swaps are then used to modify the market risk exposures under the debt to achieve primarily U.S. dollar LIBOR-based floating interest expense and to neutralize exposure to changes in foreign currency exchange rates. The swap transactions generally involve the exchange of fixed for floating interest payment obligations and, when the underlying debt is denominated in a foreign currency, exchange of the foreign currency principal and interest obligations for U.S. dollar-denominated amounts. Notional amounts and maturities under the swaps generally match those of the underlying debt. Unrealized gains and losses on currency swaps hedging foreign currency debt are recognized as other assets and other liabilities and are not material.

In October 1997, the company issued $1.8 billion face value of zero-coupon subordinated convertible notes due 2017 for proceeds of $968 million. The notes are convertible at any time by the holders at the rate of 5.43 shares of the company's common stock for each $1,000 face value of the notes, payable in either cash or common stock at the option of the company. The notes may be redeemed by the holders on October 14, 2000 or by the company on or after that date at book value, payable in either cash or common stock at the option of the company. The notes are subordinated to all other existing and future senior indebtedness of the company.

Aggregate future maturities of long-term debt outstanding at October 31, 1997 are $254 million in 1998, $1,115 million in 1999, $555 million in 2000, $200 million in 2001, $80 million in 2002 and $1,208 million thereafter. The company occasionally repurchases its debt prior to maturity based on its assessment of current market conditions and financing alternatives.


SHAREHOLDERS' EQUITY
--------------------

EMPLOYEE STOCK PURCHASE PLAN Eligible company employees may generally contribute up to 10 percent of their base compensation to the quarterly purchase of shares of the company's common stock under the Employee Stock Purchase Plan. Under this plan, employee contributions to purchase shares are partially matched with shares contributed by the company, which generally vest over two years. At October 31, 1997, approximately 96,000 employees were eligible to participate and approximately 58,000 employees were participants in the plan. During 1997, 1996 and 1995, the company contributed 2,327,000, 2,311,000 and 3,176,000 matching shares at weighted average prices of $54, $46 and $30 per share, respectively, and recognized compensation expense of $96 million, $72 million and $73 million, respectively, under the plan.

INCENTIVE COMPENSATION PLANS The company has four principal stock option plans, adopted in 1979, 1985, 1990 and 1995. All plans permit options granted to qualify as "Incentive Stock Options" under the Internal Revenue Code. The exercise

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

price of a stock option is generally equal to the fair market value of the company's common stock on the date the option is granted and its term is generally ten years. Under the 1990 and 1995 Incentive Stock Plans, the Compensation Committee, in certain cases, may choose to establish a discounted exercise price at no less than 75 percent of fair market value on the grant date. In 1997, 1996 and 1995, discounted options totaling 780,000, 1,165,000 and 1,536,000 shares, respectively, were granted. Stock compensation expense related to the discounted options was not material in 1997, 1996 or 1995. Options generally vest at a rate of 25 percent per year over a period of four years from the date of grant except for discounted options, which generally may not be exercised until the third or fifth anniversary of the option grant date, at which time such options become 100 percent vested. The plans also provide for the granting of stock appreciation rights with respect to options granted to officers. The company has not included stock appreciation rights with options granted to officers since October 31, 1991.

The following table summarizes option activity during 1997, 1996 and 1995:

                                                   1997                        1996                         1995
                                         ------------------------------------------------------------------------------------
                                         Shares    Weighted-Average   Shares    Weighted-Average   Shares    Weighted-Average
                                          (000)     Exercise Price     (000)     Exercise Price     (000)     Exercise Price
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year          49,344          $20          49,616          $15          51,344          $12
Granted                                    8,000           51           7,237           43           9,798           26
Assumed via acquisitions                   3,179           30             639           40              --           --
Exercised                                 (8,689)          14          (7,214)          12         (10,604)          10
Cancelled                                   (584)          33            (934)          22            (922)          16
-----------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                51,250          $26          49,344          $20          49,616          $15
=============================================================================================================================
Options exercisable at year-end           27,471          $17          25,649          $13          24,680          $11
Weighted-average fair value of
  options granted during the year         $20.16                       $17.82

The following table summarizes information about options outstanding at October 31, 1997:

                                         Options Outstanding                           Options Exercisable
                          ---------------------------------------------------------------------------------------

                            Number         Weighted-Average                          Number
         Range of         Outstanding          Remaining        Weighted-Average   Exercisable   Weighted-Average
     Exercise Prices         (000)         Contractual Life      Exercise Price       (000)       Exercise Price
-----------------------------------------------------------------------------------------------------------------
         $ 0-25             33,297             4.7 years               $15            24,432           $14
         $26-50             10,896             8.1                      42             2,756            43
         $51 & over          7,057             9.0                      53               283            53
-----------------------------------------------------------------------------------------------------------------
                            51,250                                     $26            27,471           $17
=================================================================================================================

Shares available for option grants at October 31, 1997 and 1996 were 59,012,000 and 65,531,000, respectively. Approximately 57,000 employees were considered eligible to receive stock options in fiscal 1997. There were approximately 33,000 employees holding options under one or more of the option plans as of October 31, 1997.

Under the 1985 Incentive Compensation Plan and the 1990 and 1995 Incentive Stock Plans, certain key employees may be granted cash or restricted stock awards. Cash and restricted stock awards are independent of option grants and are subject to restrictions considered appropriate by the company's Compensation Committee. The majority of the shares of restricted stock outstanding at October 31, 1997 are subject to forfeiture if employment terminates prior to three years from the date of grant. During that period, ownership of the shares cannot be transferred. Restricted stock has the same dividend and voting rights as

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

other common stock and is considered to be currently issued and outstanding. The cost of the awards, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse. Such expense was not material in 1997, 1996 or 1995. At October 31, 1997 and 1996, the company had 4,300,000 and 3,926,000 shares, respectively, of restricted stock outstanding.

PRO FORMA INFORMATION The company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for employee stock options. Accordingly, compensation expense is recognized only when options are granted with a discounted exercise price. Any such compensation expense is recognized ratably over the associated service period, which is generally the option vesting term.

Pro forma net earnings and earnings per share information, as required by Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," has been determined as if the company had accounted for employee stock options under SFAS 123's fair value method. The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1997 and 1996, respectively: risk-free interest rates of 6.21 and 6.29 percent; dividend yield of 1.0 percent; expected option life of 6 years; and volatility of 30 percent.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the 4-year average vesting period of the options. The company's pro forma net earnings for 1997 and 1996 were $3,078 million and $2,570 million, and pro forma net earnings per share were $2.91 and $2.44, respectively. These pro forma amounts include amortized fair values attributable to options granted after October 31, 1995 only, and therefore are not representative of future pro forma amounts.

SHARES RESERVED At October 31, 1997 and 1996, the company has reserved 131,761,000 and 145,622,000 shares, respectively, for future issuance under the employee stock plans.

STOCK REPURCHASE PROGRAM Shares of the company's common stock are repurchased under a systematic program to manage the dilution created by shares issued under employee stock plans. The company repurchased 13,207,000 shares in 1997, 24,580,000 shares in 1996 and 20,790,000 shares in 1995 for an aggregate purchase price of $724 million, $1,089 million and $686 million, respectively. At October 31, 1997, the company had authorization for an aggregate of $506 million in future repurchases under this program based on certain price and volume criteria. During November 1997, the Board of Directors authorized an additional $1 billion in stock repurchases under the program.


RETIREMENT PLANS AND RETIREE MEDICAL BENEFITS
---------------------------------------------

PENSION AND DEFERRED PROFIT-SHARING PLANS Substantially all of the company's employees are covered under various pension and deferred profit-sharing retirement plans. Worldwide pension and deferred profit-sharing costs were $320 million in 1997, $281 million in 1996, and $233 million in 1995.

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

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

The combined status of the Retirement Plan and DPS follows:

In millions                                              1997             1996
--------------------------------------------------------------------------------
Fair value of plan assets                               $3,284            $2,744
Retirement benefit obligation                           $3,329            $2,799
--------------------------------------------------------------------------------

Employees outside the U.S. generally receive retirement benefits under various defined benefit and defined contribution plans based upon factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

RETIREE MEDICAL PLAN In addition to providing pension benefits, the company sponsors a medical plan that provides defined benefits to U.S. retired employees. Substantially all of the company's current U.S. employees could become eligible for these benefits, and the existing benefit obligation relates primarily to those employees. Once participating in the plan, retirees may choose from managed-care and indemnity options, with their contributions dependent on options chosen and length of service.

401(k) PLAN U.S. employees of the company may participate in the Tax Saving Capital Accumulation Plan (TAXCAP), which was established as a supplemental retirement program. Under the TAXCAP program, the company matches contributions by employees up to a maximum of 4 percent of an employee's annual compensation. The maximum combined contribution to the Employee Stock Purchase Plan and TAXCAP is 17 percent of an employee's annual base compensation subject to certain regulatory and plan limitations. At October 31, 1997, 56,000 employees were participating in TAXCAP out of 62,000 who were eligible.

FUNDED STATUS The funded status of the defined benefit and retiree medical plans is:

                                          U.S. defined          Non-U.S. defined          U.S. retiree
                                          benefit plan           benefit plans            medical plan
                                         ----------------      --------------------      -----------------
In millions                              1997       1996        1997         1996        1997       1996
----------------------------------------------------------------------------------------------------------
Fair value of plan assets                $ 733      $ 485      $ 1,530      $ 1,223      $ 448      $ 365
Benefit obligation                        (778)      (540)      (1,443)      (1,246)      (475)      (429)
----------------------------------------------------------------------------------------------------------
Plan assets in excess
   (less than) benefit obligation          (45)       (55)          87          (23)       (27)       (64)
Unrecognized net experience
   (gain) loss                             (23)       (19)         (80)          50       (268)      (225)
Unrecognized prior service cost
   (benefit) related to plan changes        43         48           37           27       (154)      (163)
Unrecognized net transition asset*         (23)       (31)          (3)          --         --         --
----------------------------------------------------------------------------------------------------------
Prepaid (accrued) costs                  $ (48)     $ (57)     $    41      $    54      $(449)     $(452)
==========================================================================================================
Vested benefit obligation                $(327)     $(232)     $(1,059)     $  (893)
Accumulated benefit obligation           $(327)     $(232)     $(1,105)     $  (944)
====================================================================================

*Amortized over 15 years for the U.S. plan and over periods ranging from 12 to 20 years for non-U.S. plans.

Plan assets consist primarily of listed stocks and bonds for the U.S. plans and listed stocks, bonds and cash surrender value of life insurance policies for the non-U.S. plans. It is the company's practice to fund these costs to the extent they are tax-deductible.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

NET PERIODIC COST The company's net pension and retiree medical costs are comprised of:

                                                               Pension
                                       ------------------------------------------------------
                                              U.S. plan                   Non-U.S. plans        U.S. retiree medical plan
                                       -------------------------     ------------------------   -------------------------
In millions                            1997      1996      1995      1997      1996      1995     1997     1996     1995
-------------------------------------------------------------------------------------------------------------------------
Service cost--benefits earned
  during the period                    $ 159     $ 137     $ 108     $ 104     $  86     $ 88     $ 25     $ 23     $ 21
Interest cost on benefit obligation       40        27        15        82        74       72       34       32       28
Actual return on plan assets            (107)      (61)      (59)     (341)     (120)     (26)     (82)     (55)     (52)
Net amortization and deferral             58        25        25       234        36      (52)      27        8       18
-------------------------------------------------------------------------------------------------------------------------
Net plan cost                          $ 150     $ 128     $  89     $  79     $  76     $ 82     $  4     $  8     $ 15
=========================================================================================================================

ASSUMPTIONS The assumptions used to measure the benefit obligations and to compute the expected long-term return on assets for the company's defined benefit and retiree medical plans are:

                                                              1997           1996           1995
----------------------------------------------------------------------------------------------------
U.S. defined benefit plan:
   Discount rate                                                  7.0%           7.5%           7.5%
   Average increase in compensation levels                        5.5%           5.5%           5.5%
   Expected long-term return on assets                            9.0%           9.0%           9.0%
Non-U.S. defined benefit plans:
   Discount rate                                           3.5 to 8.0%    4.0 to 8.5%    4.0 to 8.5%
   Average increase in compensation levels                 3.5 to 5.5%    3.5 to 6.5%    3.5 to 6.5%
   Expected long-term return on assets                     6.0 to 9.0%   5.8 to 10.0%   5.8 to 10.0%
U.S. retiree medical plan:
   Discount rate                                                  7.0%           7.5%           7.5%
   Expected long-term return on assets                            9.0%           9.0%           9.0%
   Current medical cost trend rate                                9.6%          10.0%          10.4%
   Ultimate medical cost trend rate                               6.0%           6.0%           6.0%
   Medical cost trend rate decreases to ultimate
      rate in year                                              2007           2007           2007
   Effect of a 1% increase in the medical cost trend
      rate (millions):
        Increase in benefit obligation                          $101            $90            $87
        Increase in the annual retiree medical cost             $ 15            $13            $12
----------------------------------------------------------------------------------------------------


COMMITMENTS
-----------

The company leases certain real and personal property under noncancelable operating leases. Future minimum lease payments at October 31, 1997 are $229 million for 1998, $191 million for 1999, $145 million for 2000, $101 million for 2001, $87 million for 2002 and $375 million thereafter. Certain leases require the company to pay property taxes, insurance and routine maintenance, and include escalation clauses. Rent expense was $388 million in 1997, $353 million in 1996 and $302 million in 1995.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

CONTINGENCIES AND FACTORS THAT COULD AFFECT FUTURE RESULTS
----------------------------------------------------------

CONTINGENCIES The company is involved in lawsuits, claims, investigations and proceedings, including patent, commercial, and environmental matters, which arise in the ordinary course of business. There are no such matters pending that the company expects to be material in relation to its business, financial condition, or results of operations.

FACTORS THAT COULD AFFECT FUTURE RESULTS A substantial portion of the company's revenues each year are generated from the development, manufacture and rapid release to market of high technology products newly introduced during the year. In the extremely competitive industry environment in which the company operates, such product generation, manufacturing and marketing processes are uncertain and complex, requiring accurate prediction of market trends and demand as well as successful management of various manufacturing risks inherent in such products. Additionally, the company's production strategy relies on certain key suppliers' ability to deliver quality components, subassemblies and completed products in time to meet critical manufacturing and distribution schedules, and its sales strategy relies on the ability of certain third-party resellers to support sales channels to the mass market effectively. In light of these dependencies, it is reasonably possible that failure to successfully manage a significant product introduction, failure of certain key suppliers to deliver as needed, or failure of certain resellers to remain customers and channel partners could have a severe near-term impact on the company's order growth, revenue growth, or results of operations.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

GEOGRAPHIC AREA INFORMATION
---------------------------

The company, operating in a single industry segment, designs, manufactures and services products and systems for measurement, computation and communications.

Net revenue, earnings from operations and identifiable assets, classified by the major geographic areas in which the company operates, are:

In millions                                              1997           1996           1995
---------------------------------------------------------------------------------------------
NET REVENUE
United States:
   Unaffiliated customer sales                         $19,076        $17,041        $13,963
   Interarea transfers                                   7,368          7,263          5,728
--------------------------------------------------------------------------------------------
                                                        26,444         24,304         19,691
--------------------------------------------------------------------------------------------
Europe:
   Unaffiliated customer sales                          14,332         13,252         11,142
   Interarea transfers                                   1,768          1,643          1,432
--------------------------------------------------------------------------------------------
                                                        16,100         14,895         12,574
--------------------------------------------------------------------------------------------
Japan, Other Asia Pacific, Canada, Latin America:
   Unaffiliated customer sales                           9,487          8,127          6,414
   Interarea transfers                                   5,198          5,470          3,783
--------------------------------------------------------------------------------------------
                                                        14,685         13,597         10,197
--------------------------------------------------------------------------------------------
Eliminations                                           (14,334)       (14,376)       (10,943)
--------------------------------------------------------------------------------------------
                                                       $42,895        $38,420        $31,519
============================================================================================
EARNINGS FROM OPERATIONS
United States                                          $ 2,549        $ 2,470        $ 2,259
Europe                                                   1,296            769            930
Japan, Other Asia Pacific, Canada, Latin America         1,278          1,173          1,240
Eliminations and corporate                                (784)          (686)          (861)
--------------------------------------------------------------------------------------------
                                                       $ 4,339        $ 3,726        $ 3,568
============================================================================================
IDENTIFIABLE ASSETS
United States                                          $15,665        $14,321        $12,347
Europe                                                   9,710          7,991          7,168
Japan, Other Asia Pacific, Canada, Latin America         8,549          7,200          5,854
Eliminations and corporate                              (2,175)        (1,813)          (942)
--------------------------------------------------------------------------------------------
                                                       $31,749        $27,699        $24,427
============================================================================================

Net revenue from sales to unaffiliated customers is based on the location of the customer. Interarea transfers are sales among company affiliates principally made at market price, less an allowance primarily for subsequent manufacturing and/or marketing costs. Earnings from operations and identifiable assets are classified based on the location of the company's facilities. Identifiable corporate assets, which are net of eliminations, are comprised primarily of cash and cash equivalents, property, plant and equipment, and other assets, and aggregate $5,776 million in 1997, $4,810 million in 1996 and $4,343 million in 1995.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

STATEMENT OF MANAGEMENT RESPONSIBILITY
--------------------------------------

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


/s/ LEW PLATT                                    /s/ ROBERT WAYMAN
Lew Platt                                        Robert Wayman
Chairman of the Board, President and             Executive Vice President,
Chief Executive Officer                          Finance and Administration
                                                 Chief Financial Officer



REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF HEWLETT-PACKARD COMPANY
In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Hewlett-Packard Company and its subsidiaries at October 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP
San Jose, California
November 17, 1997

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

ORDERS AND NET REVENUE BY GROUPINGS OF SIMILAR PRODUCTS AND SERVICES
--------------------------------------------------------------------
Unaudited

For the years ended October 31
In millions                                     1997         1996         1995
--------------------------------------------------------------------------------
ORDERS
Computer products, service and support         $35,453      $31,959      $26,108
Test and measurement products and service        4,432        3,912        3,499
Medical electronic equipment and service         1,339        1,292        1,257
Electronic components                              989          831          966
Chemical analysis and service                      940          895          855
--------------------------------------------------------------------------------
                                               $43,153      $38,889      $32,685
================================================================================
NET REVENUE
Computer products, service and support         $35,449      $31,559      $25,400
Test and measurement products and service        4,297        3,798        3,288
Medical electronic equipment and service         1,265        1,287        1,169
Electronic components                              975          918          856
Chemical analysis and service                      909          858          806
--------------------------------------------------------------------------------
                                               $42,895      $38,420      $31,519
================================================================================

The table above provides supplemental information showing orders and net revenue by groupings of similar products and services. In fiscal 1997, the company's Healthcare Information Systems business was transferred from the medical electronic equipment and service grouping to the computer products, service and support grouping. Fiscal 1996 and 1995 orders and net revenue have been restated to be consistent with the new presentation. The change did not affect the company's total orders or net revenue. The company reports orders when received. The groupings are as follows:

COMPUTER PRODUCTS, SERVICE AND SUPPORT Computer equipment and systems (hardware and software), networking products, desktop and large-format printers, desktop scanners, all-in-one and digital photography products; extended-storage products; terminals and handheld calculators; consulting and integration services; support and maintenance services; and parts and supplies.

TEST AND MEASUREMENT PRODUCTS AND SERVICE Instruments, systems and software to design and produce electronics; to test integrated circuits; and to test, synchronize and extract data from Internet, intranet and telephony networks; video servers; and manufacturing consultation.

MEDICAL ELECTRONIC EQUIPMENT AND SERVICE Clinical measurement instrumentation and information systems used for patient monitoring; point-of-care diagnostics; ultrasound imaging and diagnostic cardiology; support systems integration and equipment maintenance services; and medical supplies.

ELECTRONIC COMPONENTS Microwave semiconductor and optoelectronic devices.

CHEMICAL ANALYSIS AND SERVICE Gas and liquid chromatographs; mass spectrometers and spectrophotometers used to analyze chemical compounds; bioscience instrument systems; laboratory data and information management systems; support and maintenance services; and consumables and supplies.

                    HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

QUARTERLY SUMMARY
-----------------
Unaudited

For the three months ended
In millions except per share amounts    January 31        April 30              July 31            October 31
-------------------------------------------------------------------------------------------------------------
1997
U.S. orders                               $ 4,215          $ 4,586              $ 4,853              $ 5,183
International orders                        6,759            5,808                5,503                6,246
-------------------------------------------------------------------------------------------------------------
Total orders                              $10,974          $10,394              $10,356              $11,429
-------------------------------------------------------------------------------------------------------------
Net revenue                               $10,295          $10,340              $10,471              $11,789
Cost of products sold
   and services                           $ 6,694          $ 6,743              $ 7,053              $ 7,829
Earnings from operations                  $ 1,281          $ 1,102              $   825              $ 1,131
Net earnings                              $   912          $   784              $   617              $   806
Per share amounts:
      Net earnings                        $   .87          $   .75              $   .58              $   .75
      Cash dividends                      $   .12          $   .12              $   .14              $   .14
      Range of stock prices      $43-1/8 - 56-3/8          $ 49-59         $50-7/8 - 70    $59-1/2 - 71-9/16
=============================================================================================================

1996
U.S. orders                               $ 3,923          $ 4,672              $ 3,888              $ 4,698
International orders                        6,179            5,438                4,784                5,307
-------------------------------------------------------------------------------------------------------------
Total orders                              $10,102          $10,110              $ 8,672              $10,005
-------------------------------------------------------------------------------------------------------------
Net revenue                               $ 9,288          $ 9,880              $ 9,105              $10,147
Cost of products sold
   and services                           $ 5,988          $ 6,498              $ 6,194              $ 6,819
Earnings from operations                  $ 1,195          $ 1,041              $   611              $   879
Net earnings                              $   790          $   723              $   425              $   648
Per share amounts:
      Net earnings                        $   .75          $   .69              $   .40              $   .62
      Cash dividends                      $   .10          $   .10              $   .12              $   .12
      Range of stock prices      $37-7/8 - 47-1/2     $43-1/8 - 55     $38-5/8 - 56-7/8             $40 - 49
=============================================================================================================



GRAPHS
------

A bar chart entitled "Net Earnings Per Share (In dollars)" at the top right of page 56 of the Annual Report shows that for the fiscal quarters in the years 1996 and 1997 (shown on the x-axis) the company had net earnings per share (shown on the y-axis) in the respective amounts provided in the table entitled "Quarterly Summary (Unaudited)" on page 56 of the Annual Report.

A bar chart entitled "Range of Common Stock Prices (In dollars per share)" at the bottom right of page 56 of the Annual Report shows that for the fiscal quarters in the years 1996 and 1997 (shown on the x-axis) the range of stock prices (shown on the y-axis) was in the respective amounts provided in the table entitled "Quarterly Summary (Unaudited)" on page 56 of the Annual Report.

                             SHAREHOLDER INFORMATION

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting will be held on Tuesday, February 24, 1998 at the Flint Center for the Performing Arts. The address is 21250 Stevens Creek Boulevard, Cupertino, California 95015-1897.

INVESTOR INFORMATION

Current and prospective HP investors can receive the annual report, proxy statement, 10-K, earnings announcements, 10-Q's and other publications of interest at no cost by calling 800-TALK-HWP (825-5497). As a service to those with impaired vision, the 1997 annual report is available on audio cassette.

This year's annual report and related financial information are also available on the World Wide Web. The Web address is: http://www.hp.com/go/financials.

TRANSFER AGENT AND REGISTRAR

Please contact HP's transfer agent, at the phone or address listed below, with questions concerning stock certificates, dividend checks, transfer of ownership or other matters pertaining to your stock account.

Harris Trust and Savings Bank
Corporate Trust Operations Division
P.O. Box A3504
Chicago, Illinois 60690
If calling from anywhere within the U.S.: (800) 286-5977
From outside the U.S.: (312) 461-4061

COMMON STOCK AND DIVIDENDS

The company's stock is listed on the New York and Pacific stock exchanges, with the ticker symbol HWP. Cash dividends have been paid each year since 1965. The current rate is $0.14 per share per quarter. At Nov. 30, 1997, there were 101,591 shareholders of record.

DIVIDEND REINVESTMENT/STOCK PURCHASE

Dividend reinvestment and stock purchase are available through Harris Bank, HP's transfer agent. Please contact Harris Bank at the address and phone numbers listed under Transfer Agent and Registrar for information on this program.

                             CORPORATE INFORMATION

HEADQUARTERS

3000 Hanover Street
Palo Alto, California 94304
Telephone: (650) 857-1501

GEOGRAPHIC OPERATIONS

Americas
19320 Pruneridge Avenue
Cupertino, California 95014-0707
Telephone: (408) 343-7000

Europe, Africa, Middle East
Route du Nant-d'Avril 150
CH-1217 Meyrin 2
Geneva, Switzerland
Telephone: (41/22) 780-8111

Asia Pacific
17-21/F Shell Tower
Times Square, 1 Matheson Street
Causeway Bay, Hong Kong
Telephone: (852)2 599-7777

A directory of sales and support locations can be obtained from the Corporate Communications Department at HP's offices in Palo Alto. Please call 800-825-5497 to request this information.

[RECYCLING LOGO APPEARS HERE] Printed on recycled paper

HP-UX 10.20 for HP 9000 Series 700 and 800 computers is an Open Group UNIX 95 branded product.

UNIX is a registered trademark of The Open Group.

Windows is a U.S. registered trademark of Microsoft Corporation.

Windows NT is a U.S. registered trademark of Microsoft Corporation.

Java is a U.S. trademark of Sun Microsystems, Inc.

Netscape is a U.S. trademark of Netscape Communications Corporation.

Oracle is a registered U.S. trademark of Oracle Corporation, Redwood City, California.

MMX is a U.S. trademark of Intel Corporation.

ENERGY STAR is a U.S. registered service mark of the United States Environmental Protection Agency.