Form 10-K, Exhibit 13
period 1998-10-31
HEWLETT PACKARD CO
filed 1999-01-15
CIK 47217

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Selected Financial Data
UNAUDITED


For the years ended October 31
In millions except per share amounts
and employees                              1998         1997         1996         1995         1994
---------------------------------------------------------------------------------------------------
U.S. orders                            $ 21,338     $ 18,837     $ 17,181     $ 14,686     $ 11,692
International orders                     25,166       24,316       21,708       17,999       13,658
---------------------------------------------------------------------------------------------------
Total orders                           $ 46,504     $ 43,153     $ 38,889     $ 32,685     $ 25,350
---------------------------------------------------------------------------------------------------
Net revenue                            $ 47,061     $ 42,895     $ 38,420     $ 31,519     $ 24,991
Earnings from operations               $  3,841     $  4,339     $  3,726     $  3,568     $  2,549
Net earnings                           $  2,945     $  3,119     $  2,586     $  2,433     $  1,599
Per share amounts:
   Net earnings - Basic                $   2.85     $   3.04     $   2.54     $   2.38     $   1.58
   Net earnings - Diluted              $   2.77     $   2.95     $   2.46     $   2.31     $   1.54
   Cash dividends                      $    .60     $    .52     $    .44     $    .35     $   .275
At year-end:
   Total assets                        $ 33,673     $ 31,749     $ 27,699     $ 24,427     $ 19,567
   Long-term debt                      $  2,063     $  3,158     $  2,579     $    663     $    547
   Employees                            124,600      121,900      112,000      102,300       98,400
---------------------------------------------------------------------------------------------------


      EARNINGS FROM OPERATIONS
          (IN MILLIONS)

A bar chart entitled "Earnings from Operations (In millions)" at the bottom left of page 31 of the Annual Report shows that for the fiscal years 1994, 1995, 1996, 1997 and 1998 (shown on the x-axis) the Company had earnings from operations (shown on the y-axis) in the respective amounts provided in the table entitled "Selected Financial Data (Unaudited)" on page 31 of the Annual Report.


         EMPLOYEES AND NET
        REVENUE PER EMPLOYEE
          (IN THOUSANDS)

A bar chart entitled "Employees and Net Revenue Per Employee (In thousands)" at the bottom right of page 31 of the Annual Report shows that for the fiscal years 1994, 1995, 1996, 1997 and 1998 (shown on the x-axis) the Company had employees in the respective amounts (shown on the y-axis) provided in the table entitled "Selected Financial Data (Unaudited)" on page 31 of the Annual Report. In addition, the graph shows that for the fiscal years 1994, 1995, 1996, 1997 and 1998 (shown on the x-axis) the Company had net revenue per employee (shown on the y-axis) of $256,900, $314,100, $358,600, $366,900 and
$382,000, respectively.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

FINANCIAL REVIEW
UNAUDITED

                                NET REVENUE
                               (IN BILLIONS)

A graph entitled "Net Revenue (In billions)" at the top left of page 32 of the Annual Report shows that for the fiscal years 1994, 1995, 1996, 1997 and 1998 (shown on the x-axis) the Company had total net revenue (shown on the y-axis) in the respective amounts provided in the table entitled "Selected Financial Data (Unaudited)" on page 31 of the Annual Report; and international net revenue of $13.5 billion, $17.6 billion, $21.4 billion, $23.8 billion and $25.6 billion, respectively. In addition, the graph shows that for the fiscal years 1994 and 1995 (shown on the x-axis) the company had U.S. net revenue (shown on the y-axis) of $11.5 billion and $13.9 billion, respectively; and U.S. net revenue for the fiscal years 1996, 1997 and 1998 (shown on the x-axis) in the respective amounts (shown on the y-axis) provided in the section entitled "Geographic Area Information" under the caption "United States: Unaffiliated customer sales" in the table on page 61 of the Annual Report.

RESULTS OF OPERATIONS

In 1998, HP reported net revenue growth of 10 percent. The company experienced favorable market acceptance of its new products; however, continued pricing pressure on personal computer and printer products, as well as the impact of the economic downturn in Asia and other areas of the world as the year progressed, adversely impacted revenue growth and related operating margins. Revenue growth was 16 percent during the first half of 1998, but slowed to 4 percent growth in the second half, reflecting the weakening macroeconomic environment. Controls on costs and expenses implemented by the company during the second half of 1998 favorably impacted operating results, but did not fully offset the impact of the slowdown in revenue growth. As a result, full-year operating- and net-profit margins were lower than in 1997 and net earnings declined 6 percent, compared with a 21 percent increase in 1997.

Net revenue grew 10 percent in 1998 following 12 percent growth in 1997. Currency unfavorably impacted net revenue growth approximately 4 percentage points in both years. U.S. revenue grew 13 percent to $21.5 billion and international revenue grew 7 percent to $25.6 billion in 1998, following increases of 12 percent in the U.S. and 11 percent internationally in 1997. International revenue growth slowed significantly in 1997 and further in 1998 primarily as a result of weakness in the Japanese environment in 1997 followed by widespread economic weakness in Asia which became significant in mid-1998.

                          U.S. DOLLAR RELATIVE
                            TO MAJOR FOREIGN
                                CURRENCIES
                          (FISCAL 1980 EQUALS 1.00)

A graph entitled "U.S. Dollar Relative to Major Foreign Currencies (Fiscal 1980 equals 1.00)" at the bottom right of page 32 of the Annual Report shows that in the months running consecutively from November 1993 through October 1998 (shown on the x-axis) the U.S. Dollar was equal to (shown on the y-axis) 1.09, 1.11, 1.13, 1.12, 1.11, 1.07, 1.06, 1.06, 1.06, 1.05, 1.07, 1.08, 1.06, 1.06, 1.08,
1.08, 1.09, 1.09, 1.10, 1.11, 1.10, 1.09, 1.08, 1.09, 1.10, 1.08, 1.10, 1.13,
1.17, 1.19, 1.20, 1.19,  1.19, 1.22, 1.25,  1.23, 1.21, 1.20, 1.22, 1.25, 1.25,
1.25, 1.25, 1.23, 1.25, 1.25, 1.26, 1.20 and 1.16, respectively, multiplied by the currencies of the following foreign countries, with varying weights assigned to each of such currencies: Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, Netherlands, Norway, Spain, Sweden, Switzerland and United Kingdom.

Revenue in the company's computer product, service and support business increased 11 percent in 1998 compared with growth of 13 percent in 1997. Strong growth in unit shipments of the company's computers, printers and storage products continued, especially HP Pavilion and Vectra PC's, CD ROM storage products, Unix servers and HP's families of DeskJet and LaserJet printers. This growth was driven primarily by increased market penetration and new product introductions in 1998 and 1997. In both years, competitive actions designed to increase or maintain market share against intense competition contributed to declines in the average selling prices for many of these products, especially PC's and Deskjet printers, resulting in unit volume growth that significantly outpaced revenue growth. Continued strong sales growth in consumable supplies for the company's printer products, reflected increased printer usage and a larger installed base.

Revenue in the company's measurement businesses increased 1 percent in 1998 from 1997, compared with revenue growth of 7 percent from 1996 to 1997. This revenue trend was primarily attributable to the company's test and measurement business, which experienced a decline in net revenue of 4 percent during 1998, compared with a 11 percent increase during 1997. The decline in test and measurement revenue in 1998 reflected the economic weakness in Asia and the worldwide semiconductor industry slowdown that began in the second half of the year.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

                           COSTS AND EXPENSES
                           (AS A PERCENTAGE OF
                               NET REVENUE)

A graph entitled "Costs and Expenses (As a percentage of net revenue)" at the top left of page 33 of the Annual Report shows that for the fiscal years 1994 and 1995 (shown on the x-axis) the Company had (shown on the y-axis) cost of products sold and services of 62.0% and 63.5%, respectively, of net revenue; selling, general and administrative expenses of 19.7% and 17.9%, respectively, of net revenue; and research and development expenses of 8.1% and 7.3%, respectively, of net revenue. In addition, the graph shows that for the fiscal years 1996, 1997 and 1998 (shown on the x-axis) the Company had, as a percentage of net revenue (shown on the y-axis), cost of products sold and services, selling, general and administrative expenses and research and development expenses in the respective amounts provided in the table at the middle of page 33 of the Annual Report.

Services such as hardware and software support and maintenance, product financing, rentals, consulting, and education, as well as systems integration and selective-outsourcing management, are an integral part of the company's offerings. Net revenue from services grew 12 percent in 1998, compared with 17 percent in 1997. The decline in revenue growth in 1998 was primarily attributable to moderating growth in the company's leasing business. Increases in the company's installed base and continued growth in the professional services business also contributed to the increase in service and support revenue in both years.

The company anticipates that net revenue growth for the full-year 1999 will be similar to the revenue growth rate experienced in 1998. Revenue growth is likely to be impacted by continuing economic uncertainties in Asia and other regions around the world and by ongoing competitive pricing pressures, particularly in the PC and printer businesses. The company anticipates that revenue growth will be slower during the first half of 1999, reflecting the current economic weakness in Asia and other areas and will increase later in the year when compared to the weaker revenue growth in the second half of 1998.

Information on orders and net revenue by groupings of similar products and services is presented on page 63 of this report.

Costs, expenses and earnings as a percentage of net revenue were as follows:


For the years ended October 31                            1998           1997          1996
-------------------------------------------------------------------------------------------
Cost of products sold and services                       68.1%          66.0%         66.4%
Research and development                                  7.1%           7.2%          7.1%
Selling, general and administrative                      16.6%          16.7%         16.8%
Earnings from operations                                  8.2%          10.1%          9.7%
Net earnings                                              6.3%           7.3%          6.7%
-------------------------------------------------------------------------------------------


                                NET EARNINGS
                                (IN MILLIONS)

A bar chart entitled "Net Earnings (In millions)" at the bottom left of page 33 of the Annual Report shows that for the fiscal years 1994, 1995, 1996, 1997 and 1998 (shown on the x-axis) the Company had net earnings (shown on the y-axis) in the respective amounts provided in the table entitled "Selected Financial Data (Unaudited)" on page 31 of the Annual Report.

Cost of products sold and services as a percentage of net revenue was 68.1 percent in 1998 and increased 2.1 percentage points, compared with a 0.4 percentage point decrease in 1997. The cost of products sold and services in 1998 included $260 million of charges primarily for voluntary employee severance programs and fixed-asset writedowns related to outsourcing of certain production operations. In 1996, the company exited its disk-mechanism manufacturing business. Excluding the effect of these charges in 1998 and the exit costs in 1996, cost of products sold and services as a percentage of net revenue would have increased 1.6 percentage points in 1998 after a 0.5 percentage point increase in 1997.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

FINANCIAL REVIEW
UNAUDITED

                            SELECTED CASH FLOWS
                               (IN MILLIONS)

A bar chart entitled "Selected Cash Flows (In millions)" at the top right of page 34 of the Annual Report shows that for the fiscal years 1994 and 1995 (shown on the x-axis) the Company had cash flows from operating activities (shown on the y-axis) of $2,224 and $1,604 million, respectively; capital expenditures of $1,257 million and $1,601 million, respectively; and dividends paid of $280 million and $358 million, respectively. In addition, the bar chart shows that for the fiscal years 1996, 1997 and 1998 (shown on the x-axis) the Company had cash flows from operating activities and dividends paid (shown on the y-axis) in the respective amounts provided in the table entitled "Consolidated Statement of Cash Flows" on page 46 of the Annual Report. Finally, the bar chart shows that for the fiscal years 1996, 1997 and 1998 (shown on the x-axis) the Company had capital expenditures (shown on the y-axis) in the respective amounts shown as "Investment in property, plant and equipment" provided in the table entitled "Consolidated Statement of Cash Flows" on page 46 of the Annual Report.

Intense price competition particularly in the PC and printer markets continued to adversely impact product revenues and gross profit margins in 1998 and 1997. Additionally, the continued shift in the mix of products sold towards lower gross-margin, high-volume product families, as well as costs associated with continuing new-product introductions, again put upward pressure on the cost of sales percentage. In both 1998 and 1997, these factors were partially offset by improving supply chain management and lower product return costs. The company expects continued upward pressure on cost of sales as a result of ongoing competitive pricing pressures and continued shifts in the mix of its business.

Research and development expenditures increased 9 percent in 1998 to $3.4 billion, versus 13 percent growth and expenditures of $3.1 billion in 1997. The ongoing increase in spending on research and development primarily reflects the company's continued investments in new microchip architectures and hardware design and development in enterprise computing products as well as new technologies for printing and imaging. Selling, general and administrative expenses grew 9 percent in 1998 and 11 percent in 1997. The growth in both years was primarily due to increased selling costs related to order and revenue growth and increased marketing program costs associated with the company's continued introduction of new products and expansion of its distribution and support capabilities. The growth rate in operating expenses slowed significantly in the second half of 1998. This decline was attributable to company-wide cost reduction programs that resulted in significant decreases in certain variable costs such as travel and discretionary marketing programs. As a percentage of net revenue, both research and development and selling, general and administrative expenses were substantially unchanged from 1997. Reducing the rate of operating expense growth below the rate of net revenue growth remains a major focus of the company.

                            OPERATING ASSETS
                           (AS A PERCENTAGE OF
                              NET REVENUE)

A graph entitled "Operating Assets (As a percentage of net revenue)" at the bottom right of page 34 of the Annual Report shows that for the fiscal years 1994, 1995, 1996, 1997 and 1998 (shown on the x-axis) the Company had (shown on the y-axis) net property, plant and equipment of 17.3%, 14.9%, 14.4%, 14.7% and 13.5%, respectively, of net revenue; accounts and financing receivables of 18.6%, 19.3%, 16.7%, 16.9% and 16.5%, respectively, of net revenue; and
inventories of 17.1%, 19.1%, 16.7%, 15.8% and 13.1%, respectively, of net revenue.

The company's effective tax rate decreased from 30 percent in 1997 and 1996 to 28 percent in 1998 as a result of a change in the mix of earnings in different tax jurisdictions around the world. As reported, net earnings decreased 6 percent to $2.9 billion in 1998, compared with a 21 percent increase in 1997. Adjusted for the charges recorded to cost of products sold and services in 1998 and the company's exit from disk-mechanism manufacturing in 1996, net earnings would have been essentially flat in 1998 compared with 11% growth in 1997. As a percentage of net revenue, adjusted net earnings were 6.7 percent in 1998, compared with 7.3 and 7.4 percent in 1997 and 1996.

FINANCIAL CONDITION AND LIQUIDITY

HP's financial position continued strong throughout 1998, as cash and cash equivalents and short-term investments were $4.1 billion at October 31, 1998 compared to $4.6 billion at October 31, 1997. During 1998, cash from operations funded $1.3 billion reductions in total borrowings and $2.4 billion in repurchases of common stock. Additionally, the company increased dividends paid per share in both 1998 and 1997.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Operating activities generated $5.4 billion in cash in 1998, compared with $4.3 billion and $3.5 billion in 1997 and 1996, respectively. The increase in cash generated in 1998 compared with 1997 primarily reflected the significant decrease in the company's inventory levels during the year. The increase in cash generated in 1997 compared with 1996 primarily reflected improved net earnings before depreciation and amortization. Inventory as a percentage of net revenue declined to 13.1 percent, a decrease of 2.7 percentage points in 1998 following the 0.9 percentage point reduction achieved in 1997. The decline in the inventory ratio in both years is attributable to continued progress in supply chain management. Accounts and financing receivables as a percentage of net revenue were 16.5 percent in 1998, 16.9 percent in 1997 and 16.7 percent in 1996.

Capital expenditures in 1998 were $2.0 billion, compared with $2.3 billion and $2.2 billion in 1997 and 1996, respectively. The company's capital expenditures declined in 1998 reflecting increased outsourcing of certain production processes, slowing capacity requirements and the company's increased spending controls. Capital expenditures in 1997 and 1996 related primarily to expansion of production capacity to accommodate higher volumes and the introduction of new products, and also included increased investments to support growth in the company's leasing business.

Long-term borrowings of $223 million in 1998 and $1.2 billion in 1997 continued the company's strategy of incurring debt to support increased investments in the company's lease finance portfolio and other interest-bearing assets. With the company's strong cash position during 1998, the company repaid approximately $580 million in long-term debt. At October 31, 1998, the company had an unused committed borrowing facility in place totaling $1 billion.

The company invests excess cash in short- and long-term investments, depending on its projected cash needs for operations, capital expenditures and other business purposes. The company also supplements its internally generated cash flow with a combination of short- and long-term borrowings. In 1998, the company repaid approximately $734 million in short-term borrowings primarily using proceeds from short-term investments.

Shares of the company's common stock are repurchased under a systematic program to manage the dilution created by shares issued under employee stock plans. In July 1998, the company announced a new authorization for beyond-zero dilution repurchases of up to $2 billion of the company's common stock in the open market or in private transactions. In 1998, 43 million shares were repurchased under both of these plans for $2.4 billion. In 1997, 13.2 million shares were repurchased at an aggregate price of $724 million under the systematic program. As of October 31, 1998, the company has remaining authorization from the Board of Directors for future repurchases under these programs of approximately $2.1 billion.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

FACTORS THAT MAY AFFECT FUTURE RESULTS

The company encounters aggressive competition in all areas of its business activity. The company's competitors are numerous, ranging from some of the world's largest corporations to many relatively small and highly specialized firms. The company competes primarily on the basis of technology, performance, price, quality, reliability, distribution and customer service and support. Product life cycles are short, and, to remain competitive, the company will be required to develop new products, periodically enhance its existing products and compete effectively on the basis of the factors described above. In particular, the company anticipates that it will have to continue to adjust prices of many of its products to stay competitive and it will have to effectively manage financial returns with reduced gross margins.

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

Inventory management has become increasingly complex as the company continues to sell a greater mix of products, especially printers and personal computers, through third-party commercial and retail distribution channels. Channel partners constantly adjust their ordering patterns in response to the company's and its competitors' supply into the channel and the timing of their new product introductions and relative feature sets, as well as seasonal fluctuations in end-user demand such as the back-to-school and holiday selling periods. Channel partners may increase orders during times of shortages, cancel orders if the channel is filled with currently available products, or delay orders in anticipation of new products. Any excess supply could result in price reductions and inventory writedowns, which in turn could adversely affect the company's gross margins.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

The short life cycles of many of the company's products pose a challenge for the effective management of the transition from existing products to new products and could adversely affect the company's future operating results. Product development or manufacturing delays, variations in product costs, and delays in customer purchases of existing products in anticipation of new product introductions are among the factors that make a smooth transition from current products to new products difficult. In addition, the timing of introductions by suppliers and competitors of new products and services may negatively affect future operating results of the company, especially when competitive product introductions coincide with periods leading up to the company's own introduction of new or enhanced products. Furthermore, some of the company's own new products may replace or compete with certain of the company's current products.

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

Portions of the company's manufacturing operations are dependent on the ability of suppliers to deliver quality components, subassemblies and completed products in time to meet critical manufacturing and distribution schedules. The company periodically experiences constrained supply of certain component parts in some product lines as a result of strong demand in the industry for those parts. Such constraints, if persistent, may adversely affect the company's operating results until alternate sourcing can be developed. In order to secure components for production and introduction of new products, the company at times makes advance payments to certain suppliers, and often enters into noncancellable purchase commitments with vendors for such components. Volatility in the prices of these component parts, the possible inability of the company to secure enough components at reasonable prices to build new products in a timely manner in the quantities and configurations demanded or, conversely, a temporary oversupply of these parts, could adversely affect the company's future operating results.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

The company continues to expand into third-party distribution channels to accommodate changing customer preferences. As a result, the financial health of commercial and retail distribution channels, and the company's continuing relationships with them, are becoming more important to the company's success. Some of these companies are thinly capitalized and may be unable to withstand changes in business conditions. The company's financial results could be adversely affected if the financial condition of certain of these third parties substantially weakens or if the company's relationship with them deteriorates.

Sales outside the United States make up more than half of the company's revenues. In addition, a portion of the company's product and component manufacturing, along with key suppliers, are located outside the United States. Accordingly, the company's future results could be adversely affected by a variety of factors, including changes in a specific country's or region's political conditions or changes or continued weakness in economic conditions, trade protection measures, import or export licensing requirements, the overlap of different tax structures, unexpected changes in regulatory requirements and natural disasters.

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

The company has performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign exchange rates and interest rates applied to the hedging contracts and underlying exposures described above. As of October 31, 1998 and 1997, the analysis indicated that such market movements would not have a material effect on the company's consolidated financial position, results of operations or cash flows. Actual gains and losses in the future may differ materially from that analysis, however, based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and the company's actual exposures and hedges.

As a matter of course, the company frequently engages in discussions with a variety of parties relating to possible acquisitions, strategic alliances, joint ventures and divestitures. Although consummation of any transaction is unlikely to have a material effect on the company's results as a whole, the implementation or integration of a transaction may contribute to the company's results differing from the investment community's expectation in a given quarter. Divestitures may result in the cancellation of orders

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

and charges to earnings. Acquisitions and strategic alliances may require, among other things, integration or coordination with a different company culture, management team organization and business infrastructure. They may also require the development, manufacture and marketing of product offerings with the company's products in a way that enhances the performance of the combined business or product line. Depending on the size and complexity of the transaction, successful integration depends on a variety of factors, including the hiring and retention of key employees, management of geographically separate facilities, and the integration or coordination of different research and development and product manufacturing facilities. All of these efforts require varying levels of management resources, which may temporarily adversely impact other business operations.

A portion of the company's research and development activities, its corporate headquarters, other critical business operations and certain of its suppliers are located near major earthquake faults. The ultimate impact on the company, its significant suppliers and the general infrastructure is unknown, but operating results could be materially affected in the event of a major earthquake. The company is predominantly uninsured for losses and interruptions caused by earthquakes.

Certain of the company's operations involve the use of substances regulated under various federal, state, and international laws governing the environment. It is the company's policy to apply strict standards for environmental protection to sites inside and outside the U.S., even if not subject to regulations imposed by local governments. The liability for environmental remediation and related costs is accrued when it is considered probable and the costs can be reasonably estimated. Environmental costs are presently not material to the company's operations or financial position.

The profit margins realized by the company vary somewhat among its products, its customer segments and its geographic markets. Consequently, the overall profitability of the company's operations in any given period is partially dependent on the product, customer and geographic mix reflected in that period's net sales.

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

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

YEAR 2000

The information provided below constitutes a "Year 2000 Readiness Disclosure" for purposes of the Year 2000 Information and Readiness Disclosure Act.

The Year 2000 ("Y2K") problem arises from the use of a two-digit field to identify years in computer programs, e.g., 85=1985, and the assumption of a single century, the 1900s. Any program so created may read, or attempt to read, "00" as the year 1900. There are two other related issues which could also lead to incorrect calculations or failure, such as (i) some systems' programming assigns special meaning to certain dates, such as 9/9/99, and (ii) the year 2000 is a leap year. Accordingly, some computer hardware and software, including programs embedded within machinery and parts, will need to be modified prior to the year 2000 in order to remain functional. The company's Y2K initiatives are focusing primarily on four areas of potential impact: internal information technology ("IT") systems, internal non-IT systems, including services and embedded chips (controllers), the company's products and services, and the readiness of significant third parties with whom the company has material business relationships.

The company expects to implement successfully the systems and programming changes necessary to address Y2K internal IT and non-IT readiness issues and, based on current estimates, does not believe that the costs associated with such actions will have a material effect on the company's results of operations or financial condition. There can be no assurance, however, that there will not be a delay in, or increased costs associated with the implementation of such changes. In addition, failure to achieve Y2K readiness for the company's internal systems could delay its ability to manufacture and ship products and deliver services, disrupt its customer service and technical support facilities, and interrupt customer access to its online products and services. The company's inability to perform these functions could have an adverse effect on future results of operations or financial condition.

INTERNAL IT SYSTEMS. The company has established a dedicated Y2K Internal Readiness Program Office to oversee the company's worldwide Y2K internal IT application and infrastructure readiness activities. The Internal Readiness Program Office has senior executive sponsorship and provides monthly progress reports to the company's senior management. The Internal Readiness Program Office is charged with raising awareness throughout the company, developing tools and methodologies for addressing the Y2K issue, monitoring the development and implementation of business and infrastructure plans to bring non-compliant applications into compliance on a timely basis and identifying and assisting in resolving high risk issues.

The company is approaching its Y2K internal readiness program in the following four phases: (1) assessment, (2) planning, (3) preparation and (4) implementation. The assessment phase involves taking an inventory of the company's internal IT applications to prioritize risk, identifying failure dates,

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

defining a solution strategy, estimating repair costs and communicating across and within business units regarding the magnitude of the problem and the need to address Y2K issues. The planning phase consists of identifying the tasks necessary to ensure readiness, scheduling remediation plans for applications and infrastructure, and determining resource requirements and allocations. The third phase, preparation, involves readying the development and testing environments, and piloting the remediation process. Implementation, the last phase, consists of executing the company's plans to fix, test and implement critical applications and associated infrastructure, and putting in place contingency plans for processes that have a high impact on the company's businesses.

The company is targeting its efforts to ensure that its IT applications will be Y2K compliant by July 31, 1999. The assessment, planning and preparation phases are substantially complete. As of November 30, 1998, the implementation phase is approximately 40 percent complete.

INTERNAL NON-IT SYSTEMS. As the company is progressing on its internal IT and product readiness efforts, it has also focused on internal non-IT systems. Non-IT systems include, but are not limited to, those systems that are not commonly thought of as IT systems, such as telephone/PBX systems, fax machines, facilities systems regulating alarms, building access and sprinklers, manufacturing equipment, and other miscellaneous systems. Y2K readiness for these internal non-IT systems is the responsibility of the company's worldwide operating units and their respective functions, e.g., facilities and manufacturing. The company's Y2K Program Office provides standardized tools and monitors the progress of these readiness efforts to ensure business continuity.

PRODUCTS. The company's newly introduced products are Y2K compliant. However, certain hardware and software products currently installed at customer sites will require upgrade or other remediation. Some of these products are used in critical applications where the impact of non-performance to these customers and other parties could be significant. The company believes that its customers are responsible for costs to achieve their Y2K compliance. The company, however, is taking steps to preserve customer satisfaction and brand reputation. In 1997, the company established a dedicated Y2K Product Compliance Program Office to coordinate the company's worldwide Y2K product compliance activities. The Product Compliance Program Office is charged with developing and overseeing implementation of plans to identify all standard products delivered since January 1, 1995; test those products for compliance; identify an appropriate path to compliance for non-compliant standard products; and communicate the status and necessary customer action for non-compliant standard products. The company has an internet website dedicated to communicating Y2K issues to a broad customer base. This website includes a product compliance search page that allows customers to look up the status of the HP products they have installed. In certain areas, the company is taking additional steps to identify affected customers, raise customer awareness related to non-compliance of certain HP products and assist the customer base to assess their risks.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

The costs of the readiness program for products are primarily costs of existing internal resources largely absorbed within existing engineering spending levels. These costs were incurred primarily in 1998 and earlier years and were not broken out from other product engineering costs. Historical Y2K customer satisfaction costs were not material. Future product readiness costs, including those for customer satisfaction, are not anticipated to be material. In addition, while the company is aware of the potential for legal claims against it and other companies for damages arising from products that are not Y2K compliant, management believes that reasonable customer satisfaction steps are under way so that any such claims against the company would be without merit.

It is unknown how Y2K issues may affect customer spending patterns. As customers focus their attention and capital budgets in the near term on preparing their own businesses for the Year 2000, they may either delay or accelerate purchases of new applications, services and systems from the company. Many of the company's products run custom software or connect to other systems or peripheral products that may be adversely affected by operating system or hardware upgrades. Although these factors may increase demand for certain of the company's products and services, it could also soften the demand for other offerings. As a result, these events may affect the company's future revenues and revenue patterns.

MATERIAL THIRD-PARTY RELATIONSHIPS. The company has developed a Y2K process for dealing with its key suppliers, contract manufacturers, distributors, vendors and partners. The process generally involves the following steps: (i) initial supplier survey, (ii) risk assessment and contingency planning, (iii) follow-up supplier reviews and escalation, if necessary, and where relevant, (iv) testing. To date, the company has received responses from a majority of its critical suppliers, most of whom have responded that they expect to address all their significant Y2K issues on a timely basis. The company is following up with those significant vendors and service providers that either did not respond initially or whose responses were unsatisfactory. In some cases, to meet Y2K readiness the company has replaced suppliers or eliminated suppliers from consideration for new business. The company has also contracted with multiple transportation companies to provide product delivery alternatives.

The company is working to identify and analyze the most reasonably likely worst case scenarios for third party relationships affected by Y2K. These scenarios could include possible infrastructure collapse, the failure of power and water supplies, major transportation disruptions, unforeseen product shortages due to hoarding of products and sub-assemblies and failures of communications and financial systems -- any one of which could have a major and material effect on the company's ability to build its products and deliver services to its customers. While the company has contingency plans in place to address most issues under its control, an infrastructure problem outside of its control could result in a delay in product shipments depending on the nature and severity of the problems. The company would expect that most utilities and service providers would be able to restore service within days although more pervasive system problems involving multiple providers could last two to four weeks or more depending on the complexity of the systems and the effectiveness of their contingency plans.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Although the company is dedicating substantial resources towards attaining Y2K readiness, there is no assurance it will be successful in its efforts to identify and address all Y2K issues. Even if the company acts in a timely manner to complete all of its assessments, identify, develop and implement remediation plans believed to be adequate, and develop contingency plans believed to be adequate, some problems may not be identified or corrected in time to prevent material adverse consequences to the company. The discussion above regarding estimated completion dates, costs, risks and other forward-looking statements regarding Y2K is based on the company's best estimates given information that is currently available and is subject to change. As the company continues to progress with its Y2K initiatives, it may discover that actual results will differ materially from these estimates.


ADOPTION OF THE EURO

In 1997, the company established a dedicated task force to address the issues raised by the introduction of a European single currency (the Euro) for initial implementation as of January 1, 1999 and during the transition period through January 1, 2002. The company's primary focus has been on the changes needed to deal with a mix of Euro and local denomination transactions from the first day of changeover - January 1, 1999. At the beginning of the transition period, product prices in local currencies will be converted to Euros as required. At an appropriate point during the transition period, product prices in participating countries will be established and stored in Euros, and converted to local denominations. During the transition period, the company's financial systems located in the participating countries will be converted from local denominations to Euros.

The company has developed plans to support display and printing of the Euro character by impacted Hewlett-Packard products. Some products are currently able to perform these functions while plans are still in process for other products. Current information about the impact of the adoption of the Euro on the company's products and businesses is available at the Hewlett-Packard Euro Web site.

The company does not presently expect that introduction and use of the Euro will materially affect the company's foreign exchange and hedging activities or the company's use of derivative instruments. Management does not expect that the introduction of the Euro will result in any material increase in costs to the company and all costs associated with the introduction of the Euro will be expensed to operations as incurred. While the company will continue to evaluate the impact of the Euro introduction over time, based on currently available information, management does not believe that the introduction of the Euro currency will have a material adverse impact on the company's financial condition or overall trends in results of operations.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Consolidated Statement of Earnings


For the years ended October 31
In millions except per share amounts                                                   1998        1997        1996
-------------------------------------------------------------------------------------------------------------------
Net revenue:
   Products                                                                         $40,105     $36,672     $33,114
   Services                                                                           6,956       6,223       5,306
-------------------------------------------------------------------------------------------------------------------
      Total net revenue                                                              47,061      42,895      38,420
-------------------------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of products sold                                                             27,477      24,217      22,013
   Cost of services                                                                   4,595       4,102       3,486
   Research and development                                                           3,355       3,078       2,718
   Selling, general and administrative                                                7,793       7,159       6,477
-------------------------------------------------------------------------------------------------------------------
      Total costs and expenses                                                       43,220      38,556      34,694
-------------------------------------------------------------------------------------------------------------------
Earnings from operations                                                              3,841       4,339       3,726
Interest income and other, net                                                          485         331         295
Interest expense                                                                        235         215         327
-------------------------------------------------------------------------------------------------------------------
Earnings before taxes                                                                 4,091       4,455       3,694
Provision for taxes                                                                   1,146       1,336       1,108
-------------------------------------------------------------------------------------------------------------------
Net earnings                                                                        $ 2,945     $ 3,119     $ 2,586
-------------------------------------------------------------------------------------------------------------------
Net earnings per share:
  Basic                                                                             $  2.85     $  3.04     $  2.54
  Diluted                                                                           $  2.77     $  2.95     $  2.46
-------------------------------------------------------------------------------------------------------------------
Average shares used in computing basic net earnings per share                         1,034       1,026       1,019
Average shares and equivalents used in computing diluted net earnings per share       1,072       1,057       1,052
-------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Consolidated Balance Sheet


October 31
In millions except par value and number of shares                           1998        1997
--------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                             $ 4,046     $ 3,072
   Short-term investments                                                     21       1,497
   Accounts receivable                                                     6,232       6,142
   Financing receivables                                                   1,520       1,123
   Inventory                                                               6,184       6,763
   Other current assets                                                    3,581       2,350
--------------------------------------------------------------------------------------------
     Total current assets                                                 21,584      20,947
--------------------------------------------------------------------------------------------
Property, plant and equipment, net                                         6,358       6,312
Long-term investments and other assets                                     5,731       4,490
--------------------------------------------------------------------------------------------
Total assets                                                             $33,673     $31,749
--------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable and short-term borrowings                               $ 1,245     $ 1,226
   Accounts payable                                                        3,203       3,185
   Employee compensation and benefits                                      1,768       1,723
   Taxes on earnings                                                       2,796       1,515
   Deferred revenues                                                       1,453       1,152
   Other accrued liabilities                                               3,008       2,418
--------------------------------------------------------------------------------------------
     Total current liabilities                                            13,473      11,219
--------------------------------------------------------------------------------------------
Long-term debt                                                             2,063       3,158
Other liabilities                                                          1,218       1,217

Commitments and contingencies

Shareholders' equity:
   Preferred stock, $1 par value(authorized: 300,000,000 shares;
     issued: none)                                                          --          --
   Common stock and capital in excess of $0.01 par value(authorized:
     4,800,000,000 shares; issued and outstanding:1,015,403,000 in
     1998 and 1,041,042,000 in 1997)                                          10       1,187
   Retained earnings                                                      16,909      14,968
--------------------------------------------------------------------------------------------
     Total shareholders' equity                                           16,919      16,155
--------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                               $33,673     $31,749
--------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Consolidated Statement of Cash Flows


For the years ended October 31
In millions                                                                1998         1997         1996
---------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings                                                         $ 2,945      $ 3,119      $ 2,586
   Adjustments to reconcile net earnings to net
      cash provided by operating activities:
      Depreciation and amortization                                       1,869        1,556        1,297
      Deferred taxes on earnings                                         (1,263)        (232)        (284)
      Changes in assets and liabilities:
         Accounts and financing receivables                              (1,019)        (993)        (492)
         Inventory                                                          563         (279)        (356)
         Accounts payable                                                     1          775          (55)
         Taxes on earnings                                                1,216          (63)         102
         Other current assets and liabilities                               788          237          520
         Other, net                                                         342          201          138
---------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                        5,442        4,321        3,456
---------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Investment in property, plant and equipment                           (1,997)      (2,338)      (2,201)
   Disposition of property, plant and equipment                             413          333          316
   Purchase of short-term investments                                    (3,297)      (5,213)      (6,652)
   Maturities of short-term investments                                   4,773        4,158        7,074
   Purchase of long-term investments                                       (762)        --           (734)
   Other, net                                                                75           48           22
---------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                             (795)      (3,012)      (2,175)
---------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Change in notes payable and short-term borrowings                       (734)      (1,194)      (1,137)
   Issuance of long-term debt                                               223        1,182        1,989
   Payment of long-term debt                                               (580)        (273)         (41)
   Issuance of common stock under employee stock plans                      467          419          363
   Repurchase of common stock                                            (2,424)        (724)      (1,089)
   Dividends                                                               (625)        (532)        (450)
   Other, net                                                              --           --             (4)
---------------------------------------------------------------------------------------------------------
         Net cash used in financing activities                           (3,673)      (1,122)        (369)
---------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                       974          187          912
Cash and cash equivalents at beginning of year                            3,072        2,885        1,973
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                $ 4,046      $ 3,072      $ 2,885
---------------------------------------------------------------------------------------------------------
Supplemental cash flow disclosures:
   Income taxes paid, net                                               $ 1,039      $ 1,488      $ 1,159
   Interest paid                                                        $   205      $   325      $   267
---------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES


Consolidated Statement of Shareholders' Equity

                                                                        Common stock
                                                                 ----------------------------
                                                                                    Par value
                                                                 Number of     and capital in       Retained
In millions except number of shares in thousands                    shares      excess of par       earnings         Total
--------------------------------------------------------------------------------------------------------------------------
Balance October 31, 1995                                         1,019,910             $1,381       $ 10,458      $ 11,839
   Acquisition via immaterial pooling                                3,056                137           (162)          (25)
   Shares issued                                                    15,737                577             --           577
   Shares repurchased                                              (24,580)            (1,081)            (8)       (1,089)
   Dividends                                                            --                 --           (450)         (450)
   Net earnings                                                         --                 --          2,586         2,586
--------------------------------------------------------------------------------------------------------------------------
Balance October 31, 1996                                         1,014,123              1,014         12,424        13,438
   Acquisition via immaterial pooling                               23,590                 43            118           161
   Shares issued                                                    16,536                693             --           693
   Shares repurchased                                              (13,207)              (563)          (161)         (724)
   Dividends                                                            --                 --           (532)         (532)
   Net earnings                                                         --                 --          3,119         3,119
--------------------------------------------------------------------------------------------------------------------------
Balance October 31, 1997                                         1,041,042              1,187         14,968        16,155
   Shares issued                                                    17,384                868             --           868
   Shares repurchased                                              (43,023)            (2,045)          (379)       (2,424)
   Dividends                                                            --                 --           (625)         (625)
   Net earnings                                                         --                 --          2,945         2,945
--------------------------------------------------------------------------------------------------------------------------
BALANCE OCTOBER 31, 1998                                         1,015,403              $  10        $16,909       $16,919
--------------------------------------------------------------------------------------------------------------------------

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

In July 1997, the Financial Accounting Standards Board (FASB) Emerging Issues Task force (EITF) reached a final consensus on Issue 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights." This consensus precludes investors from consolidating majority-owned investees when a minority shareholder or shareholders hold substantive participating rights, which, individually or in the aggregate, would allow such minority shareholders to participate in significant decisions made in the ordinary course of business. The company has followed the guidance in EITF 96-16 with respect to all investments made after July 24, 1997 and intends to adopt this guidance with respect to its previously existing majority-owned subsidiaries no later than the fourth quarter of fiscal year 1999. The company has not yet determined what, if any, impact this adoption will have on its financial statements.

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

ADVERTISING Advertising costs are expensed as incurred and amounted to $1,214 million in 1998, $1,131 million in 1997 and $999 million in 1996.

TAXES ON EARNINGS Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

NET EARNINGS PER SHARE The company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," in the first quarter of fiscal year 1998. Under SFAS 128, the company presents two earnings per share
(EPS) amounts. Basic EPS is calculated based on net earnings available to common shareholders and the weighted-average number of shares outstanding during the reported period. Diluted EPS includes additional dilution from potential common stock, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of debt. All prior period EPS amounts have been presented to conform to the provisions of the statement.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES


In millions except per share data                                    1998       1997       1996
-----------------------------------------------------------------------------------------------
Numerator:
  Net earnings                                                     $2,945     $3,119     $2,586
  Adjustments for interest, net of income tax effect                   26       --         --
-----------------------------------------------------------------------------------------------
    Net earnings, adjusted                                         $2,971     $3,119     $2,586
Denominator:
  Weighted-average shares outstanding                               1,034      1,026      1,019
  Effect of dilutive securities:
    Dilutive options                                                   28         31         33
    Convertible zero-coupon notes due 2017                             10       --         --
-----------------------------------------------------------------------------------------------
  Dilutive potential common shares                                     38         31         33
-----------------------------------------------------------------------------------------------
  Weighted-average shares and dilutive potential common shares      1,072      1,057      1,052
-----------------------------------------------------------------------------------------------
Basic earnings per share                                           $ 2.85     $ 3.04     $ 2.54
Diluted earnings per share                                         $ 2.77     $ 2.95     $ 2.46
-----------------------------------------------------------------------------------------------

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS The company has classified investments as cash equivalents if the maturity of such investments is three months or less from the purchase date. Short-term investments are principally comprised of time deposits and temporary money-market instruments. Cash equivalents and short-term investments are stated at cost, which approximates market.

INVENTORY Inventory is valued at standard cost that approximates actual cost computed on a first-in, first-out basis, not in excess of market value.

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

LONG-TERM INVESTMENTS The company's long-term investments are primarily comprised of debt securities which are held-to-maturity.

FOREIGN CURRENCY TRANSLATION The company uses the U.S. dollar as its functional currency. Foreign currency assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates except for inventory, property, plant and equipment, other assets and deferred revenues, which are remeasured at historical exchange rates. Revenues and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in net earnings. The effect of foreign currency exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies was not material.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES


RECENT PRONOUNCEMENTS In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." The statement changes standards for the way that public business enterprises identify and report operating segments in annual and interim financial statements. This statement requires selected information about an enterprise's operating segments and related disclosure about products and services, geographic areas and major customers. The company expects to report multiple segments when it adopts the standard for fiscal year-end 1999.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measurement of those instruments at fair value. The statement is effective for fiscal years beginning after June 15, 1999. The company will adopt the standard no later than the first quarter of fiscal year 2000 and is in the process of determining the impact that adoption will have on its consolidated financial statements.

RECLASSIFICATIONS Certain reclassifications of the 1997 and 1996 financial statements and related notes amounts have been made to conform with the 1998 presentation.


ACQUISITIONS

The company acquired several companies during the last three years that were not significant to its financial position or results of operations. During 1997 and 1996, two acquisitions were accounted for using the pooling-of-interests method; however, prior period consolidated financial statements were not restated because the retroactive effects were not material. All other acquisitions were accounted for using the purchase method. Under the purchase method, the results of operations of acquired companies are included prospectively from the date of acquisition, and the acquisition cost is allocated to the acquirees' tangible and identifiable intangible assets and liabilities based upon their fair market values at the date of the acquisition, with any residual being goodwill. The company amortizes goodwill on a straight-line basis over its estimated economic life, generally 2 to 5 years. At October 31, 1998 and 1997, the net book value of goodwill associated with acquisitions was $174 million and $165 million, respectively.


FINANCIAL INSTRUMENTS

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

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES


The notional amount of foreign exchange contracts outstanding at October 31, 1998 and 1997 was $12.1 billion and $9.5 billion, respectively, and related to exposures in approximately 35 foreign currencies. The notional amount represents the future cash flows under contracts to both purchase and sell foreign currencies. Unrealized gains and losses on hedging contracts deferred under the company's hedge accounting policies amounted to $63 million and $292 million, respectively, at October 31, 1998 and $103 million and $86 million, respectively, at October 31, 1997. Unamortized premiums and realized gains deferred under currency options are not material.

CONCENTRATIONS OF CREDIT RISK Financial instruments that potentially subject the company to significant concentrations of credit risk consist principally of cash, investments, accounts receivable, financing receivables, and certain other financial instruments.

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

The company sells a significant portion of its products through third-party resellers and, as a result, maintains individually significant receivable balances with major distributors. If the financial condition or operations of these distributors deteriorate substantially, the company's operating results could be adversely affected. The ten largest distributor receivable balances collectively represent 23 percent and 19 percent of total accounts receivable at October 31, 1998 and 1997, respectively. Credit risk with respect to other accounts receivable and financing receivables are generally diversified due to the large number of entities comprising the company's customer base and their dispersion across many different industries and geographies. The company performs ongoing credit evaluations of its third-party resellers' and other customers' financial condition, and requires collateral, such as letters of credit and bank guarantees, in certain circumstances.

FAIR VALUE OF FINANCIAL INSTRUMENTS For certain of the company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, financing receivables, notes payable and short-term borrowings, accounts payable and other accrued liabilities, the carrying amounts approximate fair value due to their short maturities. Long-term floating rate notes, long-term equity investments and time deposits are carried at amounts that approximate fair value. The estimated fair value of fixed rate long-term debt is primarily based on quoted market prices, as well as borrowing rates currently available to the company for bank loans with similar terms and maturities. This fair value, when adjusted for unrealized gains and losses on related interest rate swap agreements, approximates the carrying amount of long-term debt.

The estimated fair value for foreign exchange contracts is primarily based on quoted market prices for the same or similar instruments, adjusted where necessary for maturity differences. At October 31, 1998 and 1997, the estimated fair value of foreign exchange contracts amounted to $(229) million and $17 million, respectively.

The estimated fair values may not be representative of actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES


FINANCING RECEIVABLES AND INVESTMENT IN OPERATING LEASES

Financing receivables represent sales-type and direct-financing leases and installment sales resulting from the marketing of the company's and complementary third-party products. These receivables typically have terms from two to five years and are usually collateralized by a security interest in the underlying assets. The components of financing receivables, net, which are included in financing receivables and long-term investments and other assets at October 31, are:


In millions                                                   1998         1997
-------------------------------------------------------------------------------
Gross financing receivables                                $ 3,446      $ 2,478
Unearned income                                               (340)        (253)
-------------------------------------------------------------------------------
Financing receivables, net                                   3,106        2,225
Less current portion                                        (1,520)      (1,123)
-------------------------------------------------------------------------------
Amounts due after one year, net                             $1,586       $1,102
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Contractual maturities of the company's gross financing receivables at October 31, 1998 are $1,721 million in 1999, $1,025 million in 2000, $572 million in 2001, $102 million in 2002 and $26 million thereafter. Actual cash collections may differ primarily due to customer early buy-outs and refinancings.

The company also leases its products to customers under operating leases. Equipment on operating leases was $1,377 million and $1,138 million at October 31, 1998 and 1997, respectively, and is included in machinery and equipment. Accumulated depreciation on equipment on operating leases was $606 million and $489 million at October 31, 1998 and 1997, respectively. Minimum future rentals on noncancelable operating leases with original terms of one year or longer are $608 million in 1999, $319 million in 2000, $117 million in 2001, $34 million in 2002 and $7 million thereafter.

INVENTORY


October 31,
In millions                                                 1998           1997
-------------------------------------------------------------------------------
  Finished goods                                         $ 4,170        $ 4,136
  Purchased parts and fabricated assemblies                2,014          2,627
-------------------------------------------------------------------------------
                                                         $ 6,184        $ 6,763
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT


October 31,
In millions                                                 1998           1997
-------------------------------------------------------------------------------
  Land                                                     $ 450          $ 468
  Buildings and leasehold improvements                     4,997          4,672
  Machinery and equipment                                  7,123          6,636
-------------------------------------------------------------------------------
                                                          12,570         11,776
  Accumulated depreciation                                (6,212)        (5,464)
-------------------------------------------------------------------------------
                                                         $ 6,358        $ 6,312
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES


TAXES ON EARNINGS

The provision for income taxes is comprised of:


In millions                                      1998         1997         1996
-------------------------------------------------------------------------------
U.S. federal taxes:
   Current                                    $ 1,051      $   544      $   614
   Deferred                                    (1,086)        (257)        (115)
Non-U.S. taxes:
   Current                                      1,153          965          716
   Deferred                                       (46)          52         (169)
State taxes                                        74           32           62
-------------------------------------------------------------------------------
                                               $1,146      $ 1,336      $ 1,108
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The significant components of deferred tax assets, which required no valuation allowance, and deferred tax liabilities included on the balance sheet at October 31 are:


                                           1998                    1997
-------------------------------------------------------------------------------
                               DEFERRED      DEFERRED    DEFERRED      DEFERRED
                                    TAX           TAX         TAX           TAX
In millions                      ASSETS   LIABILITIES      ASSETS   LIABILITIES
-------------------------------------------------------------------------------
Inventory                        $  639        $   24      $  563        $   16
Fixed assets                        123            --          90            17
Warranty                            367            --         224            15
Leasing activities                   51            63          16            78
Retiree medical benefits            253            --         257            --
Other retirement benefits            --           111          --           113
Employee benefits, other than
retirement                          354            47         242            42
Intracompany sales                  825            --          --            --
Other                               182            89         228           140
-------------------------------------------------------------------------------
                                 $2,794        $  334      $1,620        $  421
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The current portion of the deferred tax asset is $2,082 million and $1,042 million at October 31, 1998 and 1997, respectively, and is included in other current assets.

Tax benefits of $157 million, $150 million and $123 million associated with the exercise of employee stock options were allocated to equity in 1998, 1997 and 1996, respectively.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES


The differences between the U.S. federal statutory income tax rate and the company's effective tax rate are:


                                                   1998        1997        1996
-------------------------------------------------------------------------------
U.S. federal statutory income tax rate             35.0%       35.0%       35.0%
State income taxes, net of federal tax benefit      1.2         0.5         1.1
Lower rates in other jurisdictions, net            (9.7)       (5.9)       (6.9)
Other, net                                          1.5         0.4         0.8
-------------------------------------------------------------------------------
                                                   28.0%       30.0%       30.0%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The domestic and foreign components of earnings before taxes are:


In millions                                        1998        1997        1996
-------------------------------------------------------------------------------
U.S. operations including Puerto Rico            $  727      $1,433      $1,535
Non-U.S                                           3,364       3,022       2,159
-------------------------------------------------------------------------------
                                                 $4,091      $4,455      $3,694
-------------------------------------------------------------------------------

The company has not provided for U.S. federal income and foreign withholding taxes on $7.1 billion of non-U.S. subsidiaries' undistributed earnings as of October 31, 1998, because such earnings are intended to be reinvested indefinitely. If these earnings were distributed, foreign tax credits should become available under current law to reduce or eliminate the resulting U.S. income tax liability. Where excess cash has accumulated in the company's non-U.S. subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings are remitted.

As a result of certain employment and capital investment actions undertaken by the company, income from manufacturing activities in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from taxes, for years through 2012. The income tax benefits attributable to the tax status of these subsidiaries are estimated to be $435 million, $226 million and $212 million for 1998, 1997 and 1996, respectively.

The Internal Revenue Service (IRS) has completed its examination of the company's federal income tax returns filed through 1992. The IRS has commenced its examination of returns for years 1993 to 1995. The company believes that adequate accruals have been provided for all years.

BORROWINGS

Notes payable and short-term borrowings and the related average interest rates at October 31 are:


                                                1998                1997
-------------------------------------------------------------------------------
                                                  AVERAGE               AVERAGE
                                                 INTEREST              INTEREST
In millions                                          RATE                  RATE
-------------------------------------------------------------------------------
Current portion of long-term debt       $1,007        5.7%    $  254       7.5%
Notes payable to banks                      72        8.5%       834       6.7%
Other short-term borrowings                166        4.9%       138       5.9%
-------------------------------------------------------------------------------
                                        $1,245              $  1,226
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

At October 31, 1998, the company had a committed borrowing facility in place with unused borrowing capacity totaling $1 billion.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES


Long-term debt and related maturities and interest rates at October 31 are:


In millions                                                                      1998         1997
--------------------------------------------------------------------------------------------------
U.S. dollar zero-coupon subordinated convertible notes, due 2017 at 3.13%     $ 1,111      $   968
U.S. dollar notes, due 1999-2012 at 5.25%-7.90%                                 1,104        1,500
Deutschemark notes, due 2000-2002 at 4.75%-5.63%                                  372          352
Yen notes, due 1999-2002 at 1.80%-5.03%                                           265          377
British pound note, due 1999 at 7.13%                                             170          162
Other                                                                              48           53
Less current portion                                                           (1,007)        (254)
--------------------------------------------------------------------------------------------------
                                                                              $ 2,063      $ 3,158
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

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

In November 1997 and October 1997, the company issued $200 million and $1.8 billion face value of zero-coupon subordinated convertible notes, respectively, due 2017 for proceeds of $108 million and $968 million, respectively. The notes are convertible at any time by the holders at the rate of 5.43 shares of the company's common stock for each $1,000 face value of the notes, payable in either cash or common stock at the option of the company. The notes may be redeemed by the holders on October 14, 2000 or by the company on or after that date at book value, payable in either cash or common stock at the option of the company. The notes are subordinated to all other existing and future senior indebtedness of the company.

Aggregate future maturities of long-term debt outstanding at October 31, 1998 are $1,007 million in 1999, $500 million in 2000, $208 million in 2001, $77 million in 2002, $6 million in 2003 and $1,272 million thereafter. The company occasionally repurchases its debt prior to maturity based on its assessment of current market conditions and financing alternatives.

SHAREHOLDERS' EQUITY

REINCORPORATION Effective May 20, 1998, the company changed its state of incorporation from California to Delaware. As a result of the change, the par value of the company's stock was decreased from $1.00 to $0.01 per share. There was no impact on the company's financial condition or results of operations as a result of the reincorporation. The reincorporation proposal had been approved by the company's shareholders at the company's annual meeting of shareholders on February 24, 1998. An increase in the number of authorized shares of the company's common stock from 2.4 billion to 4.8 billion was also approved by the shareholders.

EMPLOYEE STOCK PURCHASE PLAN Eligible company employees may generally contribute up to 10 percent of their base compensation to the quarterly purchase of shares of the company's common stock under the Employee Stock Purchase Plan. Under this plan, employee contributions to purchase shares are partially matched with shares contributed by the company, which

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES


generally vest over two years. At October 31, 1998, approximately 107,000 employees were eligible to participate and approximately 64,000 employees were participants in the plan. During 1998, 1997 and 1996, the company contributed 2,173,000, 2,327,000 and 2,311,000 matching shares at weighted average prices of $63, $54 and $46 per share, respectively, and recognized compensation expense of $100 million, $96 million and $72 million, respectively, under the plan.

INCENTIVE COMPENSATION PLANS The company has four principal stock option plans, adopted in 1979, 1985, 1990 and 1995. All plans permit options granted to qualify as "Incentive Stock Options" under the Internal Revenue Code. The exercise price of a stock option is generally equal to the fair market value of the company's common stock on the date the option is granted and its term is generally ten years. Under the 1990 and 1995 Incentive Stock Plans, the Compensation Committee, in certain cases, may choose to establish a discounted exercise price at no less than 75 percent of fair market value on the grant date. In 1998, 1997 and 1996, discounted options totaling 1,050,000, 780,000 and 1,165,000 shares, respectively, were granted. Stock compensation expense related to the discounted options was not material in each of these years. Options generally vest at a rate of 25 percent per year over a period of four years from the date of grant except for discounted options, which generally may not be exercised until the third or fifth anniversary of the option grant date, at which time such options become 100 percent vested. The plans also provide for the granting of stock appreciation rights with respect to options granted to officers. The company has not included stock appreciation rights with options granted to officers since October 31, 1991.

The following table summarizes option activity during 1998, 1997 and 1996:

                                                     1998                     1997                     1996
-----------------------------------------------------------------------------------------------------------------------
                                            SHARES  WEIGHTED-AVERAGE  SHARES  WEIGHTED-AVERAGE SHARES  WEIGHTED-AVERAGE
                                             (000)   EXERCISE PRICE    (000)   EXERCISE PRICE   (000)   EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year             51,250         $26        49,344        $20       49,616         $15
Granted                                      10,648          60         8,000         51        7,237          43
Assumed via acquisitions                         --          --         3,179         30          639          40
Exercised                                    (8,245)         16        (8,689)        14       (7,214)         12
Cancelled                                    (1,580)         44          (584)        33         (934)         22
-----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                   52,073         $33        51,250        $26       49,344         $20
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end              29,140         $21        27,471        $17       25,649         $13
Weighted-average fair value of
  options granted during the year                   $21.67                    $20.16                  $17.82
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

The following table summarizes information about options outstanding at October 31, 1998:

                                              OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
----------------------------------------------------------------------------------------------------------------------
                                NUMBER        WEIGHTED-AVERAGE                            NUMBER
           RANGE OF           OUTSTANDING         REMAINING      WEIGHTED-AVERAGE       EXERCISABLE   WEIGHTED-AVERAGE
        EXERCISE PRICES          (000)        CONTRACTUAL LIFE    EXERCISE PRICE           (000)       EXERCISE PRICE
----------------------------------------------------------------------------------------------------------------------
           $ 0-25                25,789          4.0 YEARS              $16                22,461             $15
           $26-50                10,701          7.3                     43                 4,489              43
       $51 & OVER                15,583          8.6                     58                 2,190              55
----------------------------------------------------------------------------------------------------------------------
                                 52,073                                 $33                29,140             $21
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Shares available for option grants at October 31, 1998 and 1997 were 50,168,000 and 59,012,000, respectively. Approximately 65,000 employees were considered eligible to receive stock options in fiscal year 1998. There were approximately 37,000 employees holding options under one or more of the option plans as of October 31, 1998.

Under the 1985 Incentive Compensation Plan and the 1990 and 1995 Incentive Stock Plans, certain key employees may be granted cash or restricted stock awards. Cash and restricted stock awards are independent of option grants and are subject to restrictions considered appropriate by the company's Compensation Committee. The majority of the shares of restricted stock outstanding at October 31, 1998 are subject to forfeiture if employment terminates prior to three years from the date of grant. During that period, ownership of the shares cannot be transferred. Restricted stock has the same dividend and voting rights as other common stock and is considered to be currently issued and outstanding. The cost of the awards, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse. Such expense was not material in 1998, 1997 or 1996. At October 31, 1998 and 1997, the company had 4,380,000 and 4,300,000 shares, respectively, of restricted stock outstanding.

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

Pro forma net earnings and earnings per share information, as required by SFAS No. 123, "Accounting for Stock-Based Compensation," has been determined as if the company had accounted for employee stock options under SFAS 123's fair value method. The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1998, 1997 and 1996, respectively: risk-free interest rates of 5.38, 6.21 and 6.29 percent; dividend yield of 1.0 percent; expected option life of 7 years for 1998 and 6 years for 1997 and 1996; and volatility of 30 percent.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the 4-year average vesting period of the options. The company's pro forma net earnings for 1998, 1997 and 1996 were $2,891 million, $3,078 million and $2,570 million, and pro forma diluted net earnings per share were $2.70, $2.91 and $2.44, respectively. These pro forma amounts include amortized fair values attributable to options granted after October 31, 1995 only, and therefore are not representative of future pro forma amounts.

SHARES RESERVED At October 31, 1998 and 1997, the company has reserved 116,168,000 and 131,761,000 shares, respectively, for future issuance under the employee stock plans.

STOCK REPURCHASE PROGRAM Shares of the company's common stock are repurchased under a systematic program to manage the dilution created by shares issued under employee stock plans. The company repurchased 21,573,000 shares in 1998, 13,207,000 shares in 1997 and 24,580,000 shares in 1996 for an aggregate purchase price of $1,292 million, $724 million and $1,089 million, respectively. At October 31, 1998, the company had authorization for an aggregate of $1,214 million in future repurchases under this program based on certain price and volume criteria. During July 1998, the company's Board of Directors authorized a new incremental repurchase program under which up to $2 billion of the company's common stock can be repurchased in the open market or in private transactions. Under this program, the company repurchased 21,450,000 shares for an aggregate purchase price of $1,132 million. These repurchases are in addition to the company's existing systematic share-repurchase program.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

RETIREMENT PLANS AND RETIREE MEDICAL BENEFITS

PENSION AND DEFERRED PROFIT-SHARING PLANS Substantially all of the company's employees are covered under various pension and deferred profit-sharing retirement plans. Worldwide pension and deferred profit-sharing costs were $349 million in 1998, $320 million in 1997, and $281 million in 1996.

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

The combined status of the Retirement Plan and DPS follows:


In millions                         1998       1997
---------------------------------------------------
Fair value of plan assets         $3,666     $3,284
Retirement benefit obligation     $3,845     $3,329

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

401(k) PLAN U.S. employees of the company may participate in the Tax Saving Capital Accumulation Plan (TAXCAP), which was established as a supplemental retirement program. Beginning February 1, 1998, enrollment in the TAXCAP is automatic for employees who meet eligibility requirements unless they decline participation. Under the TAXCAP program, the company matches contributions by employees up to a maximum of 4 percent of an employee's annual compensation. The maximum combined contribution to the Employee Stock Purchase Plan and TAXCAP is 25 percent of an employee's annual base compensation subject to certain regulatory and plan limitations. At October 31, 1998, 63,000 employees were participating in TAXCAP out of 69,000 who were eligible.

NET PERIODIC COST The company's net pension and retiree medical costs are comprised of:

                                                          Pension
                                        ---------------------------------------------
                                            U.S. plan               Non-U.S. plans       U.S. retiree medical plan
                                        ------------------        -------------------    -------------------------
In millions                             1998   1997   1996        1998   1997    1996        1998   1997   1996
------------------------------------------------------------------------------------------------------------------
Service cost--benefits earned
  during the period                     $189  $ 159   $137        $114  $ 104   $  86        $ 27   $ 25    $23
Interest cost on benefit obligation       54     40     27          88     82      74          35     34     32
Actual return on plan assets             (87)  (107)   (61)       (251)  (341)   (120)        (56)   (82)   (55)
Net amortization and deferral             17     58     25         112    234      36          (9)    27      8
------------------------------------------------------------------------------------------------------------------
Net plan cost                           $173  $ 150   $128        $ 63 $   79   $  76        $ (3)  $  4    $ 8
------------------------------------------------------------------------------------------------------------------


HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

FUNDED STATUS The funded status of the defined benefit and retiree medical plans is:

                                          U.S. defined benefit plan  Non-U.S. defined benefit plans  U.S. retiree medical plan
                                          -------------------------  ------------------------------  -------------------------
In millions                                    1998         1997             1998         1997           1998         1997
------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets                   $   936      $   733          $ 1,919      $ 1,530        $   503      $   448
Benefit obligation                           (1,115)        (778)          (1,983)      (1,443)          (543)        (475)
------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess (less than)
   benefit obligation                          (179)         (45)             (64)          87            (40)         (27)
Unrecognized net experience (gain) loss          77          (23)              73          (80)          (255)        (268)
Unrecognized prior service cost(benefit)
   related to plan changes                       39           43               33           37           (144)        (154)
Unrecognized net transition asset*              (15)         (23)              (1)          (3)          --           --
------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) costs                         (78)     $   (48)         $    41      $    41        $  (439)     $  (449)
------------------------------------------------------------------------------------------------------------------------------
Vested benefit obligation                   $  (507)     $  (327)         $(1,476)     $(1,059)
Accumulated benefit obligation              $  (507)     $  (327)         $(1,540)     $(1,105)
------------------------------------------------------------------------------------------------------------------------------

*Amortized over 15 years for the U.S. plan and over periods ranging from 12 to 20 years for non-U.S. plans.

Plan assets consist primarily of listed stocks and bonds. It is the company's practice to fund these costs to the extent they are tax-deductible.


ASSUMPTIONS The assumptions used to measure the benefit obligations and to compute the expected long-term return on assets for the company's defined benefit and retiree medical plans are:

                                                                                 1998         1997          1996
----------------------------------------------------------------------------------------------------------------

U.S. defined benefit plan:
   Discount rate                                                                 6.5%         7.0%          7.5%
   Average increase in compensation levels                                       5.0%         5.5%          5.5%
   Expected long-term return on assets                                           9.0%         9.0%          9.0%
Non-U.S. defined benefit plans:
   Discount rate                                                          3.0 TO 6.5%  3.5 to 8.0%   4.0 to 8.5%
   Average increase in compensation levels                               3.75 TO 5.0%  3.5 to 5.5%   3.5 to 6.5%
   Expected long-term return on assets                                    6.5 TO 8.5%  6.0 to 9.0%  5.8 to 10.0%
U.S. retiree medical plan:
   Discount rate                                                                 6.5%         7.0%          7.5%
   Expected long-term return on assets                                           9.0%         9.0%          9.0%
   Current medical cost trend rate                                              8.65%         9.6%         10.0%
   Ultimate medical cost trend rate                                              5.5%         6.0%          6.0%
   Medical cost trend rate decreases to ultimate rate in year                    2007         2007          2007
   Effect of a 1% increase in the medical cost trend rate (millions):
     Increase in benefit obligation                                          $    116      $   101       $    90
     Increase in the annual retiree medical cost                             $     17      $    15       $    13
----------------------------------------------------------------------------------------------------------------


HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

COMMITMENTS

The company leases certain real and personal property under noncancelable operating leases. Future minimum lease payments at October 31, 1998 are $216 million for 1999, $175 million for 2000, $129 million for 2001, $94 million for 2002, $73 million for 2003 and $240 million thereafter. Certain leases require the company to pay property taxes, insurance and routine maintenance, and include escalation clauses. Rent expense was $465 million in 1998, $388 million in 1997 and $353 million in 1996.


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

The Company expects to implement successfully the changes necessary to address its Year 2000 (Y2K) internal readiness, product compliance, and material third-party relationship issues. Based on current estimates, the Company does not believe that the incremental costs associated with such actions will have a material effect on the Company's results of operations or financial condition. There can be no assurance, however, that there will not be a delay in, increased costs associated with, or legal claims related to the implementation of such changes. In addition, failure to achieve Y2K readiness could result in delays in the Company's ability to manufacture and ship products and deliver services, disrupt its customer service and technical support facilities, and interrupt customer access to its online products and services. The Company's inability to perform these functions could have an adverse effect on future results of operations or financial condition.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES


GEOGRAPHIC AREA INFORMATION

The company, operating in a single industry segment, designs, manufactures and services products and systems for measurement, computation and communications.

Net revenue, earnings from operations and identifiable assets, classified by the major geographic areas in which the company operates, are:

In millions                                                              1998          1997           1996
----------------------------------------------------------------------------------------------------------
NET REVENUE
United States:
   Unaffiliated customer sales                                       $ 21,530      $ 19,076       $ 17,041
   Interarea transfers                                                  7,748         7,368          7,263
----------------------------------------------------------------------------------------------------------
                                                                       29,278        26,444         24,304
----------------------------------------------------------------------------------------------------------
Europe:
   Unaffiliated customer sales                                         16,056        14,332         13,252
   Interarea transfers                                                  1,814         1,768          1,643
----------------------------------------------------------------------------------------------------------
                                                                       17,870        16,100         14,895
----------------------------------------------------------------------------------------------------------
Japan, Other Asia Pacific, Canada, Latin America:
   Unaffiliated customer sales                                          9,475         9,487          8,127
   Interarea transfers                                                  5,091         5,198          5,470
----------------------------------------------------------------------------------------------------------
                                                                       14,566        14,685         13,597
----------------------------------------------------------------------------------------------------------
Eliminations                                                          (14,653)      (14,334)       (14,376)
----------------------------------------------------------------------------------------------------------
                                                                     $ 47,061      $ 42,895       $ 38,420
----------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS
United States                                                        $  1,837      $  2,549       $  2,470
Europe                                                                  1,323         1,296            769
Japan, Other Asia Pacific, Canada, Latin America                        1,337         1,278          1,173
Eliminations and corporate                                               (656)         (784)          (686)
----------------------------------------------------------------------------------------------------------
                                                                     $  3,841      $  4,339       $  3,726
----------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
United States                                                        $ 16,079      $ 15,665       $ 14,321
Europe                                                                 11,169         9,710          7,991
Japan, Other Asia Pacific, Canada, Latin America                        8,588         8,549          7,200
Eliminations and corporate                                             (2,163)       (2,175)        (1,813)
----------------------------------------------------------------------------------------------------------
                                                                     $ 33,673      $ 31,749       $ 27,699
----------------------------------------------------------------------------------------------------------


Net revenue from sales to unaffiliated customers is based on the location of the customer. Interarea transfers are sales among company affiliates principally made at market price, less an allowance primarily for subsequent manufacturing and/or marketing costs. Earnings from operations and identifiable assets are classified based on the location of the company's facilities. Identifiable corporate assets, which are net of eliminations, are comprised primarily of cash and cash equivalents, property, plant and equipment, and other assets, and aggregate $4,838 million in 1998, $5,776 million in 1997 and $4,810 million in 1996.

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

The company's consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. Their audits were conducted in accordance with generally accepted auditing standards, and included a review of financial controls and tests of accounting records and procedures as they considered necessary in the circumstances.

The Audit Committee of the Board of Directors, which consists of outside directors, meets regularly with management, the internal auditors and the independent accountants to review accounting, reporting, auditing and internal control matters. The committee has direct and private access to both internal and external auditors.


/s/ Lew Platt                             /s/ Robert Wayman
Lew Platt                                 Robert Wayman
Chairman of the Board, President and      Executive Vice President, Finance and
Chief Executive Officer                   Administration
                                          Chief Financial Officer




REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF HEWLETT-PACKARD COMPANY

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Hewlett-Packard Company and its subsidiaries at October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
San Jose, California
November 16, 1998

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES


ORDERS AND NET REVENUE BY GROUPINGS OF SIMILAR PRODUCTS AND SERVICES
UNAUDITED

For the years ended October 31
In millions                                                        1998           1997            1996
------------------------------------------------------------------------------------------------------
ORDERS
Computer products, service and support                         $ 38,780        $35,399         $31,853
Test and measurement products and service                         4,234          4,486           4,018
Medical electronic equipment and service                          1,444          1,339           1,292
Electronic components                                             1,054            989             831
Chemical analysis and service                                       992            940             895
------------------------------------------------------------------------------------------------------
                                                               $ 46,504        $43,153         $38,889
------------------------------------------------------------------------------------------------------
NET REVENUE
Computer products, service and support                         $ 39,466        $35,407         $31,447
Test and measurement products and service                         4,169          4,339           3,910
Medical electronic equipment and service                          1,408          1,265           1,287
Electronic components                                             1,052            975             918
Chemical analysis and service                                       966            909             858
------------------------------------------------------------------------------------------------------
                                                               $ 47,061        $42,895         $38,420
------------------------------------------------------------------------------------------------------

The table above provides supplemental information showing orders and net revenue by groupings of similar products and services. In fiscal year 1998, the company's Integrated Systems Division was transferred from the computer products, service and support grouping to the test and measurement products and service grouping. Fiscal years 1997 and 1996 orders and net revenue have been restated to be consistent with the new presentation. The change did not affect the company's total orders or net revenue. The company reports orders when received. The groupings are as follows:

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

MEDICAL ELECTRONIC EQUIPMENT AND SERVICE Clinical measurement instrumentation and information systems used for patient monitoring; point-of-care diagnostics; ultrasound imaging and diagnostic cardiology; solutions implementation and support and equipment maintenance services; and medical supplies.

ELECTRONIC COMPONENTS Advanced components for wireless and wired communications, image capture and display, and power lighting.

CHEMICAL ANALYSIS AND SERVICE Gas and liquid chromatographs; mass spectrometers and spectrophotometers used to analyze chemical compounds; bioscience instrument systems; laboratory data and information management systems; support and maintenance services; and consumables and supplies.

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES


QUARTERLY SUMMARY
UNAUDITED


For the three months ended
In millions except per share amounts         January 31          April 30           July 31          October 31
--------------------------------------------------------------------------------------------------------------
1998
U.S. orders                                   $   5,339          $  5,338          $  5,031           $  5,630
International orders                              7,052             6,276             5,423              6,415
--------------------------------------------------------------------------------------------------------------
Total orders                                  $  12,391          $ 11,614          $ 10,454           $ 12,045
--------------------------------------------------------------------------------------------------------------
Net revenue                                   $  11,816          $ 12,040          $ 10,979           $ 12,226
Cost of products sold and services            $   7,837          $  8,224          $  7,505           $  8,506
Earnings from operations                      $   1,304          $    872          $    774           $    891
Net earnings                                  $     929          $    685          $    621           $    710
Per share amounts:
     Net earnings - Basic                     $     .89          $    .66          $    .60           $    .69
     Net earnings - Diluted                   $     .86          $    .65          $    .58           $    .68
     Cash dividends                           $     .14          $    .14          $    .16           $    .16
     Range of stock prices               $58 3/4-67 3/4    $60 1/4-75 3/8    $55 3/8-81 5/8    $48 9/16-60 1/4
--------------------------------------------------------------------------------------------------------------
1997
U.S. orders                                   $   4,215          $  4,586          $  4,853           $  5,183
International orders                              6,759             5,808             5,503              6,246
--------------------------------------------------------------------------------------------------------------
Total orders                                  $  10,974          $ 10,394          $ 10,356           $ 11,429
--------------------------------------------------------------------------------------------------------------
Net revenue                                   $  10,295          $ 10,340          $ 10,471           $ 11,789
Cost of products sold and services            $   6,694          $  6,743          $  7,053           $  7,829
Earnings from operations                      $   1,281          $  1,102          $    825           $  1,131
Net earnings                                  $     912          $    784          $    617           $    806
Per share amounts:
     Net earnings - Basic                     $     .90          $    .77          $    .60           $    .77
     Net earnings - Diluted                   $     .87          $    .75          $    .58           $    .75
     Cash dividends                           $     .12          $    .12          $    .14           $    .14
     Range of stock prices               $43 1/8-56 3/8          $  49-59        $50 7/8-70    $59 1/2-71 9/16
--------------------------------------------------------------------------------------------------------------


NET EARNINGS PER SHARE-
DILUTED
(IN DOLLARS)

A bar chart entitled "Net Earnings Per Share-Diluted (In dollars)" at the top right of page 64 of the Annual Report shows that for the fiscal quarters in the years 1997 and 1998 (shown on the x-axis) the Company had net earnings per share-diluted (shown on the y-axis) in the respective amounts provided in the table entitled "Quarterly Summary (Unaudited)" on page 64 of the Annual Report.

RANGE OF STOCK PRICE
(IN DOLLARS PER SHARE)

A bar chart entitled "Range of Stock Price (In dollars per share)" at the bottom right of page 64 of the Annual Report shows that for the fiscal quarters in the years 1997 and 1998 (shown on the x-axis) the range of stock prices (shown on the y-axis) was in the respective amounts provided in the table entitled "Quarterly Summary (Unaudited)" on page 64 of the Annual Report.

SHAREHOLDER INFORMATION

The annual meeting will be held on Tuesday, February 23, 1999 at the Flint Center for the Performing Arts. The address is 21250 Stevens Creek Boulevard, Cupertino, California, 95015-1897.

INVESTOR INFORMATION

Current and prospective HP investors can receive the annual report, proxy statement, 10-K, earnings announcements, 10-Q and other publications at no cost by calling 800-TALK-HWP (825-5497). As a service to people with impaired vision, the 1998 annual report is available on audio cassette.

HP's home page on the World Wide Web is at http://www.hp.com

The annual report and related financial information are also available on the Web, and they can be accessed either from our home page or directly at http://www.hp.com/go/financials

HP's Web site with Year 2000 information for customers is at http://www.hp.com/year2000/index.html

TRANSFER AGENT AND REGISTRAR

Please contact HP's transfer agent, at the phone number or address listed below, with questions concerning stock certificates, dividend checks, transfer of ownership or other matters pertaining to your stock account.

Harris Trust and Savings Bank
Shareholder Services
P.O. Box A3504
Chicago, Illinois 60690

If calling from anywhere within the United States: (800) 286-5977
From outside the United States: (312) 461-4061

COMMON STOCK AND DIVIDENDS

Hewlett-Packard is listed on the New York and Pacific stock exchanges, with the ticker symbol HWP. We've paid cash dividends each year since 1965. The current rate is $0.16 per share per quarter. As of November 30, 1998, there were 113,871 shareholders of record.

DIVIDEND REINVESTMENT/STOCK PURCHASE

Dividend reinvestment and stock purchase are available through Harris Bank, HP's transfer agent. Please contact Harris Bank at the address and phone numbers listed under Transfer Agent and Registrar for information on this program.


CORPORATE INFORMATION

HEADQUARTERS
3000 Hanover Street
Palo Alto, CA 94304
(650) 857-1501

GEOGRAPHIC OPERATIONS
Americas
19320 Pruneridge Avenue
Cupertino, CA 95014-0707
Telephone: (408) 343-7000

Europe, Africa, Middle East
Route du Nant-d'Avril 150
CH-1217 Meyrin 2
Geneva, Switzerland
Telephone: (41/22) 780-8111

Asia Pacific
17-21/F Shell Tower
Times Square, 1 Matheson Street
Causeway Bay, Hong Kong
Telephone: (852) 2 599-7777

A DIRECTORY OF SALES AND SUPPORT LOCATIONS CAN BE OBTAINED FROM THE CORPORATE COMMUNICATIONS DEPARTMENT AT HP'S HEADQUARTERS IN PALO ALTO. PLEASE CALL 800-825-5497 TO REQUEST THIS INFORMATION.

[Recycle logo] Printed on recycled paper

(1)HP-UX RELEASE 10.20 AND LATER AND HP-UX RELEASE 11.00 AND LATER ON ALL HP 9000 COMPUTERS ARE OPEN GROUP UNIX 95 BRANDED PRODUCTS.

MICROSOFT IS A U.S. REGISTERED TRADEMARK OF MICROSOFT CORP.

ORACLE IS A REGISTERED U.S. TRADEMARK OF ORACLE CORPORATION, REDWOOD CITY, CALIFORNIA.

PENTIUM IS A U.S. REGISTERED TRADEMARK OF INTEL CORPORATION.

UNIX IS A REGISTERED TRADEMARK OF THE OPEN GROUP.

WINDOWS IS A U.S. REGISTERED TRADEMARK OF MICROSOFT CORP.

WINDOWS NT IS A U.S. REGISTERED TRADEMARK OF MICROSOFT CORP.